
03020222

0-31054

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: •14th May, 2003


RECD S.E.C.
MAY 19 2003
1086

TELENOR ASA

(Translation of registrant's name into English)

Snarøyveien 30,
1331 Fornebu.
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K contains:

- Annual Report 2002 in paper

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELENOR ASA

Dated: 14th May, 2003

By: [signature]

Name: Torstein Moland
Title: Chief Financial Officer

The Annual Report 2002 documents Telenor's strong position in the Norwegian market, an enhanced capacity to deliver in the Nordic market and a developed position as an international mobile communications company. With its modern communications solutions, Telenor simplifies daily life for more than 15 million customers.


telenor

TELENOR

At the end of 2002, Telenor had substantial business activities in 16 countries. The activities were managed through partly or fully owned companies within four business areas. Mobile communications is the largest area, with substantial operations in 12 countries



THE NORDIC REGION

Norway	
Telenor Mobil AS	(100%)
Telenor Networks AS	(100%)
Telenor Plus AS	(100%)
Canal Digital AS	(100%)
Telenor Business Solutions AS	(100%)

Sweden	
Telenor Plus AB	(100%)
Canal Digital Sverige AB	(100%)
Telenor Vision International AB	(100%)
Telenor Business Solutions AB	(100%)
Utfors AB	(90.00%)

Denmark	
Sonofon Holding A/S	(53.50%)
Canal Digital Danmark A/S	(100%)

Finland	
Canal Digital Finland OY	(100%)

EUROPE

UK	
Telenor UK Ltd.	(100%)
Telenor Business Sol. UK Ltd.	(100%)

Greece	
Cosmote S.A.	(18.00%)

Slovakia	
Telenor Networks a.s. SK	(100%)
Nextra s.r.o	(100%)

The Czech Republic	
Telenor Networks Czech s.r.o	(100%)
Nextra Czech Republic s.r.o	(99.30%)

Ukraine	
Kyivstar G.S.M. JSC	(54.21%)

Hungary	
Pannon GSM	(100%)
Nextra Kft	(100%)

Austria	
Connect Austria GmbH	(17.45%)

Montenegro	
ProMonte GSM	(44.10%)

Russia	
VimpelCom	(28.98%)
Comincom/Combellga	(75.00%)

ASIA

Thailand	
Total Access Comm. PLC (DTAC)	(40.28%)

Malaysia	
DiGi.Com bhd	(61.00%)

Bangladesh	
GrameenPhone Ltd.	(46.41%)

In addition, Telenor has satellite operations covering large parts of the world.

MARKET INFORMATION

	2002	2001	2000	1999	1998
MOBILE COMMUNICATION					
Norway					
Mobile subscriptions (NMT + GSM) (000s)	2,382	2,307	2,199	1,950	1,552
GSM subscriptions (000s)	2,330	2,237	2,056	1,735	1,260
– of which prepaid (000s)	1,115	1,027	911	732	316
Revenue per GSM subscription per month (ARPU)[1]	346	340	338	341	366
Traffic minutes per GSM subscription per month (AMPU)	180	181	173	169	167
Market share GSM (service provider)	61.1%	60.9%	66.4%	–	–
Customer churn – mobile subscriptions	17.5%	12.5%	12.7%	14.2%	13.1%
Pannon GSM (Hungary)					
GSM subscriptions (000s)	2,450	–	–	–	–
– of which prepaid (000s)	1,910	–	–	–	–
Revenue per GSM subscription per month (ARPU)[1]	180	–	–	–	–
Traffic minutes per GSM subscription per month (AMPU)	113	–	–	–	–
Market share GSM	38%	–	–	–	–
DiGi.Com (Malaysia)					
GSM subscriptions (000s)	1,616	1,039	–	–	–
– of which prepaid (000s)	1,519	902			
Revenue per GSM subscription per month (ARPU)[1]	152	180	–	–	–
Traffic minutes per GSM subscription per month (AMPU)	189	211	–	–	–
Market share GSM	19%	17%	–	–	–
Kyivstar GSM (Ukraine)					
GSM subscriptions (000s)	1,856	–	–	–	–
– of which prepaid (000s)	1,472	–	–	–	–
Revenue per GSM subscription per month (ARPU)[1]	107	–	–	–	–
Traffic minutes per GSM subscription per month (AMPU)	49	–	–	–	–
Market share GSM	50%	–	–	–	–
GrameenPhone (Bangladesh)					
GSM subscriptions (000s)	769	464	191	61	30
– of which prepaid (000s)	563	279	49	6	–
Revenue per GSM subscription per month (ARPU)[1]	172	190	260	–	–
Traffic minutes per GSM subscription per month (AMPU)	298	315	356	–	–
Market share GSM	69%	70%	69%	–	–
FIXED LINE IN NORWAY					
PSTN subscriptions (000s)	1,467	1,545	1,680	1,908	2,167
ISDN subscriptions (lines) (000s)	1,828	1,766	1,590	1,228	755
PSTN/ISDN generated traffic (minutes in millions)	15,527	17,960	19,560	18,704	16,610
Fixed line market share of traffic minutes (including Internet)	72.2%	73.2%	73.2%	87.3%	96.4%
Operator access lines (000s)	49	12	–	–	–
INTERNET IN NORWAY					
Internet subscriptions residential market (000s)	960	831	625	400	260
– of which Frisurf (000s)	533	437	243	45	–
– of which ADSL (000s)	90	23	–	–	–
Internet subscriptions business market Norway (000s)	17	16	13	8	4
– of which ADSL (000s)	4	1	–	–	–
ADSL-lines wholesale market (000s)	109	24	–	–	–
Revenue per subscription per month residential market (ARPU)[2]					
– Frisurf	237	182	198		
– ADSL	4,490	3,630	–	–	–
Market share ADSL	73%	74%	–	–	–
Customer churn, internet subscriptions	20.0%	20.0%	25.5%	14.0%	11.7%
TV DISTRIBUTION					
Pay television subscribers in the Nordic region (000s)					
– Cable-TV (CATV)	571	561	357	282	270
– Small antenna networks (SMATV)	1,096	1,105	1,086	937	686
– Home satelitte dish (DTH)	738	657	506	405	352
Revenue per subscription per month (ARPU)[2]					
– Cable-TV (CATV) in Norway	1,672	1,470	1,392	1,382	–
– Small antenna networks (SMATV) in Nordic Region	226	214	245	206	–
– Home satelitte dish (DTH) in Nordic Region	3,238	3,029	2,874	2,964	–
Customer churn, Home satelitte dish (DTH)	19.3%	29.2%	–	–	–

[1] Average monthly revenue per GSM subscription (ARPU) is calculated based on total revenues from GSM subscriptions, including subscription fees, incoming and outgoing traffic fees, roaming and revenues from value-added services, divided on the average number of GSM subscriptions for the relevant period.

[2] Average revenue per subscriber is calculated as total revenue divided on the arihmetic mean of annual opening and closing balance of subscriptions.





Telenor is Norway's largest telecommunications player with extensive mobile operations abroad. At the beginning of 2003, Telenor had substantial operations in 13 countries

CONTENT

TELENOR – INTERNATIONALISATION AND GROWTH

Telenor is Norway's largest telecommunications group, with substantial international mobile operations. Continued development of the international mobile portfolio is an integral part of Telenor's strategy, as well as a basis for further growth.

Telenor underwent a period of strong international expansion in the 1990s. The company registers international demand for products developed and tested in the Norwegian market, not least from international growth markets. The company's strategy is therefore strongly associated with international growth, based on the strong Norwegian position and the enhanced position in the Nordic region.

Telenor was listed on the Oslo Stock Exchange and Nasdaq on 4 December 2000. At the end of 2002, the company had 55,840 shareholders, the Norwegian State being the majority shareholder (holding 77.6% of the shares). The Telenor group's revenues in 2002 totalled NOK 48.8 billion. The company's market value as of 31 December 2002 was NOK 47.8 billion, which made it the third largest company on the Oslo Stock Exchange.

HISTORY

Telenor's origins go all the way back to 1855, and for 150 years the company has been Norway's leading telecoms player. In the 1990s, Telenor went from being a state monopoly to become a commercial enterprise and the company is today positioned as an innovative player in international mobile communications.

In 1994, the then Norwegian Telecom was established as a public corporation. In December 2000, the company was partly privatised and listed on the stock exchange. This transformation took place as a gradual adaptation to increasing competition in the Norwegian telecoms market after deregulation in the 1990s, with free competition for all services from 1998. Telenor has successfully defended its strong position in the Norwegian market.

Telenor's strong international expansion in recent years has been based on leading-edge expertise, acquired in the Norwegian and Nordic markets, which are among the most highly developed technology markets in the world. Internationalisation was achieved on the basis of strong positions in satellite communications, in mobile communications and in domestic Internet activities. Telenor has been one of the world's leading suppliers of satellite communications for many years. Norway and the Nordic region have been in the forefront of the development of mobile communications, and Internet use has quickly gained ground in this market.

Telenor is a pioneer in mobile communications. Manual mobile telephony services were introduced in Norway in 1966, as a forerunner to the automatic NMT system, which appeared in 1981. Its digital successor, GSM, was introduced in 1993.

In the same year, Telenor made its first international mobile investment, in Pannon GSM. Telenor opened its UMTS network (third-generation mobile network) in 2001.

INTERNATIONALISATION

In the second half of the 1990s, Telenor became involved in mobile operations in a number of countries: Russia (1994), Bangladesh, Greece, Ireland, Germany and Austria (1997), Ukraine (1998), Malaysia (1999), Denmark and Thailand (2000). Telenor's strategy was to take positions based on the company's core expertise. In 1997, Telenor's international investments exceeded investments made in the domestic market – mainly as a result of the mobile commitments.

Telenor holds a prominent position in the Nordic TV market, both with regard to the number of subscribers and to the extent of coverage. At the end of 2002, Telenor distributed TV to 2.4 million Nordic customers through Canal Digital and Telenor's cable operations. The TV activities widen the scope of Telenor's Norwegian and Nordic operations, primarily by supplying new products and services, but also by providing access to an extensive customer base.

OBJECTIVES, VISION AND VALUES

Telenor's principal objective is to create value for shareholders through a commitment to our customers, employees and joint venture partners, and the interest of the general public. In a long-term perspective, a strong customer and market focus, coupled with a strong sense of responsibility for society and the welfare of our employees, will provide the best basis for increased value creation.

Financial value will be created through profitable and consistent growth, based on the development of solutions that simplify the use of, and increase the benefits of, modern communications technology. In this way, customers (individual customers as well as business customers) will be offered greater freedom of choice and wider opportunities. Telenor's solutions shall simplify people's daily lives, make companies'



TELENOR: STRATEGIC AND BUSINESS RELATED DEVELOPMENT, 2003

	1970s	1980s	1990s	2003
Mobile communications		NMT	GSM SMS	GPRS/UMTS
Fixed network communications	PSTN		ISDN	ADSL/IP Broadband
Internet				IP VPN
TV-distribution	Broadcasting			Canal Digital
Satellite communications	Thor I	Thor II	Thor III	
Managed services/software services			IT EDB BP	
IT/installation	Telecom		Bravida	
Directories/media			Telenor Media	

Monopolised markets → De-regulated markets

	1970s	1980s	1990s	2003
	Norwegian Telecom	Norwegian Telecom	Telenor AS	Telenor ASA
	A pioneer within satellite communications	A pioneer within mobile communications	A pioneer within value-adding services on several platforms; development of Internet	Development of integrated mobile solutions; positioned for convergence
	Norway	Norway	Norway The Nordic region Europe* South East Asia*	Norway The Nordic region Europe* South East Asia*

* Selected countries

National telecoms operator → International communications player → International mobile operator

TELENOR'S REPORTING STRUCTURE, 2002

Group management

Telenor Mobile | Telenor Networks | Telenor Plus | Telenor Business Solutions

Other activities

Core activities

operations more efficient and increase companies' competitive power.

Telenor has therefore adopted the following vision for the development of its organisation and market position: Telenor – Ideas that simplify.

With this vision in mind, Telenor shall be a driving force in creating, simplifying and introducing communications and content solutions to the market. The vision is built on Telenor's tradition as an innovator, and as one of the first to introduce new products to the market. Telenor is committed to simplify the use of services and the channels through which customers interact with the company.

Telenor's focus is on realising the company's core values. All employees' conduct shall be based on three core values. To be *dynamic* requires insight and active involvement, coupled with a drive to accomplish. To be *innovative* entails continuously being attentive to new opportunities for development and growth. To be *responsible* requires active participation in the community surrounding the company. All employees shall be responsible for their own actions and always put the needs of the customers first.

MANAGEMENT

As a responsible company, Telenor remains committed to internal management and control, both in relation to its management practices and its social responsibilities. Good corporate governance has for a number of years been an important concern for Telenor, and was further strengthened in 2002.

To achieve good corporate governance, Telenor places great emphasis on establishing and implementing internal guidelines, routines and processes that shall form the basis for a responsible management of the group. The corporate governance is built on external legislation and internal guidelines which shall be observed in all parts of the organisation. *[More on Telenor's corporate governance on p.18]*

Telenor has developed and implemented an integrated management model to strengthen the group's ability and power to realise its strategic objectives.

The group's management model identifies a set of primary financial and non-financial factors (value drivers) both on group level and in the different business areas. The model shall contribute to long-term optimisation of shareholder values. *[More on the management model on p. 34]*

STRATEGY

Telenor shall consolidate its leading position in the Norwegian market, strengthen its position in the Nordic market and concentrate and continue to develop its international mobile operations.

In addition to consolidation and cost control, Telenor's strategy is also based on the development of mobile operations in growth markets. This will be done based on a broad range of services, and our considerable experience from working with customers and markets in the highly developed Norwegian and Nordic markets.

The international focus is primarily on mobile services in markets where Telenor has opportunities for creating long-term value. These commitments are based on the company's documented expertise in establishing and developing mobile operations, within the areas of technology, distribution, management and markets.

Telenor's value creation is primarily based on three strategic areas:

– focused core activities
– focused market prioritising
– focused mobile communications

Core activities: Telenor's core activities comprise mobile communications, fixed network communications and TV distribution, organised through three business areas. Additional substantial activities are organised under Other activities. The mobile and fixed network operations underpin Telenor's position in the Norwegian market, but they also include substantial international operations, particularly within mobile telephony. Mobile communications is the main basis for the company's internationalisation and growth. As from 2003, TV distribution is being developed as a core activity in the Nordic market.



Market priorities: The Norwegian market is the basis for Telenor's Nordic market platform. In addition, Telenor has established itself in the international market, geographically concentrated in countries in two regions outside the Nordic region: Central and Eastern Europe and South East Asia.

Telenor shall defend its leading position in the Norwegian market as well as strengthen its service delivery in the Nordic market. On the international arena, Telenor will primarily supply mobile communications solutions, with focus on regions where the company already has activities. These are markets where strong growth can be expected, and markets which Telenor has the required strength and credibility to operate.

Mobile communications: Telenor's primary strategic focus, both in the Norwegian and international markets, is on mobile communications, concentrated in selected countries in South East Asia and Central and Eastern Europe, i.e. markets with a major growth potential. Telenor's internationalisation is based chiefly on its position as a mobile operator, and the company already has a special emphasis on this segment.

The portfolio strategy within the mobile operations is to develop established positions, with focus on profitable growth and on achieving operational and financial control, which will release important synergies between the companies. Where operational control cannot be established in the foreseeable future, Telenor will seek to dispose of its interests. At the outset of 2003, Telenor had substantial commitments in 12 mobile companies in 12 countries.

Telenor places a great deal of emphasis on the mobile portfolio's balance, i.e. that mature activities in saturated markets are balanced against new operations in growth areas. The mature activities shall create enough value to give the owners a long-term return as well as contribute to the company's financial strength.

Telenor's financial basis and commercial innovation give it credibility as a company that is able to deliver, with documented results, in the growth markets.

ORGANISATION

In 2002, the organisational structure comprised the business areas Telenor Mobile, Telenor Networks, Telenor Plus and Telenor Business Solutions as well as Other activities.

At the end of 2002, the group had 23,450 employees, 14,150 of them in Norway. As part of the strategic programme for operational efficiency, Telenor undertook workforce reductions in 2002, mainly affecting the Norwegian operations. Total number of employees was reduced by 1,500.

In accordance with its business strategy, Telenor has decided to simplify its corporate structure into three business areas (Telenor Mobile, Telenor Networks and Telenor Broadcast), plus Other activities, effective from 2003. In order to provide better follow-up and improve customer services in the Norwegian market, a separate market organisation has been established: Telenor Norge.

POSITIONED FOR GROWTH

"2002 was a challenging year for the industry and for Telenor. Cost control and consolidation have been given first priority. At this juncture, it is important to underline that Telenor is in fact financially solid and well positioned for further growth," says Telenor CEO Jon Fredrik Baksaas.

Jon Fredrik Baksaas is now well into his first full year as CEO of Telenor. He is by no means a newcomer, in fact he has served the company since 1989, and a number of these years have been spent in the group management. The economist has taken the reins at a time when the industry has been seeing a lot of turbulence, but where Telenor remains financially solid, and well-positioned for continued growth.

Optimism

" Many operators are now heavily burdened with debt, and the industry has had to take substantial write-downs," says the Telenor CEO. "The industry is suffering from the fact that large sums of money were invested in licence fees for unknown services, on unknown terminals, based on untried business models. The debt burden requires us to revise our outlook on the future *of the industry," maintains* Baksaas. "*Many companies are now* struggling with high exposure to UMTS. Telenor has only limited UMTS commitments."

Acquisitions and debt burdens are familiar words at Telenor too. "Our mobile portfolio contains examples of acquisitions purchased at an excessive price," admits the CEO. "We too have had to take write-downs in 2002, but to a lesser extent than other companies in the industry. And Telenor's debt exposure is modest in comparison with the industry as a whole."

Jon Fredrik Baksaas is an optimist, and maintains that Telenor shall continue to grow, on the following basis: "Telenor is financially solid, and well positioned for continued development and new growth. The key issues ahead will be consolidation and focus on the development of those areas where the company has its strengths."

Control initiatives

"*Consolidation and concentration* form the basis for Telenor's strategy as well as the basis for further international growth, " explains Baksaas. "The creation of future value requires firm management, and in 2002, we felt that we had to take a new hold on the company's commercial challenges."

"*Cost control and investment rationalisation* has already produced visible results, and more will follow in the years to come. Telenor's cost reduction programme, Delta 4, is on schedule. We shall reduce our annual operating costs by the end of 2004 by NOK 4 billion gross in relation to the cost level in 2001. The goals remain the same; a total annual saving of NOK 1.1 billion in 2002, an expected NOK 1.3 billion in 2003, and total savings of NOK 4 billion by the end of 2004. "

"*The establishment of the new market organisation Norway* was made in recognition of a lower growth rate in the Norwegian market. We are also seeing increased competition and certain regulatory issues need to be settled. When other players move in on our markets we have to respond by being more efficient and more innovative. We have to live up to our vision: Ideas that simplify. Customers must recognise improvements in our products and services, communication and follow-up."

"*The establishment of the business area Telenor Broadcast* was *made in recognition of the fact that TV distribution affords us* a special position in relation to our competitors. With 2.4 million TV customers, this is a significant operation in the Nordic market for digital entertainment and information services," says Baksaas, before pointing out that these activities were further strengtened in 2002.

"*The new headquarters are an asset.* Our innovative way of combining people, environment and technology gives us the means to further develop our corporate culture. We have created the basis for creative interaction and working methods that are suited to a modern organisation such as Telenor's.The technologically advanced ICT solution Telenor Arena is now being launched commercially. "

Strategy initiatives

The control initiatives are crucial to the continued development of Telenor, and the CEO is eager to emphasise two strategic aspects that were introduced in 2002, and which will also be pursued in 2003:

"*The international mobile commitments* are undergoing a period of consolidation, and we will continue to develop the portfolio. Telenor's internationalisation is essentially based on mobile communications, but within limited geographical areas. Our geographical focus is centred on markets that have substantially higher growth potential, and correspondingly lower mobile penetration, than Western Europe. This involves a significant potential for growth, and Telenor's strategy is to take positions



that will allow us to take part in that growth. Our commitments in Russia and Ukraine are central to us in this respect, and we have entered into agreements to make further commitments."

Telenor is also looking to win positions in the Nordic business market: "It is important that we strengthen our ability to deliver in a market that to an increasing extent is looking for Scandinavian and Nordic solutions. Through our acquisition of Swedish Utfors, and our agreement with Tele2 for mobile operator access to their network in Sweden, we have strengthened our position. I also believe that the new TeliaSonera constellation will drive this market further. In this situation, it is crucial that we maintain our ability to deliver, not least to the Swedish market."

Internationalisation

Telenor is an international group, but a small player on the global arena. In selected markets, however, Telenor is considered to be a major player. Does the CEO see a clear road ahead for Telenor?

"Our capacity for growth lies in internationalisation. Telenor's traditional domestic market in Norway, with 4.5 million people, and where we have market shares of 60–70%, provides limited room for new growth. The Nordic market is saturated, and characterised by fierce competition. Which is why we find our growth potential outside Norway and the Nordic region, and primarily within mobile communications," says Baksaas. Before going on to say:

"The internationalisation, however, is not only about geographical expansion and growth, but also about development in the direction of real integration between companies in the group, and above all, between the mobile companies in which Telenor has a controlling position. Developing synergies from our ownership is our top priority, and we are making good progress in this area."

Customer focus

"Whether we will succeed depends mainly on ourselves," says Baksaas: "To succeed we need to strengthen our organisational culture. Our recently occupied headquarters, with its revolutionary new work concept, provide us with a unique starting point. We perceive the new digital working platform, Telenor Arena, to be a powerful tool in this effort, through the way in which people, technology and environment interact. This platform is now being adopted throughout the group. We also need to strengthen our leadership, and furthermore, we have focus on the significance of customer follow-up to Telenor's value creation."

"We shall strengthen our customer and market awareness," declares the CEO. In this respect he finds it useful to also be a customer. Baksaas characterises himself as a fairly advanced user of Telenor's services: "The mobile phone and laptop PC provide me with access and availability that I benefit from every day. However, as a customer, I also see that there is room for improvement in customer follow-up and support."

And Jon Fredrik Baksaas clearly intends to follow up on this issue: "Neither I nor Telenor shall be satisfied with our efforts if Telenor does not emerge from the challenges of 2003 as a less complex company, simplifying the workday of our customers!"

Jon Fredrik Baksaas was interviewed by Dag Leraand.
[See also presentation, p. 22]

TELENOR IN 2002



NORWAY

- In 2002, Telenor consolidated its position as Norway's leading supplier of mobile communications solutions to the residential and business markets, with close to 2.4 million registered mobile subscribers. In March, Telenor launched next-generation messaging, MMS, with new multimedia services for mobile phones. More than 100,000 Norwegian mobile customers were registered as subscribers to the payment solution SmartPay™, which facilitates the use of mobile phones as terminals for payment.
- Telenor was clearly Norway's leading operator for fixed network services, and Telenor was also the largest supplier of Internet access in the Norwegian residential market, both over ISDN/PSTN, ADSL and cable.

THE NORDIC REGION

- In 2002, Telenor strengthened its position as the largest supplier of TV distribution in the Nordic region, with approximately 2.4 million TV customers. In June, Telenor and Canal+ signed an agreement for the takeover of the remaining shares in Canal Digital. In 2002, Telenor, together with four other Nordic TV companies, held the rights to distribute the FIFA World Cup in the Nordic region. Telenor also entered into a partnership agreement with the Norwegian National Lottery for the development of interactive money games for TV.
- Telenor also strengthened its position in the Swedish business market by entering into an agreement for the takeover of 90% of the shares in the Utfors group, at a price of SEK 264 million Telenor won a contract for the supply of comprehensive fixed network and mobile services to 28 of the 33 municipalities in the Swedish County of Skåne, a contract worth SEK 150 million. Through Utfors, the company also entered into a three-year agreement with the Swedish National Labour Market Board for the supply of a data communications solution worth SEK 120 million.

INTERNATIONAL ACTIVITIES

- In 2002, Telenor continued to develop its position as an international player in mobile communications, with particular focus on Central and Eastern Europe, through a strengthening of its involvement in Russia.
- In February, Telenor closed the takeover of 74.22% of the shares in Pannon GSM from KPN, Sonera and TDC, at a price of EUR 1 002 million, thereby increasing its ownership share to 100%. In July, Telenor entered into an agreement with Sputnik Funds for the acquisition of 16.5% of the shares in the Ukrainian mobile operator Kyivstar GSM, at a price of USD 66.5 million. In September Telenor sold 7.7% of Kyivstar GSM to Storm LLC for USD 31,0 million. thereby reducing its ownership share to 54.2%. Pannon was consolidated in February 2002, and Kyivistar in September in the same year.
- An agreement for further mobile service expansion in Russia was signed in Oslo in November, in the presence of the Russian President, Vladimir Putin, and the Norwegian Prime Minister, Kjell Magne Bondevik. Telenor and the Russian companies VimpelCom and Alfa Group each contributed one third of the total investment of USD 175.4 million.
- In December, Telenor sold its ownership share of 49% in the regional Russian mobile operator Extel to VimpelCom, with an accounting gain of approximately NOK 45 million after tax.
- Telenor's international Internet commitments were further reduced in 2002.

ORGANISATION

- In June, Jon Fredrik Baksaas took over as CEO of Telenor, succeeding Tormod Hermansen, who had held the position since 1991. In December, Tom Vidar Rygh resigned as the Chairman of the Board of Telenor to take up a new position in Sweden. Vice-chairman Åshild Bendiktsen acted as chairman until a new chairman, Thorleif Enger, was appointed in March.
- In December, Telenor decided to simplify its corporate structure into three business areas: Telenor Mobile, Telenor Networks and Telenor Broadcast, plus a portfolio of Other activities. At the same time a separate market organisation for Norway was established, Telenor Norge. The new structure became operative as of 1 January 2003.
- In September, Telenor opened its new headquarters at Fornebu, just outside Oslo. At the same time, Telenor launched a new ICT solution, Telenor Arena. In November, Telenor's new premises in Kristiansand were opened as a regional office and a technological showcase for the Agder region of Southern Norway.



The Directors' Report shows Telenor as a solid organisation well-positioned for profitable growth. The board considers that revenues of NOK 48.8 billion in 2002 and a strengthened international position indicate a robust financial situation and a good platform for further value creation.

CONTENT

DIRECTORS' REPORT 2002

2002 was a challenging year for the European telecommunications industry. In response to this new market reality, Telenor made write-downs and implemented workforce reductions amounting to NOK 7.6 billion. As a consequence, the result before taxes and minority interests showed a loss of NOK 5,136 million.

1. HIGHLIGHTS

At the beginning of 2003, Telenor's financial situation is solid, and the group has a good platform for further value creation. In 2002, the company worked on cost control and improved efficiency through the Delta 4 reorganisation programme, which has successfully improved margins in basic operations. Revenues, excluding gains, amounted to NOK 48.7 billion. This is a growth of NOK 8.1 billion, or about 20%, compared with 2001. Combined with the growth in the company's international activities, this should form the basis for positive financial development in the future.

During 2002, workforce reductions were implemented, affecting slightly more than 1,500 employees in Telenor's Norwegian operations.

In 2002, Telenor took important steps towards increased internationalisation, among other things by acquiring majority holdings in the mobile operators Pannon (Hungary) and Kyivstar GSM (Ukraine), while at the same time selling minority interests in the Russian companies Extel and StavTeleSot. By consolidating companies outside Norway, Telenor is establishing itself as an international group. In the fourth quarter of 2002, 35% of Telenor's revenues were from its international activities, and 40% of the group's employees worked outside Norway.

Telenor ASA is registered in Norway, and in 2002, the company opened its new headquarters at Fornebu, outside Oslo. On 21 June, Jon Fredrik Baksaas succeeded Tormod Hermansen as Group CEO.

To simplify and reinforce Telenor's position in the domestic market, a separate market area was created at the beginning of 2003, comprising all sales and marketing activities in the mobile and fixed network areas in Norway. This means that from 1 January 2003, Telenor has three business areas, which comprise mobile operations, fixed network operations and TV operations, and in addition, Other Activities. Financial reporting from the first quarter of 2003 will be based on this structure.

As of 31 December 2002, Telenor ASA had 55,840 shareholders, with the Norwegian State representing the largest single shareholding (77.6%). The ten largest owners represented 85.39% of the existing shares. Shareholders held 1.803.426.127 shares in the company, representing a total share capital of NOK 10,820,557,032. The Telenor share is quoted on the Oslo Stock Exchange and Nasdaq.

On 31 December 2002, Telenor's shares were quoted at NOK 26.50 on the Oslo Stock Exchange, compared with NOK 38.50 one year earlier. While this represents a fall of 31%, the Dow Jones European Telecom Index fell by 38% in the same period, and the OSE Benchmark Index by 31%. Once again, Telenor was among the ten most traded shares on the Oslo Stock Exchange.

2. FINANCIAL PERFORMANCE

Key figures In 2002, Telenor's result after taxes and minority interests was a loss of NOK 4,298 million, or a loss of NOK 2.42 per share. The corresponding figures for 2001 were a profit of NOK 7,079 million and NOK 3.99 per share.

In 2002, loss before taxes and minority interests was NOK 5,136 million, compared with a profit of NOK 10,255 million in 2001. The result for 2002 was charged with a total of NOK 7.6 billion in the form of costs associated with workforce reductions, net losses on disposals and write-downs. This compares with significant sales gains realised in 2001. The result before taxes and minority interests increased by NOK 2.9 billion to NOK 2.5 billion for 2002, after adjustment for the net effects of gains, losses, write-downs and costs associated with restructuring. This is related to underlying growth, cost reductions and the acquisition of new activities. During the year, cost reductions amounting to approximately NOK 1.1 billion were implemented in connection with the Delta 4 programme for improving operational efficiency.

In 2002, the book value of the publicly listed company DiGi.Com in Malaysia was written down by NOK 2.1 billion, DTAC/UCOM in Thailand by NOK 0.9 billion and Sonofon AS in Denmark by NOK 1.0 billion, based on the continuing fall in the value of mobile companies. Telenor also found it necessary to make a number of other write-downs as a consequence of declining asset values. In addition, approximately NOK 1.0 billion was charged as an expense in connection with restructuring measures, of which costs in connection with workforce reductions comprised approximately NOK 0.7 billion for the entire group.



The operating result for 2002 was a loss of NOK 320 million, compared with a profit of NOK 3,177 million in 2001. The decline is attributable to the same factors as those mentioned above, and the operating profit after adjustment for the net effect of sales gains and losses, write-downs and costs for restructuring, increased by NOK 2.0 billion to NOK 4.3 billion in 2002. The operating result was positively influenced by developments in Telenor Mobile, including the effect of the consolidation of former associated companies in 2001 and 2002. The operating result was charged with costs for the marketing of ADSL in Telenor Plus, as well as the consolidation of Canal Digital, while the operating loss in Telenor Business Solutions was reduced, mainly as a result of fewer loss-making operations in Nextra International. The adjusted operating result in Telenor Networks was in line with 2001.

The result for associated companies was a loss of NOK 2,450 million, compared with a profit of NOK 8,237 million in 2001. The decline was connected with significant sales gains in 2001. The results were also influenced by the fact that a number of companies were converted from associated companies to subsidiaries in 2001 and 2002, as well as by the effects of write-downs in both 2001 and 2002. There was a good underlying growth in revenues and profits in a number of the associated companies, principally in the international mobile operations.

Net financial costs increased by NOK 1,207 million to NOK 2,366 million in 2002, mainly as a result of lower gains from sales of shareholdings and increased net interest expenses. Significant write-downs of shareholdings were made both in 2001 and in 2002. In connection with the acquisition of businesses, net interest-bearing liabilities increased in the course of 2001 and 2002, contributing to higher interest expenses.

Current and deferred taxes totalled an income of NOK 480 million in 2002. Tax-deductible losses were realised in connection with the liquidation and sale of companies. This was partly offset by a tax claim in relation to a challenge of Telenor's 2001 tax return associated with the group internal sale of shares in Sonofon Holding A/S and a lawsuit in Greece, both of which were recorded as tax expenses in 2002. In January 2003, Telenor issued a writ against the Norwegian tax authorities in connection with the Sonofon case.

The cash flow from operating activities increased by NOK 5.9 billion from 2001 to NOK 12.9 billion in 2002. This was principally the result of increases in revenues, and operating margins and accruals, which were partly offset by increased tax and interest payments. The consolidation of DiGi.Com in 2001 and Pannon GSM and Kyivstar in 2002 contributed NOK 3.1 billion.

Telenor invested NOK 21.3 billion in 2002, of which NOK 12.4 billion was acquisition of businesses. COMSAT Mobile Communications was acquired with effect from 11 January 2002, the acquisition of Pannon GSM in Hungary was completed on 4 February 2002 and the acquisition of the remaining 50% of the shares in the Canal Digital group (Norway, Sweden, Denmark and Finland) was finalised on 30 June 2002.

At the end of 2002, Telenor's total balance was NOK 89.5 billion and the equity ratio (including minority interests) was 41.7%, which is a reduction from 55.3% in 2001. Net interest-bearing liabilities totalled NOK 26.9 billion, an increase of NOK 13.7 billion during the year. In the opinion of the Board, Telenor's financial position is satisfactory.

Pursuant to Section 3-3 of the Norwegian Accounting Act we confirm that the accounts have been prepared on the basis of a going concern assumption.

Comments regarding the business areas

Telenor Mobile Telenor Mobile provides mobile voice, data, Internet and content services, as well as electronic commerce, in Norway and a selection of countries abroad. The business area is by far the leading supplier of such services to the Norwegian market, and a pioneer in the development of new services in the field of mobile communications. Telenor Mobile is among the 12 largest mobile communications operators in the world.

Operating profit, Telenor Group; 1998–2002
NOK in millions

2002	(320)
2001	3.177
2000	3.629
1999	4.002
1998	3.797

Capex; 1999–2002
(NOK in millions)

'02 8.9
'01 11.6
'00 10.4
'99 6.4

0 2.0 4.0 6.0 8.0 10.0 12.0



Acquisitions; 1999–2002
(NOK in millions)
'02 12.4
'01 7.2
'00 40.3
'99 6.8
0 10.0 20.0 30.0 40.0 50.0

The total revenues in Telenor Mobile increased by NOK 7,788 million to NOK 20,346 million in 2002. NOK 7.0 billion of this increase resulted from the consolidation of DiGi.Com, Pannon GSM and Kyivstar GSM during 2001 and 2002. In addition to this, there was good underlying growth due to the increase in the number of subscriptions, both at GrameenPhone in Bangladesh and in Norway, where the revenue per subscriber also increased.

The operating profit was reduced by NOK 1,081 million to NOK 1,414 million in 2002, largely as a consequence of the write-down of DiGi.Com in 2002. Apart from this, there was an underlying positive trend associated with improved margins and new companies.

The results from Telenor Mobile's associated companies and joint venture activities fell by NOK 11.7 billion to a loss of NOK 2.0 billion in 2002. The decline must be seen in the context of considerable sales gains achieved in 2001. The 2002 loss is attributable to depreciation and write-downs of Telenor's excess values, while the net income after tax in the associated companies was positive as a consequence of considerable increases in their customer bases. After adjustment for Pannon and Kyivstar, which are now consolidated as subsidiaries, and Extel, which was sold at the end of 2002, there was an increase of 2.1 million in Telenor's pro rata share of subscriptions in international associated mobile telecommunications companies, which reached 5.1 million at the end of 2002. The growth was particularly high in DTAC in Thailand and in VimpelCom in Russia.

Telenor Networks Telenor Networks provides fixed network telecommunications services in Norway. Telenor Networks offers traditional analogue fixed telephony services (PSTN), digital fixed telephony services (ISDN) and value-added services to the residential market. Telenor Networks also offers PSTN and ISDN and leased lines to businesses and the public sector. Additionally, this business area provides interconnection and capacity services such as leased lines and operator access to other network operators and service providers.

The total revenues decreased by NOK 80 million to NOK 16,488 million in 2002. The total traffic minutes in the fixed network on the Norwegian market fell by 8.5% in 2002, as a result of the trend towards wireless traffic and the increase in the use of ADSL, where the volume of traffic is not measured. Telenor Networks' market share of traffic minutes fell by five percentage points to 63% by the end of 2002, but was compensated for Telenor as a whole by increased market shares in the Telenor Plus and Business Solutions business areas.

Telenor Networks' operating result increased by NOK 351 million to NOK 2,526 million in 2002, mainly as a consequence of reduced write-downs.

Telenor Plus The Telenor Plus business area is the leading supplier of TV-based services in the Nordic region. The services comprise the transmission of TV and radio signals through the operators Norkring and Satellite Broadcasting. Through Canal Digital, Telenor Avidi, Sweden On-Line and Telenor Vision, a range of TV services, Pay-TV and digital services are provided to customers in the Nordic region via satellite dish, cable TV and smaller closed networks. The business area is also a leading supplier of Internet access and services to the residential market in Norway.

Total revenues increased by NOK 1,476 million to NOK 4,862 million in 2002, primarily as a result of the consolidation of new companies, including Canal Digital, and the increase in ADSL sales. The number of TV subscribers increased by 3.5% to 2.4 million in 2002, while the number of ADSL subscribers increased by 67,000, to reach 90,000.

The operating loss in 2002 was NOK 883 million, compared with a loss of NOK 841 million in 2001. The increased loss is connected with the effects of new companies and the increased sales of and marketing activities for ADSL, which were partly counteracted by lower write-downs as compared with 2001.

Telenor Business Solutions Telenor Business Solutions provides a broad range of communications solutions and solutions for application services (ASP) to the business market in Norway. The business area also provides IP-based communications services in a selection of European countries, in addition to systems integration in the UK. Telephony, IP-based communications solutions, data communications and advanced network services are also supplied to the business market in Sweden. The Russian company Comincom/Combellga supplies telecommunications services mainly in the Moscow area.



The total revenues of Telenor Business Solutions increased by NOK 217 million to NOK 6,157 million in 2002, as a result of the full year effect of the consolidation of Telenordia in Sweden, increased internal group sales of data services connected to ADSL sales in Telenor Plus, and increased revenues in Comincom/Combellga in Russia. This was partly counteracted by the lower sales of ASP, managed services and software, resulting from weak market conditions, and fewer units in Nextra International.

The operating loss in 2002 was NOK 1,807 million, compared with a loss of NOK 2,968 million in 2001. The improvement is associated with cost reductions and a reduction in loss-making business in Nextra International, improved margins connected with internal group sales of access network and communications services in Norway, as well as lower write-downs and costs resulting from restructuring and loss-making contracts. This was partly counteracted by reduced sales of ASP, managed services and software.

Other activities Other activities consist mainly of the listed subsidiary EDB Business Partner ASA, in which Telenor had a shareholding of 51.8% at the end of 2002, as well as other business units, Corporate Functions and Group Activities.

The total revenues in EDB Business Partner ASA were reduced by NOK 470 million to NOK 4,341 million in 2002. The decline is attributable to lower demand, especially from other Telenor companies, as a result of weak market conditions. The operating loss in 2002 was NOK 409 million, which represents an improvement of NOK 799 million, compared to 2001. Both in 2001 and 2002, write-downs were implemented, and costs were incurred in connection with restructuring activities. Adjusted for these effects, the operating result showed a decline compared with 2001, resulting from lower revenues.

The total revenues for other business units were NOK 3,978 million in 2002, which is slightly lower than in 2001. The revenues in Satellite Services increased, principally as a result of the consolidation of COMSAT in the US. The revenues in Satellite Networks also increased as a result of new contracts. Itworks filed for bankruptcy in April 2002, contributing to reduced revenues. The combined operating loss for other business activities was NOK 90 million, but this represented an improvement over 2001 of almost NOK 600 million, as a consequence of the improved performance of Satellite Services and Satellite Networks, as well as the cessation of the losses in Itworks and TTYL. In 2002, expenses were recorded in Teleservice, and write-downs in Telenor Innovation also had a negative effect compared with 2001.

Total revenues in Corporate Functions and Group Activities were NOK 2,850 million in 2002, representing a reduction of approximately NOK 5 billion resulting from gains from the sale of Telenor Media in 2001. The operating result fell by NOK 5,324 million to give a loss of NOK 1,185 million, as a consequence of lower net sales gains in 2002, restructuring costs and increased deprecations connected with the new Fornebu headquarters and new computer systems.

3. NON-FINANCIAL INFORMATION

The day-to-day management of Telenor requires emphasis on both financial and non-financial objectives and management parameters. Certain non-financial factors receive particular attention, such as the expertise of employees, the company's customer relations and its position in the various markets. Customer satisfaction and brand name recognition are essential for the long-term development of results and assets.

Working environment In 2002, Telenor continued to concentrate on following up sick leave, ergonomics, fire prevention, and subcontractors and the systematic improvement of the working environment at all levels in the group. A total of 71 audits were carried out in order to monitor these areas in the group's subsidiaries. Sick leave in 2002 was 5.0%, as compared with 4.9% in 2001. The long-term objective is to reduce sick leave to 4.0%. In 2002, 12 injuries leading to absence were reported, none of which were serious, in addition to a total

Operating profit (loss); 1999–2002

NOK in millions	Mobile	Networks	Plus	Business Solutions	Other
2002	1.414	2.526	(883)	(1.807)	(1.570)
2001	2.495	2.175	(841)	(2.968)	2.316
2000	1.594	3.047	135	(1.173)	26
1999	1.106	2.884	132	(430)	310

Revenues; 1998–2002
Telenor Group (NOK in millions)

Year	NOK in millions
'02	48,826
'01	46,040
'00	37,572
'99	33,567
'98	28,999

0 10,000 20,000 30,000 40,000 50,000

of 16 injuries (which did not lead to absences) and 5 near-accidents.

The external environment The environmental impact per employee in Telenor is low. The group has an impact on its surroundings primarily as a result of its size, and that impact is largely associated with energy consumption, travel and installation activities.

Efforts to reduce Telenor's energy consumption in Norway resulted in a fall of 5.6%, to 507 GWh, of which an estimated 87% comes from renewable energy sources such as hydro-electricity and district heating. In 2002, the total emissions of CO_2 from Telenor's operations in Norway amounted to 17,000 tonnes, which is a reduction of 13.7% from 2001.

Telenor's new office buildings at Fornebu, Kokstad in Bergen and Elvebredden in Kristiansand are innovative in their use of environmentally friendly solutions, which are leading to lower costs for the company as well as a reduced impact on the environment.

Indexes In 2002, Telenor was quoted on the Dow Jones Sustainability Indexes. The company also maintained its position on the FTSE4Good index and was awarded the "Best in Class" distinction by Storebrand Kapitalforvaltning for its work on social responsibility.

Skills and education Telenor considers it important to attract and retain skilled employees, and continues to develop its open internal labour market. Regular monitoring of employees' attitudes and experience of various aspects of their workplace is carried out, and the results are used in the company's improvement work.

A survey of Norwegian students placed Telenor in second place among the companies they would most like to work for.

As an element of Telenor's efforts to attract and retain good managers, an options programme was implemented which applied to approximately 80 employees. The programme will probably cover 100 employees in 2003, and managers and key personnel did not receive the usual salary adjustment on 1 January 2003.

4. ALLOCATIONS

In 2002, the parent company, Telenor ASA, recorded a net loss of NOK 2,626 million.

The Board of Directors proposes that the Shareholder's meeting approve the payment of a dividend of NOK 0.45 per share for 2002.

The Board of Directors also proposes the payment of a Group Contribution of NOK 137 million after taxes.

The Board of Directors proposes the following allocations (in NOK milllions):

Dividends	799
Transferred from other equity	(3,425)
Total	(2,626)

After these allocations, the company's distributable equity as of 31 December 2002 totalled NOK 7,652 million.

5. REGULATORY MATTERS

Telenor's regulatory framework conditions are of significant importance for the company's ability to create value for its shareholders and for society. The authorities can exert influence which can result in significant changes in the balance of the market, Telenor's revenues and the profitability of investing in new technology and new services. In recent years the regulatory authorities in Norway have chosen to pursue an active policy of regulation and monitoring which has presented significant challenges for Telenor's business activities.

The Board of Directors emphasises the need for Telenor to contribute to an efficiently run telecommunications market in Norway. In the opinion of the Board, it is inappropriate to subject individual operators in Norway to controls which are more detailed and radical than those of other European countries. Such controls may also lead to significant socio-economic costs. In the long term, this may weaken the incentives for future investments in Norwegian infrastructure and service development. Telecommunications prices in Norway are already among the lowest in the OECD, and Norway is currently among the world leaders in mobile communications services such as SMS, MMS and mobile payment solutions. In spite of



this, Norwegian regulatory authorities appear to have chosen to exercise a control and monitoring policy involving considerable regulatory risk for the company and its investors by creating uncertainty regarding the profitability of Telenor's large investments in network and service development.

Telenor pays particular attention to regulatory factors in its international portfolio, and the development in regulatory framework conditions for the company's activities outside Norway in 2002 has on the whole been positive. It is assumed that the development in the direction of more stable framework conditions will continue in 2003.

The Ministry of Transport and Communications has initiated a revision of Norwegian telecommunications legislation after the EU passed new resolutions on electronic communications networks and services. The aim of the regulations is to ensure that consumers receive high quality services at acceptable prices through effective competition. The Board considers this an important principle, and expects the EU regulations to be implemented and enforced in a harmonised fashion in all EU/EEA countries.

In the spring of 2003, the Norwegian Government presented a white paper to the Norwegian Parliament regarding mobile communications activities in Norway. The Board considers it positive that the Government in the white paper indicates that regulatory measures must consider the need to provide incentives for further development of infrastructure and new services in the Norwegian market.

6. COMPANY MANAGEMENT

Corporate governance In 2002, Telenor continued to pay considerable attention to the formal and fundamental framework for the management of the company, both as regards management practices and social responsibility, with the main focus on safeguarding the long-term interests of the owners. Following the passing of the Sarbanes-Oxley act in 2002. The new regulations will lead to greater awareness with respect to internal control, reporting and accounting matters, among other things by placing requirements on the documentation of work practices and assessments. The Board will ensure that Telenor fulfils these new requirements.

For many years, Telenor has made use of internal regulations and directives as management tools, to supplement the legally imposed regulations. The Board has appointed a subcommittee (Compensation Committee) which at the request of the Board will assess the total remuneration of the group CEO, as well as the policy regarding remuneration of managers at various levels.

In 2002, Telenor continued to provide active communication with the financial market and provide information to the shareholders, thereby ensuring that all the basic information essential for the external assessment of the company was publicised in accordance with applicable rules and guidelines.

Throughout 2002, the Board kept up-to-date with the company's strategic planning, placing particular emphasis on the monitoring of financial performance, work on cost-reducing measures and investment matters. Earlier investments have been followed up by way of special evaluation reports.

The Board On 18 June 2002, the Corporate Assembly of Telenor elected Hanne de Mora as a new shareholder-elected member of the Board of Telenor ASA. At the same time, Vice-Chairman Åshild Bendiktsen was re-elected as shareholder-elected member. Both appointments are valid for one year. At the same time, Bente Neegård Halvorsen left the Board.

All the shareholder-elected Board members are up for re-election in the spring to summer of 2003.

On 3 December 2002, Tom Vidar Rygh resigned as the Chairman of the Board of Telenor ASA to take up the position of CEO of Enskilda Securities AB. Vice-chairman Åshild Bendiktsen acted as chairman until the new chairman, Thorleif Enger, was appointed in March.

In January 2002, the President and CEO, Tormod Hermansen, notified the Board that he wished to step down at the end of the first half of 2002. On 26 April, the Board decided to appoint Jon Fredrik Baksaas as the new CEO of Telenor, and he took up the position on 21 June 2002.

With the exception of the representatives elected by the employees, no Board members are employed by Telenor or engaged in work for Telenor.

Number of full-time equivalent employees; 1998–2002
Telenor Group

'02	22.100
'01	21.000
'00	20.150
'99	21.950
'98	20.200

0 5.000 10.000 15.000 20.000 25.000

The Board of Telenor works in accordance with guidelines for its work and procedures. The Board held 15 Board Meetings in 2002.

7. ORGANISATION AND PERSONNEL

At the end of 2002, the Telenor Group had 23,450 employees, representing 22,100 man-years. 14,150 of these worked in Norway and 9,300 outside Norway. The total number of employees at the end of 2001 was 22,050. 60% are male and 40% are female.

Based on the market developments in recent years, there was a need to reduce costs and rationalise operations. As part of the company's efforts to achieve this, a significant workforce reduction was implemented in the Norwegian operations in 2002. To ensure the greatest possible consideration for those affected, the company has provided financial support and councelling, in addition to internal labour market initiatives.

The company has also practiced a partial hiring freeze, and greatly reduced its use of consultants.

Co-operation between the management and the employees' organisations functions well within the framework of the general agreement between the employers' association, the Norwegian Association of Publicly Owned Companies (NAVO), and the central organisations(SAN).

Telenor decided to implement an organisational adjustment from 1 January 2003 to reinforce the organisation and thereby form the best possible starting point for the continued development of activities in Norway while at the same time ensuring continued international growth in the mobile telecommunications field. From this date, the business activities are operated through three business areas, Telenor Mobile, Telenor Networks and Telenor Broadcast, which from the same date form the basis of the company's financial reporting structure, with the addition of Other activities. A separate market organisation, Telenor Norge, has been established to simplify and reinforce Telenor's position in the domestic market, while a new group management, adapted to the altered organisational structure, has been set up.

8. RISK FACTORS

Telenor's activities are exposed to a number of risk factors, principally of regulatory, legal, financial and political nature. It is important for the Board to ensure that the company implements measures to control and reduce the risk factors, to ensure that the total risk is at all times kept within commercially acceptable limits.

In the Norwegian market, new and modified regulations by regulatory authorities and civil action based on alleged breaches of the telecommunications regulations present a considerable challenge and an element of uncertainty. In the international market, there are special risk elements in certain countries, such as political climate, exchange rate fluctuations, regulatory conditions, partner risk in joint projects, etc.

Telenor assesses these risk factors in detail, both in connection with new investments, and continuously in the case of existing investments. In its international ventures, the company has attempted to balance the risk situation for investments outside Norway by distributing its portfolio between mature and immature markets. The Board has systematically reviewed and evaluated the company's commitments so as to assess the development of the individual projects in the light of an up-to-date risk situation.

Telenor is exposed to financial market risks related to changes in interest rates and foreign exchange rate fluctuations. Financial instruments are used to reduce such risks. The group has taken the necessary steps to maintain a satisfactory financial flexibility in the aftermath of the turbulence in the capital markets in recent years.

9. OUTLOOK FOR 2003

The rationalization of operations will continue in 2003, with the focus on keeping the costs down and thereby increase the cash flow from operations.

Telenor expects continued growth, particularly from our international mobile companies. In addition, the full-year effect of the consolidation of Kyivstar GSM, Pannon GSM and Canal Digital will be realised. Revenues are expected to increase for the group as a whole.

The rationalization of operations through Delta 4, will continue in 2003 and is expected to contribute to increased margins



in the Norwegian part of the group. In the international part of the group, several of the companies are now in a mature phase, which is expected to have a positive effect on the margins. Combined with the increase in revenues, this is expected to result in a considerable improvement in the underlying EBITDA and in the operating profit.

Capital expenditure is expected to be in line with 2002 despite the consolidation of Kyivstar GSM, Canal Digital and Pannon GSM.

Telenor believes that an increasing proportion of the revenues and profits will come from international operations, with a higher degree of exposure to exchange rate fluctuations than previously. Simultaneously, the risk will increase due to greater exposure to emerging markets. In addition, significant portions of the company's activities are experiencing regulatory risk, both in Norway and internationally.

Thorleif Enger
Board Chairman

Åshild M. Bendiktsen
Board Vice-chairman

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Bjørg Ven
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

TELENOR'S CORPORATE GOVERNANCE

In 2002, Telenor continued its endeavours to achieve best practice in its standards of corporate governance. A considerable effort was made to introduce and implement internal guidelines, processes and routines. Telenor's corporate governance is founded on public legislation and internal guidelines.

PRINCIPLES OF GOVERNANCE

Telenor's legal management structure is partly set by a body of laws that regulates the activities, and partly by its own regulations, internal bodies and directions. Telenor ASA is a Norwegian company, but Telenor is also an international group. International subsidiaries have their own management bodies, which act in accordance with the prevailing legislation in each country.

MANAGEMENT SYSTEM

Telenor's operations are organised under a formal corporate structure with Telenor ASA as the parent company; a holding company that includes group management and group units, regulated in accordance with the Act relating to Public Limited Companies

As of 2003, the Telenor group is divided into three business areas, plus one area for Other activities and a market organisation for Norway. The President and Board of Telenor ASA correspond to the CEO and Board of the Telenor group. The Board of Telenor ASA is responsible for the operations in underlying subsidiaries via the CEO, and the CEO via the heads of the relevant areas.

MANAGEMENT BODIES

The formal governance of Telenor ASA is undertaken through the central bodies, the Annual General Meeting (AGM), the Corporate Assembly and the Board of Directors.

The AGM is the body through which the shareholders exercise their overall authority, based on one vote per share. The AGM is authorised to approve the annual accounts, the Directors' report and the dividend to be paid out – all on the recommendation of the Board and the Corporate Assembly. The AGM appoints the ten shareholder-elected members to the corporate assembly, it appoints two of the four members sitting on the Nomination Committee, as well as the external auditor.

The Corporate Assembly elects the Board members and Chairman, supervises the Board and management's administration of the company, and is empowered to make decisions on certain issues. The Corporate Assembly submits a statement to the AGM on whether the Board's proposed profit and loss account and balance sheet should be approved, plus a proposal for the application of profit or coverage of loss.

Telenor ASA's corporate assembly consists of 15 members who are normally elected for two years at a time. Ten of these members are elected from the shareholders at the AGM, and five are selected from and by the employees.

The Nomination Committee is responsible for submitting to the AGM recommendations on the choice of shareholder-elected members and deputy members to the corporate assembly, plus a recommendation to the corporate assembly on the choice of shareholder-elected Board members. Telenor ASA's Nomination Committee consists of four members, all of them representing the shareholders. The members are elected for a two-year period. Two members are elected by the AGM, and two by and from the corporate assembly's shareholder-elected members, the leader of the corporate assembly being one.

The Board is responsible for the direction and proper organisation of the company. This includes a responsibility to supervise and exercise control of activities. The Board submits an annual report and financial statements to the AGM, as well as a recommendation for the application of profit or the covering of any losses. Telenor ASA's Board consists of 10 members, seven of which are elected by the Corporate Assembly, and three from and by the employees. All members are elected for a two-year period. The Corporate Assembly also elects the Board Chairman and Board Vice-Chairman.

The Remuneration Committee is a working committee responsible for evaluating the total remuneration to the CEO and to managers reporting directly to the CEO. The committee shall also recommend a proposal for policies and schemes that affect companies' management salary policies, including bonus programmes, share schemes, etc.

The CEO is in charge of the day-to-day management of operations in Telenor ASA and the Telenor group. The CEO is responsible for ensuring that the company and group are organised, run and developed in accordance with current legislation, regulations and resolutions passed by the Board, the corporate assembly and the AGM. Telenor ASA's CEO is appointed by the Board and is under obligation to report to the Board. The CEO and the group management have corporate staff and units that support them in their work. The CEO is also



TELENOR'S MANAGEMENT SYSTEM, 2002–2003


Auditor
Annual General Meeting (AGM)
Corporate Assembly
Nomination Committee
Board
Remuneration Committee
Group Auditor
President/CEO
Investment Committee
Compliance Officer
Group Management
Disclosure Committee
Business Areas

head of the Ethical Council, which shall ensure the observance of corporate ethical guidelines. The Council shall evaluate concrete ethical questions, assessing day-to-day situations as well as business-related matters.

The Group Management now consists of seven members, including the CEO, CFO and CTO, as well as the heads of the business areas and the head of the Norwegian market organisation.

The Compliance Officer shall ensure that the company acts in accordance with applicable law, regulations and legally binding directions issued by public authorities, and furthermore, that internal conduct in the organisation does not conflict with Telenor's own policies, regulations and guidelines. The compliance officer reports to the CEO and shall ensure that the group takes sufficient measures to secure that prevailing regulations are observed.

The Group Auditor (internal auditor) performs random revisions throughout the group, based on risk analyses. The auditor submits evaluations and advice on internal control, governance and operational efficiency. The work is undertaken in accordance with international standards. The Group Auditor reports to the CEO, and occasionally to the Board.

The Disclosure Committee shall support efforts to meet the requirements in the American "Sarbanes-Oxley Act", which is making increasingly strong formal demands with respect to accounting, internal control and corporate governance. The committee shall issue internal directives, provide follow-up and contribute to ensure that requirements are met. The committee is chaired by the CFO, and all members have relevant expertise.

The Investment Committee shall give advise to the CEO and the group management on investment issues of a certain size. The committee is chaired by the CFO, and all members have relevant expertise.

TELENOR'S BOARD OF DIRECTORS



Thorleif Enger (1943)
CHAIRMAN
Thorleif Enger was elected to the Board on 1 October 2001, and was made Chairman on 3 March 2003. He is Executive Vice President and a member of the group management at Norsk Hydro, with responsibility for the Agri business area. Thorleif Enger began working for Norsk Hydro in 1973 and has held a number of positions in the company. He is Chairman of the Board of Treka A/S, and a Board member of Kverneland and PSG and a member of ABB's corporate assembly. Thorleif Enger has a doctorate in Structural Engineering from the University of Colorado in the US.

Åshild M. Bendiktsen (1945)
VICE-CHAIRMAN
Åshild M. Bendiktsen was elected to the Board in June 1994, and was a Board member until November 1999. She was re-elected in May 2000 and since July 2000 has been Vice-Chairman of the Board. She was again elected on 18 June 2002 and functioned as Chairman from 3 December 2002 to 6 March 2003. Åshild Bendiktsen is Chairman of the Board of NHO in Troms, and sits on NHO's Executive Board. She is Vice-Chairman of the Board of the Norut Group, and was State Secretary at the Ministry of Transport and Communications in 1986-88 and 1990-91. She has studied economics and is Finance Director with Bendiktsen & Aasen AS.

Hanne de Mora (1960)
BOARD MEMBER
Hanne de Mora was elected to the Board on 18 June 2002. She has previous experience from Den norske Creditbank in Luxembourg and from Proctor & Gamble in Geneva and Stockholm. Hanne de Mora has been with McKinsey in Stockholm since 1996 and was a partner from 1996 to 2002 when she started her own consultancy firm in Switzerland, where she is Chairman of the Board. She is also a board member of Tomra Systems ASA. She has a Master of Business Administration degree from Barcelona.

Bjørg Ven (1946)
BOARD MEMBER
Bjørg Ven was elected to the Board on 1 October 2001. She has been a partner in the law firm Haavind Vislie in Oslo, since 1980. She is Chairman of the Appeal Board of the Oslo Stock Exchange and the Appeal Board for Public Acquisitions. Bjørg Ven was appointed substitute judge at the EFTA court in Luxembourg and is Chairman of the Board of the National Insurance Fund in Norway and Gjensidige NOR. She is a solicitor with attendance rights at the Supreme Court in Norway.

Einar Førde (1943)
BOARD MEMBER
Einar Førde was elected to the Board on 1 October 2001. He is an independent consultant and was the Managing Director of the Norwegian Broadcasting Corporation (NRK) from 1989 to 2001. He is Chairman of the Board of Norsk Telegrambyra, and a board member of Digital Vision AS. Einar Førde was a member of parliament for the Labour Party in Norway from 1969 to 1989. Minister for Religion and Education from 1979 to 1981, parliamentary leader of the Labour Party from 1986 to 1989 and deputy leader from 1981 to 1989.

Irma Tystad (1943)
BOARD MEMBER
Irma Tystad was elected to the Board on 20 June 2000 by the employees. She began working for Telenor in 1962, where she has held various positions. Irma Tystad has been a Board member of Telenor Plus since 1995 and in Telenor Pension Fund since 1997. She is the group employee representative for Kommunikasjonsforbundet (Union of Communications (Norway)). She is a graduate of the Technical College of Norwegian Telecom and subsequently studied entrepreneurship and management.

Harald Stavn (1954)
BOARD MEMBER
Harald Stavn was elected to the Board on 20 June 2000 by the employees. He began working for Telenor in 1974, where he has held various technical positions. He is a Board member of Telenor Pension Fund and the Executive Board of NITO (Norwegian Society of Engineers), employee representative for NITO in Telenor. Harald Stavn was educated as a business economist at Handelshøyskolen BI (the Norwegian School of Management) in Oslo.

Per Gunnar Salomonsen (1954)
BOARD MEMBER
Per Gunnar Salomonsen was elected to the Board on 1 November 2000 by the employees. He began working for Telenor in 1973, where he has held various positions, most recently as Operations Engineer. From 1995 to 2000 he was a Board Member of Telenor Nett. Salomonsen is a group employee representative for El&IT-forbundet (El & IT Union) in Telenor. Per Gunnar Salomonsen is a qualified engineer.



Jørgen Lindegaard (1948)
BOARD MEMBER
Jørgen Lindegaard was elected to the Board on 1 October 2001. He is the CEO of SAS. Jørgen Lindegaard's background is in the telecommunications industry, and since 1975 he has held managerial positions in Fyns Telefon A/S, København Telefon A/S and TeleDanmark A/S. He is Chairman of the Board of Sonofon Holding A/S and a Board member of Finansieringsinstituttet for Industri og Håndværk A/S. Lindegaard is a Graduate Engineer with telecommunications and is a member of The Academy for Technical Sciences in Denmark and Norway.

TELENOR'S GROUP MANAGEMENT



Arve Johansen, Jan Edvard Thygesen, Torstein Moland, Jon Fredrik Baksaas, Berit Svendsen, Morten Karlsen Sørby. Stig Eide Sivertsen was not present when the photo was taken.

Jon Fredrik Baksaas (1954)
President and CEO
Jon Fredrik Baksaas joined Telenor in 1989 and has held positions as Director of Corporate Finance, Executive Vice President and CEO of TBK AS. He was appointed Deputy CEO of Telenor in 1997 and has served as Telenor's CEO since 21 June 2002. Before joining Telenor, Jon Fredrik Baksaas held finance-related positions in Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. He holds a Master of Science in Business Administration from the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications from IMD in Lausanne, Switzerland.

Torstein Moland (1945)
Senior Executive Vice President and CFO
Torstein Moland joined Telenor in 1997 as Senior Executive Vice President with responsibility for finance and economics. Prior to taking up this post, he was Head of the Central Bank of Norway and President of Norske Skog. He also served in the Norwegian Ministry of Finance where he developed economic policies. He was later appointed State Secretary to the Prime Minister. Torstein Moland is a graduate economist with additional qualifications from Massachusetts Institute of Technology.

Arve Johansen (1949)
Senior Executive Vice President and CEO of Telenor Mobile
Arve Johansen joined Telenor in 1989 and has held several positions including CEO of Telenor International AS. He has been Senior Executive Vice President since 1999 and CEO of Telenor Mobile since 2000. Prior to this, he was Executive Vice President of EB Telecom, Research Engineer at the Norwegian Institute of Technology, and he also worked at ELAB. Arve Johansen graduated as an electronics engineer (telecommunications) from the Norwegian Institute of Technology in Trondheim and took part in the Programme for Management Development at Harvard Business School.

Jan Edvard Thygesen (1951)
Executive Vice President and CEO of Telenor Networks
Jan Edvard Thygesen joined Telenor in 1979 and has held several positions including Executive Vice President of Telenor Mobile, CEO of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and CEO of Telenor Nett AS. He has been the head of Telenor Networks since 1998. Jan Edvard Thygesen graduated in electronics and telecommunications from the Norwegian Institute of Technology in Trondheim.

Stig Eide Sivertsen (1959)
Executive Vice President and CEO of Telenor Broadcast
Stig Eide Sivertsen joined Telenor in 1997 as Director of Corporate Finance for Telenor Link AS. He has previously held positions as CEO of Nettavisen and Director of Corporate Finance in Petroleum Geo-Services ASA and Schibsted ASA. Stig Eide Sivertsen studied law at the University of Bergen and has an MBA from Durham University.

Morten Karlsen Sørby (1959)
Executive Vice President and CEO of Telenor Norge
Morten Karlsen Sørby joined Telenor in 1993 and has held a number of different positions in the group, including Finance Director and CEO of Telenor International, Executive Vice President of Telenor Mobile from 2000 to 2002, and CEO of Telenor Norge from 2003. He has previously worked at Arthur Andersen & Co in Oslo, primarily in IT, telecom and media. Morten Karlsen Sørby holds a Master of Science in Business Administration and is a state authorised public accountant (Norway). He also has qualifications from IMD, Lausanne.

Berit Svendsen (1963)
Executive Vice President for Technology (CTO)
Berit Svendsen joined Telenor in 1988 and has held a number of different positions, most recently as Project Director for FMC (Fixed Mobile Convergence) and as CEO of data services. She was appointed Executive Vice President and CTO in 2000. Berit Svendsen has an MSEE degree from the Norwegian University of Science and Technology and a Master of Technology Management degree from the Norwegian School of Economics in Bergen and Massachusetts Institute of Technology.

shall inspire a systematic effort to improve our customer service by providing simplified communications solutions. Telenor is committed to the idea that innovation and simplicity are essential to value creation.





Simplicity ...





... is the ultimate ...

… sophistication





Ideas that simplify



A PIONEER AND A DRIVING FORCE

Telenor has been a pioneer in the development of modern telecommunications. Based on experience from a demanding domestic market, Telenor has developed advanced solutions in satellite and mobile communications and taken these to an international market. Telenor will continue to be a driving force in the development of new solutions, primarily within mobile communications.

RENEWS AND SIMPLIFIES

Telenor has an inspiring vision: Ideas that simplify. Telenor is committed to creating, developing and launching new solutions that simplify our customers' workday. We believe that by simplifying our own organisation and routines we can achieve competitive power and value-creation.



Activities in Telenor's four business areas in 2002, were characterised by consolidation and cost control. The international focus on mobile operations was strengthened.

ACTIVITIES AND VALUE CREATION

Telenor has extended the scope of its non-financial reporting activities and this is reflected in the Annual Report for 2002. Non-financial information provides important indications of the group's long-term value creation potential.

Non-financial information is central to the improvement of efficiency and innovation and the strengthening of customer and market awareness. It will provide greater insight into central factors in the group's value creation, and markets and the surrounding world will be better equipped to evaluate the company. Such information is also included in the sections from the individual business areas, in the Financial review.

MANAGEMENT MODEL

Telenor has developed a management model for its activities, which includes both financial and non-financial parameters. The management model is the framework for the business planning and follow-up of activities in the business areas. The purpose of the management model is to contribute to the long-term optimisation of shareholder values, strengthen the group's ability and power to realise its strategic objectives and ensure the overall administration and control of activities.

In addition to financial information, Telenor's management model builds on four core areas for management information:

Customers, Markets and Society *The group's social responsibility, the behaviour and attitudes of customers and suppliers in relation to customer care and market positioning.*

Internal processes *The quality and efficiency of the group's internal business and support processes and systems.*

Innovation *The group's innovation and creativity with respect to technology, products, services and markets.*

Expertise and learning The group's ability to attract, develop and retain the proper expertise, including its reputation as an employer, skills development, motivation, commitment and leadership.

A set of performance indicators (value drivers) has been defined for each of the business areas. These are based on important success factors for achieving Telenor's strategy and are part of the management system. They include strategy development, the drawing-up of business plans and budgets, reporting, result follow-up and incentives.

CUSTOMERS, MARKETS AND SOCIETY

Purpose The purpose of Telenor's efforts in the management area Customers, Markets and Society are:

High-quality customer awareness and customer care Detailed monitoring of customer care and market positioning shall form the basis for initiatives to ensure high quality and satisfactory customer service and customer care in Telenor.

A strong position and a strong brand A good reputation and a strong market position are determining factors in ensuring customer loyalty and market appeal. In the markets where Telenor

MAIN ELEMENTS IN TELENOR'S INTEGRATED MANAGEMENT MODEL


Financial
Customer, Markets, Society
Internal processes
Innovation
Expertise, learning



has activities, the company shall be seen as dynamic, innovative and responsible, and as a company that rethinks solutions and services and systematically simplifies its customers' workday. The brands of fully owned Telenor subsidiaries will be given similar follow-up.

A commitment to social responsibility Telenor shall strive to achieve best practice with respect to its social responsibilities in the markets where the group has activities. Our concern for our social responsibility considerations shall be integral to the group's business development and operation, in relation to products and services, employees, partners, suppliers and other parties.

The year 2002 The Telenor group operates under a variety of brand names in the markets where it has activities. In Norway, the Telenor brand forms the basis for our future commercial market orientation. In January 2002, we initiatied a project to develop Telenor's branding strategy and underpin the group's vision of simplifying and improving products and services, and increase customer satisfaction. The aim of this work is to enhance Telenor's reputation as a simplifier and an innovator.

Telenor's Norwegian customer and market surveys have been improved in an effort to achieve better follow-up of customer satisfaction and customer perception. It is a clear goal to increase customer satisfaction in the Norwegian market this year. This will also improve our market position. Our surveys have already given us valuable information about areas where customer satisfaction levels need to be improved.

Telenor works systematically with questions relating to business ethics and social responsibilities. In 2002, particular emphasis was placed on drawing up common guidelines for ethical conduct among managers and employees in the group.

In 2002, Telenor was listed on the Dow Jones Sustainability Indexes. The group also maintained its listing on FTSE4Good and was recently awarded the distinction "Best in class" by Storebrand Kapitalforvaltning for its efforts in environmental and social responsibility.

Telenor's environmental work showed a positive development from 2001 to 2002. The company's new office buildings at Fornebu, Bergen and Kristiansand have all contributed to massive reductions in the group's energy consumption in Norway.

Initiatives The co-ordination of the activities in Norway is important to strengthen the group's customer care. The new market organisation, Telenor Norge, was made operative on 1 January 2003, to bring together all sales and market activities for the mobile, Internet and fixed network activities in Norway, in both the residential and business markets. The co-ordination of customer services and simplified internal work processes shall contribute to better follow-up and customer care.

INTERNAL PROCESSES

Purpose Telenor is working systematically to improve business and support processes that can contribute to improved customer awareness and cost-effectiveness. This work focuses on better co-ordination along the value chains and between the different units in the group, in order to simplify and improve the efficiency of the work. These efforts will be strengthened in the future.

Delta 4 is a group programme which aims to reduce the company's cost base in 2004 by NOK 4 million gross in relation to the cost base in 2001. Delta 4 shall improve the efficiency of operations, and ensure that Telenor works as an integrated group. Its aims shall be achieved through initiatives such as standardisation, simplification and reuse; vigorous cost cutting, more integration of management, systems, routines and investments, also with relation to the markets.

The year 2002 Project based work is central to Telenor's performance. To strengthen our achievements in this area we have introduced a joint project model and a special training programme, which provide a framework for this form of work.

Delta 4 was initiated in 2002, and has provided analyses of potential areas of improvement, design of new solutions and suggested joint initiatives for the whole group. In 2002, cost reductions totalling NOK 1.1 billion have so far been realised. This includes workforce reductions of 1500 employees. The largest cost reductions come through efficiency measures in the group's IT systems, by introducing common system platforms and joint purchasing agreements.



Initiatives As of 2003, Telenor's joint training programme for project managers will form the basis for the internal certification of new project managers. The efficiency of project work will be assessed in the annual internal value creation survey.

Delta 4 shall primarily realise gains across the business area structure, but the programme will also achieve gains via cost reduction initiatives launched separately in the business areas. The gains from these initiatives will be reported at the group's quarterly result presentations. A number of projects associated with purchasing, IT systems, customer relations, network structure and management, staff and support functions and economy functions have been launched as part of the Delta 4 programme.

INNOVATION

Purpose Telenor's innovation activities comprise anything from the development of differentiated price structures and new subscription plans for telephony and mobile telephony to the development of broadband services, mobile data services, and new business opportunities.

The aim of Telenor's innovation activities is primarily to increase the group's turnover through the development of new products, services and business concepts. We also aim to make innovation activities more targeted and efficient though concrete evaluations and initiatives.

The year 2002 Telenor now has a more integrated strategy for the management of its innovation activities, and will be following a milestone schedule in its future resource allocation to the major initiatives. In addition, a number of smaller innovation groups have been co-ordinated into one powerful unit. Telenor has made certain advanced commitments to services such as mobile Internet and interactive services for TV, and has adjusted its commitments in relation to the commercial success of these services.

Telenor's integrated management system has been strengthened in 2002, by introducing clear value drivers for innovation throughout the organisation, and by increasing its focus on innovation at the quarterly result presentations.

Initiatives The most important focus areas will be:
Mobile data services and applications Telenor has developed leading-edge expertise both within third generation mobile telephony (UMTS) and new mobile network structures such as Wireless LAN (WLAN). To speed up the development of new data services for the mobile phone, open user interfaces are being prepared, to allow new services (such as the mobile wallet) to be developed in collaboration with external partners.

Broadband solutions and applications ICanal, which is involved in providing attractive content (such as games), is one of Telenor's most important commitments in the broadband area and shall contribute to customer growth. Telenor is involved in developing concepts that will allow interaction and viewing of such content on both TVs and PCs.

Communication solutions to private industry and public administration Telenor Arena is Telenor's solution for interaction between people, environment and technology. It is marketed to private industry and to public administration. The solution has been developed based on Telenor's own ICT solution at Fornebu, and involves a full outsourcing of ICT services.

Opportunities for new business Development trends can offer new opportunities for business.

Examples of such development trends are:

- Spontaneous networks set up between users, such as in a WirelessLAN zone, or with the help of Bluetooth. The networks are characterised by being independent of any network operator, and that the traffic avoids invoicing. The option of communication between PCs and mobile telephones or between mobile telephones via Bluetooth has already been implemented in standard PCs and mobile phones.
- So-called omnipresent computing is based on future computer technology on a level where we all not only own a PC, but where invisible data power is built into parts of our surroundings, allowing applications to "think" for themselves. This will greatly alter our future communication needs.

EXPERTISE AND LEARNING

Purpose Telenor aims to attract, retain and develop its own expertise in order to remain a leading knowledge-based com-



pany. To realise this, particular emphasis will be placed on forming close ties between skills development and training and commercial operations; on developing new ways of working and improved ICT tools; on maintaining and developing a solid reputation as an attractive employer, and on learning quicker and more effectively than our competitors.

The year 2002 Telenor regularly conducts systematic employee surveys to find out how well employees adapt to their working environment.

Surveys made in 2002 show that 70% of the employees are satisfied with how the Telenor headquarters at Fornebu live up to the vision of being the leading workplace for innovative activities in the Nordic region. This includes the use of new electronic equipment. The result of external surveys in 2002 showed that Telenor is second on the list of companies for whom Norwegian students would most like to work.

Initiatives A main focus in 2003 will be to clarify the company's managerial principles. Management development will be strengthened by such means as coaching, job rotation, e-learning and other management programmes.

The incentive scheme for 2003 is formulated such that all bonus agreements for managers and key personnel will contain common group objectives linked to financial and customer-related parameters, and Telenor's social responsibilities. Greater emphasis will also be placed on strengthening the Telenor culture, and on further development of Telenor Arena as a tool for the efficient co-operation of people, their environment and technology.

TELENOR MOBILE

Telenor Mobile is Telenor's principal channel for future growth. In 2002, the international mobile portfolio generated 39% of the Telenor group's operating income. Continued development of the mobile portfolio is pivotal to the group's positioning as an international telecoms player.

INTRODUCTION

Telenor Mobile is Telenor's business area for the development and operation of mobile services for voice, data, Internet, content services and electronic commerce in the Norwegian, Nordic and international markets. Telenor Mobile has ownership interests in 12 mobile operations in 12 countries. Six of these are consolidated in Telenor's accounts, and six have status as associated companies. The international commitments are geographically concentrated in selected countries in Europe and South East Asia.

Telenor Mobile's international commitments are based on Telenor's experience, expertise, products and solutions developed in the Norwegian market. In 2002, Telenor Mobile implemented a reorganisation of its activities to enable greater focus on synergy effects between the mobile operations.

Consolidated subsidiaries:

Telenor Mobil AS, Norway Established in 1993, Telenor Mobil AS is Norway's leading provider of mobile telephony and mobile data communications, and one of the country's two digital mobile telephony operators. The company provides services in three mobile telephony networks and one personal paging network. Telenor Mobil is the only operator providing analogue mobile services in the Norwegian market. The company's GSM 900 licence is valid until 2005, and the GSM 1800 licence until 2010. Both can be extended. The NMT 450 licence expires in 2004, and the personal paging network, established in 1984, will be phased out in September 2003. The nationwide GSM network was upgraded with the addition of GPRS in 2001. Telenor Mobil is one of the two remaining licence holders for UMTS in Norway. The first part of the network was opened in December 2001.

Telenor Mobil supplies a range of digital mobile telephony services, with a number of subscription alternatives and an extensive portfolio of additional services. Telenor Mobil continues to develop new, advanced additional services, with special focus on mobile Internet and mobile data services. In March 2002, Telenor Mobil introduced MMS, and the company also provides m-Commerce services, including payment solutions through Content Provider Access (CPA), using Public Key Infrastructure (PKI) technology.

Pannon GSM, Hungary Established in 1993, Pannon GSM is the second largest of three mobile operators in Hungary. Telenor was involved in founding the company and at the end of 2002 held a 100% ownership share, after increasing its share by 74.22% in February of that year. Pannon launched commercial operations for its GSM 900 network in 1994, and opened its GSM 1800 network early in 2001. GPRS was launched in 2001. The company plans to participate in the auction bidding for UMTS licences if the conditions are right, and aims to become the leading supplier of mobile services in Hungary.

DiGi.Com Berhad, Malaysia Established in 1995, DiGi.Com is the third largest of five mobile operators in Malaysia. Telenor became part owner in 1999, and held, at the end of 2002, an ownership share of 61.00%. DiGi.Com has been listed on the stock exchange in Kuala Lumpur since 1997. The company operates a GSM 1800 network, and launched GPRS in 2002. DiGi.com has a special focus on younger subscribers and djuice™ was launched in Malaysia in 2000. The company has made a strategic decision not to apply for a UMTS licence, and aims to offer its customers 3G access through partnerships with other network operators.

Kyivstar GSM, Ukraine Established in 1997, Kyivstar became the leading mobile operator in the Ukraine in 2002. Telenor became part owner in 1998, and at the end of 2001 held an ownership share of 54.21%. The company operates a GSM 900 network, and in 2001 the company became market leader; a position the company intends to keep.

GrameenPhone Ltd, Bangladesh Established in 1997, GrameenPhone is the largest of four mobile operators in Bangladesh. Telenor became part owner in 1997, and at the end of 2002 held an ownership share of 46.40%, representing 51.00% of the votes. GrameenPhone launched its GSM 900 network in 1997 and the company is the only one in Bangladesh with nationwide service coverage. GrameenPhone has developed a rural network with a special Village Phone programme, which in 2002 had 23,000 terminals in operation in more than 21,500 villages.

Associated companies and shared activities:

Sonofon Holding A/S, Denmark Established in 1991, Sonofon is the second largest of four mobile operators in Denmark.

Mobile subscriptions outside Norway; 1998–2002 (based on Telenor's proportional ownership interests)
(millions)

'02	10.0
'01	4.9
'00	3.4
'99	1.2
'98	0.3



Telenor is a leading player in international mobile communications, and our ability to develop advanced solutions is internationally recognised. The increasing popularity of mobile solutions, is being driven in part by service portfolio enhancements. The third generation mobile system UMTS will add additional functionality.

Telenor became part owner in 2000, and at the end of 2001 held an ownership share of 53.50%. Sonofon operates GSM 900 and 1800 networks; GPRS was launched in 2000, and broadband via Fixed Wireless Access in 2001. MMS services were introduced in 2002.

VimpelCom, Russia Established in 1992, VimpelCom is one of Russia's leading mobile operators, and market leader in the Moscow region. Telenor became part owner in 1999, and at the end of 2002 held an ownership share of 28.98%. The company is listed on the New York Stock Exchange. VimpelCom operates a D-AMPS network in addition to GSM 900 and 1800 networks, and launched GPRS in 2001.

Total Access Communication Company PCL (DTAC), Thailand Established in 1989, DTAC is Thailand's second largest mobile operator. Telenor became part owner in 2000, and at the end of 2001 held an ownership share of 40.30%, with 29.90% in DTAC and 24.90% in its former parent company, United Communication Industry PCL (UCOM). DTAC is listed on the Singapore stock exchange and UCOM on the Bangkok stock exchange. DTAC operates an AMPS 800 mobile service and a GSM 1800 service. GPRS was launched in 2002.

Connect Austria GmbH, Austria Established in 1997, Connect Austria is the third largest of four mobile operators in Austria. Telenor became part owner in 1997, and at the end of


Mobile subscriptions in Norway; 1998–2002
(millions)
'02
2.4
'01
2.3
'00
2.2
'99
2.0
'98
1.6
0
0.5
1.0
1.5
2.0
2.5

COMPANY PORTFOLIO AS OF 31 DECEMBER 2002, TELENOR MOBILE

Company	Ownership (%)	Subscriptions (000s)[1] 2002	2001	2000	Market	Population (millions)
Telenor Mobil AS	100.00	2,382	2,307	2,199	Norway	4,5
Pannon GSM[2]	100.00	2,450	1,953	1,217	Hungary	10,2
DiGi.Com Berhad	61.00	1,616	1,039	824	Malaysia	23,8
Kyivstar G.S.M. JSC	54,21	1,856	1,095	302	Ukraine	49,8
GrameenPhone Ltd.	46.41	769	464	191	Bangladesh	131
Sonofon Holding A/S[2]	53.50	1,103	941	875	Denmark	5,4
VimpelCom[3]	28.98	5,158	2,112	834	Moscow-area	15,3
Total Access Comm. Co. PCL (DTAC)[4]	40.30	5,455	2,738	1,403	Thailand	61,2
Connect Austria GmbH[2]	17.45	1,337	1,301	1,133	Austria	8,1
Cosmote[2]	18.00	3,506	2,943	2,061	Greece	10,9
ProMonte GSM[3]	44.10	267	159	109	Montenegro	0,7
StavTeleSot	49.00	175	70	28	Stavropol	2,7

[1] Subscriptions are calculated after three months' churn for pre-paid subscriptions unless stated otherwise.
[2] Subscriptions are calculated after twelve months' churn for pre-paid.
[3] Subscriptions are calculated after six months' churn for pre-paid .
[4] Subscriptions are calculated after two months' churn for pre-paid.

2002 held an ownership share of 17.45%. Connect Austria operates a nationwide GSM 1800 network, as well as being a provider of Internet and fixed line solutions. GPRS was launched in 2002. In 2000, the company was awarded a UMTS licence through auction.

Cosmote, Greece Established in 1998, Cosmote is the largest operator in the Greek mobile market. Telenor became part owner in 1998, and at the end of 2002 held an ownership share of 18.00%. Cosmote is listed on the stock exchanges in Athens and London. Cosmote operates a nationwide GSM 1800 network and an EGSM 900system. GPRS was launched in 2001. In the same year the company was awarded a UMTS licence.

ProMonte GSM, Montenegro Established in 1996, ProMonte is Montenegro's first mobile operator. Telenor became part owner in 1996, and at the end of 2002 held an indirect ownership share of 44.10%, through its shareholding in ETL Luxembourg.

StavTeleSot, Russia StavTeleSot was established in 1997, and is one of two mobile operators in Stavropol County in the Northern Caucasus. At the end of 2002, Telenor held a 49.00% ownership share in the company, which was sold to VimpelCom in January 2003.

THE YEAR 2002

Telenor became the majority shareholder in a further two companies in 2002, as Hungarian Pannon GSM and Ukrainian Kyivstar GSM were consolidated. The purchase of 74.22% of the shares in Pannon GSM from KPN, Sonera and TDC was finalised in February, at a price of EUR 1002,0 million. Subsequent to the transaction, Telenor became sole owner of the Hungarian mobile operator. In July 2002, Telenor entered into an agreement for the acquisition of 16.50% in Kyivstar GSM from Sputnik Funds. The cost of this transaction was USD 66.5 million. In September, Telenor entered into an agreement with Storm LLC, involving the sale of a 7.7% share in Kyivstar GSM, at a price of USD 31.0 million, thereby reducing Telenor's ownership share to 54.21%.

SMS and content messages in Norway; 1998–2002
(millions)

'02	1,692
'01	1,373
'00	902
'99	361
'98	51

0 500 1,000 1,500 2,000

In 2002, Telenor Mobile reinforced its commitment in Russia through its interest in VimpelCom. The company aims to become a nationwide service provider through VimpelCom-Region, of which Telenor became part owner in 2002. An agreement for further mobile service expansion in Russia was signed in Oslo in November, in the presence of Russian President Vladimir Putin and Norway's Prime Minister Kjell Magne Bondevik. In December, Telenor sold its 49.00% shareholding in the Russian operator Extel to VimpelCom.

In September, Telenor Mobile entered into two agreements with Tele2, giving the companies MVNO access to each other's GSM and future UMTS networks in Norway and Sweden. This will represent the first ventures into Mobile Virtual Network Operations in the two countries. The agreements have a five-year duration, and pave the way for commercial launch in 2003.

Four companies in Telenor's mobile portfolio hold UMTS licences, but due to the general situation with regard to the development of terminals, commercial operations have yet to be launched. In Norway, Telenor opened the first part of its network in December 2001. Cosmote in Greece and Connect Austria tested their networks in 2002, and services could be launched in 2003. Telenor Mobil in Norway, Cosmote in Greece and Sonofon in Denmark launched Multimedia Messaging Services (MMS) in 2002. In March, Telenor Mobile, through djuice™, signed an agreement with the Walt Disney Internet Group for the distribution of mobile content to the Nordic market.

VALUE CREATION

Throughout 2002, Telenor strengthened its position as a mobile operator, primarily through continued growth in the international markets. At the close of 2002, the total number of subscribers in Telenor's portfolio of mobile companies was 26.07 million, compared with 17.12 million the previous year. The highest subscriber figures were from DTAC in Thailand (5.46 million) and VimpelCom in Russia (5.16 million), where Telenor held ownership shares of 40.30% and 28.90% respectively. Telenor's six consolidated mobile companies had a total of 9.07 million subscribers. Kyivstar has a stated aim of reaching three million subscribers by the end of 2003. Grameen Phone exceeded 750.000 subscribers in 2002, and was identified percentage wise as the fastest growing mobile operator in South East Asia. In the same year, the number of mobile subscribers also exceeded the number of fixed line subscribers in Bangladesh. In February, Pannon exceeded two million subscribers, and is now capable of covering 96% of the Hungarian population. Both VimpelCom and and Sonofon passed important milestones in 2002, five and one million subscribers respectively.

In 2002, Telenor Mobile developed its international mobile portfolio through a systematic transfer of skills and by comparing best practice between companies. Telenor Mobile also sought to realise scale advantages, through negotiations of purchasing contracts and by harmonising technical infrastructure, products and brands between companies.

Telenor Mobil AS consolidated its position as market leader within mobile telephony in the Norwegian market, a customer base which has seen strong growth in recent years, although the growth has been flattening in the last two years. At the end of 2002, the number of subscribers was 2,38 million, a market share of 61%, at the same level as at the end of 2001. In 2002, approximately 100.000 people were registered as subscribers to the payment solution SmartPay™, which enables customers to use their mobile handset as a wallet. Telenor Mobil also launched the service MMS. A number of new initiatives were launched to strengthen the company's competitive power, such as new contractual subscriptions, improved customer services and more efficient interactive channels of contact.
[See also Financial review; pp. 54-59]

Key figures, Telenor Mobile; 2000–2002

NOK in millions	2002	2001	2000
Total revenues	20,346	12,558	9,779
EBITDA	7,482	4,067	2,720
Operating profit	1,414	2,495	1,594
Associated companies	(2,030)	9,677	(460)
Investments	12,625	7,211	32,843
Number of full-time equivalent employees	6,551	4,217	2,481

TELENOR NETWORKS

Telenor Networks handles the group's fixed network operations in Norway, Sweden, Russia and Central Europe. In the company's international commitments, the focus is on market niches in the field of business communication. The demand for capacity and broadband services is growing in all markets.

INTRODUCTION

Telenor Networks is Telenor's business area for the development, operation and supply of communications solutions based on the fixed network. The solutions are supplied to the private, commercial and wholesale markets in Norway, as well as to the international business and wholesale markets.

Telenor Networks has its customers in both the end user market and the wholesale market. In the residential market, telephony/ISDN is supplied directly to end users, but in the business market the services are mainly provided via agents and partners. In the wholesale market, which consists of operators and various service providers, Telenor Networks supplies a broad range of services, from access to basic infrastructure to full value network services, that are re-sold through other companies. Telenor Networks' key market is Norway, with limited activities in selected European markets.

At the end of 2002, Telenor Networks consisted of four units:

- *Sales, Markets and Products*, which has the profit responsibility for Telenor Networks' product portfolio. The portfolio consists of Telephony and of the EOR product groups (expansion, operations and group co-location of technical equipment), Broadband access, Emergency services, Capacity, Value adding services, Interconnection and Operator access.
- *Operations and supply*, which handles the processes for operating and supplying communication solutions, in addition to operational planning and expansion. This unit comprises well over half of the employees in the business area.
- *Network solutions*, which is responsible for the production platforms, infrastructure, telephony services, advanced network services, maritime radio and purchasing.
- *IT and Focus*, which co-ordinates and manages the development of IT systems, as well as supervising a strategic programme for improvement measures and cost reductions in the business area.

In the international market, solutions such as direct dialling and capacity are offered through Telenor Global Services AS. Telenor Networks has established its own activity in Slovakia (Telenor Telecom Slovakia s.r.o) and the Czech Republic (Telenor Networks Czech s.r.o) – in addition to Svalbard, via Telenor Svalbard AS. As a result of the restructuring of the group, Telenor Networks assumes responsibility in 2003 for the Russian fixed network company Combellga and the merged companies Utfors AB and Telenor Business Solutions AB, which serve the Swedish wholesale and commercial market.

THE YEAR 2002

At the end of 2001, the Norwegian Post and Telecommunications Authority instructed Telenor to offer subscriptions unbundled from traffic. Throughout 2002, work progressed to develop and arrange IT systems to handle this type of service, which is offered as an ordinary service from 1 January 2003.

In October, the largest and most advanced operations centre in Northern Europe was opened at Telenor's new headquarters at Fornebu, outside Oslo. In addition to monitoring Telenor's own network, the centre also handles the operation of a number of external customers' networks. The establishment of the operations centre is an element in Telenor Networks' work to automate and improve the efficiency of operations and supply processes.

VALUE CREATION

With approximately 1.7 million private subscribers, Telenor is by far the leading operator of fixed network services on the Norwegian market. The total number of traffic minutes generated by Telenor Networks' subscribers was 15,527 million, a decline of 14.5% in the residential market and 11.9% in the business market. The decline is primarily due to the fact that ADSL use is measured in terms of capacity rather than registered traffic minutes. Increased traffic over mobile networks also contributes to this trend.

At the end of 2002, Telenor had a market share in the end user market for fixed network telephony of 72%, including Telenor Internet. This was the same share as at the end of the previous year. The market share was 71% in the residential market and 76% in the business market. At the end of 2002, Telenor had approximately 1,210,000 PSTN subscriptions and approximately 500,000 ISDN subscriptions in the residential market. 242.000 PSTN subscriptions and 280.000 ISDN subscriptions were registered in the business market. This corresponds to an ISDN penetration of 35%, which is the highest in the world.

As the result of an early commitment to ISDN, and the digitali-

Fixed telephony in Norway; 1998–2002
(minutes in millions)



'02
15,527
'01
17,960
'00
19,560
'99
18,704
'98
16,610
0
5,000
10,000
15,000
20,000

ISDN access channels in Norway; 1998–2002
(channels in millions)

'02 1.83
'01 1.77
'00 1.59
'99 1.23
'98 0.75
0 0.5 1.0 1.5 2.0



Telenor is the leading provider of fixed line services to the Norwegian market. Steadily increasing data traffic underpins the importance of fixed line services. Increasing network capacity and access to broadband is providing opportunities for new services, especially in the transmission of content services to PC and TV.

sation of the telecommunications network, Telenor today operates a fixed network of high quality and low error rate. This has enabled us to offer high-quality ADSL access. At the end of 2002, approximately 109,000 ADSL subscriptions were registered, and 1.3 million accesses were prepared for ADSL. This resulted in 58% coverage nationwide and more than 90% in the largest towns. The corresponding figure for ISDN is 99%.

There has also been a sharp increase in the number of operator accesses, from 12,000 at the end of 2001 to 49,000 at the end of 2002. Approximately 70% of these accesses are used for ADSL. The number of leased lines was approximately 78,000. To strengthen customer awareness, all products aimed at operators and service providers have been brought together under the brand name Jara. Enquiries and orders are to an increasing extent made electronically through Jara Netbusiness.
[See also Financial review pp. 59–61]

Key figures, Telenor Networks; 2000–2002

NOK in millions	2002	2001	2000
Total revenues	16,488	16,568	16,685
EBITDA	5,717	5,666	5,672
Operating profit	2,526	2,175	3,047
Investments	1,853	3,719	3,603
Number of full-time equivalent employees	3,820	3,964	4,094

TELENOR PLUS

In 2002, Telenor Plus was the business area responsible for the development, sales and distribution of communications and content services in the Nordic residential market.

INTRODUCTION

Telenor Plus became a leading player within TV distribution in Norway and the Nordic market.

At the end of 2002, Telenor Plus consisted of four divisions:

- *Broadcast*, providing TV services to Nordic households and distribution services to broadcasters and other content and service providers.
- *Content & Interactive*, responsible for developing and providing interactive services, including the management of content and rights, as well as administrating Telenor Plus' shareholding in Norwegian media companies.
- *Internet*, providing Internet access and services to the Norwegian and Swedish residential markets.
- *Customer Services*, serving Telenor's fixed network telephony and Internet customers.

THE YEAR 2002

In July 2001, Telenor signed an agreement with Canal+ for the purchase of the remaining 50.0% of Canal Digital AS. The purchase was finalised in June 2002, at a price of NOK 2.1 billion. An agreement for the exclusive satellite broadcasting of the Canal+ group's TV channels in the Nordic region was also signed. In connection with the consolidation of Canal Digital, certain structural changes were made, including the merger of activities in Denmark, Norway and Sweden.

In October Telenor Plus signed an agreement for the sale of its customer base in Telenordia Privat AB to the Swedish company Glocalnet AB, in exchange for a 37.20% shareholding in the company, making Glocalnet AB the third largest telephony and Internet service provider in the Swedish market. The transaction is conditional upon the approval of the Swedish authorities.

VALUE CREATION

In 2002, Telenor reinforced its position as the largest provider of TV services to the Nordic residential market, both as regards the number of paying subscribers and the extent of coverage. At the same time, the company is the Nordic region's largest provider of transmission services to broadcasters. At the end of 2002, Telenor was responsible for the distribution, either directly or indirectly, of TV based services to three million Nordic households.



Telenor Plus, together with four Nordic TV companies, held the TV broadcasting rights in the Nordic region for the 2002 Football World Cup. With this move, Telenor drew attention to the market for Pay TV, and marketed Canal Digital as a distributor of such services. In February, Telenor Plus purchased the Pay TV rights to Norwegian football's top league, and Canal Digital obtained the rights for live coverage of the Swedish ice hockey Elite Series.

In 2002, Telenor Plus was also responsible for the broadcasting of the Norwegian Big Brother programmes, both via iCanal and on TV. The service functioned primarily as a test of viewers' interest in Internet-based payment solutions, and approximately 50,000 transactions were made through Telenor Mobil's MobilHandel™. Zonavi entered into a wide-ranging agreement with the Norwegian National Lottery on the development of interactive money games on TV, and assisted the Norwegian bank DnB with the launch of the first TV-based interactive bank services in Norway.

Cable television subscribers in the Nordic region; 1998–2002
(000s)




'02 571
'01 561
'00 357
'99 282
'98 270
0 100 200 300 400 500 600

DTH subscribers (satellite transmission direct to private subscribers in the Nordic region); 1998–2002
(NOK in millions)


'02 738
'01 657
'00 506
'99 405
'98 352
0 100 200 300 400 500 600 700 800



Telenor is the leading provider of TV services in the Nordic market. Increased bandwidth is driving an increasing service portfolio, especially in entertainment and other content services, like Interactive TV.

In 2002, Telenor was the largest supplier of Internet access via ISDN/PSTN, ADSL and cable in the Norwegian and Swedish residential markets. High demand, and insufficiently developed supply lines caused some dissatisfaction with customer services. Areas where improvement is needed have now been identified, and these will be given special follow-up in 2003.

The childproof Internet subscription Kidsurf, and the free-of-charge service SurfeFilter, which prevents unintentional dialling of international phone numbers from telephones and PCs, were both launched in 2002. The trend towards convergence between broadband Internet and other media has been slower than previously assumed, and this activity was therefore scaled down in 2002. However, there is continued activity in this field, particularly through Canal Digital and Telenor's broadband portal, iCanal.
[See also Financial review pp. 61–62]

Key figures, Telenor Plus; 2000–2002

NOK in millions	2002	2001	2000
Total revenues	4,862	3,386	2,875
EBITDA	139	248	611
Operating profit	(883)	(841)	135
Associated companies	(270)	(547)	20
Investments	2,925	1,741	2,113
Number of full-time equivalent employees	1,332	1,344	1,148

TELENOR BUSINESS SOLUTIONS

In 2002, Telenor Business Solutions was the business area for communication and IT solutions to the Norwegian, Nordic and European business markets. Telenor strengthened its position in the Swedish business market, primarily through the acquisition of Utfors AB.

INTRODUCTION

Telenor Business Solutions attained the position of Norway's leading supplier of ICT solutions to the business market. The principal market was the Nordic region, with the main focus on medium-sized and large businesses. Telenor Business Solutions developed and supplied a broad range of services within telecoms and data communication, with the emphasis on combining the application and communication sides, IT and IP.

As of 31 December 2002 Telenor Business Solutions consisted of five divisions:

- *Communications*, which supplies access, business networks and communication services, based on services within advanced networks, IP-based communication (including Virtual Private Networks, VPN), data communication and telephony services to the Norwegian business market, including customer contact and support services.
- *Managed services*, which provides operation of local networks, applications, service integration, e-business solutions and consultancy work.
- *Business Solutions Sweden*, which provides telephony, in addition to advanced networks, IP-based communication, data communication and application services in the Swedish business market.
- *Nextra International*, which provides IP-based services in selected countries in Europe (Great Britain, the Czech Republic, Slovakia, Hungary, Austria and Italy) under the trademark Nextra.
- *Comincom/Combellga*, which provides telecommunication services to the Russian market, primarily in the Moscow and St Petersburg regions.

On 1 January 2003, as a result of the restructuring of Telenor, the responsibility for the activities in Communications, Managed services, Business Solutions Sweden and Comincom/Combellga was transferred to the business area Telenor Networks, and Nextra International was transferred to Other activities. The activities in all the units will be continued.

In the second half of 2002, Telenor Business Solutions separated Software Services from Communications, and restructured the Managed Services division.

THE YEAR 2002

As of 1 January 2002, Telenor Business Solutions gathered all its activities in Sweden in Telenor Business Solutions AB. The position in the Swedish market was further strengthened by acquisitions in 2002: In November Telenor Business Solutions signed an agreement to become the principal shareholder in the Swedish data communication company Utfors AB, at a total cost of SEK 264 million, for 90% ownership plus 2% in convertible bonds. Parallel to this, Telenor Business Solutions AB was sold to Utfors AB for a further 4.1% ownership in the form of convertible bonds. The new company, Telenor Business Solutions AB, has become a primary challenger in the market for business communication in Sweden.

In Nextra International, the operations in the Czech Republic and Slovakia merged. The activities in the UK changed name from Nextra to Telenor Business Solutions. On 30 December 2002 an agreement was signed for the sale of the Hungarian Nextra to the management of that company. The transaction was executed in January 2003. The strongest growth in 2002 came in Russia, where Comincom/Combellga strengthened its position in existing markets and prepared for regional expansion.

VALUE CREATION

In April, Telenor Business Solutions entered into agreements with Orkla ASA and Carlsberg Breweries A/S for the supply of fixed and mobile telephony services to the group's companies in Scandinavia, worth approximately NOK 300 million. In July, two major agreements were signed in Norway: with Nordea Bank Norge ASA for the supply of telephony and customer contact services to the tune of NOK 60 million, with the Public Roads Administration (Norway) for the supply of networks for data communication and operation of IT services worth NOK 134 million.

In Sweden, an agreement was signed for a total solution for fixed telephony and mobile services covering 28 of Skånes' 33 municipalities, worth SEK 150 million. In December, a three-year agreement was signed via Utfors, with the possibility for a two-year extension, with the Labour Inspection Authority in Sweden for a data communication solution covering approximately 600 IP portals. The agreement has a turnover of approximately SEK 120 million during its maturity.



Telenor develops advanced communications solutions for the business market. Telenor specialises in solutions allowing large companies to connect multiple components in seamless networks. The Telenor Arena model provides maximum flexibility and mobility by utilising mobile network solutions.

In line with international developments, the year 2002 was characterised by low investment activity and lengthy decision-making processes. Within telecommunication products such as ADSL, data communication and IP VPN, the markets were characterised by a good steady demand. This also had an effect on the results of Telenor Business Solutions, where managed services and outsourcing activities suffered considerable losses, while the Communications division experienced a relatively positive and stable market.

In 2002, Telenor Business Solutions launched the IT platform eRAF for the Telenor centre at Fornebu, a solution which has since also been adopted in other parts of the organisation. The solution, called Telenor Arena, will be marketed in 2003 as a complete modular business solution. The product 'Wireless Zone', which is a secure Wireless Local Area Network (WLAN) was introduced to the business market. This solution supplies employees, customers and partners wireless access to Internet and e-mail services through a secure, encoded logon function.

The results from Telenor Business Solutions were considerably better in 2002 than in 2001.
[See also Financial review pp. 63-64]

Key figures, Telenor Business Solutions; 2000–2002

NOK in millions	2002	2001	2000
Total revenues	6,157	5,940	4,316
EBITDA	26	(828)	(600)
Operating profit	(1,807)	(2,968)	(1,173)
Associated companies	1	(874)	(69)
Investments	1,104	1,572	4,664
Number of full-time equivalent employees	3,886	4,225	3,992

OTHER ACTIVITIES

Telenor has substantial activities outside the four business areas, also including various staff and support functions: EDB Business Partner, Telenor Satellite Networks, Telenor Satellite Services, Teleservice, Telenor R&D, Telenor Key Partner, Telenor Eiendom and Telenor Venture.

EDB BUSINESS PARTNER ASA

EDB Business Partner ASA is one of the Nordic region's leading IT groups, with a turnover in 2002 of NOK 4.3 billion and close to 2800 employees. EDB Business Partner is a supplier of software solutions and offers consultancy and management services with special expertise in telecoms, banking and finance. The group is a major player in the Norwegian market, and has activities in the US, Sweden, the UK, Benelux, Switzerland, France, Spain, Poland and Hungary. At the close of 2002, Telenor had a 51.8% ownership share in EDB Business Partner ASA.

TELENOR SATELLITE NETWORKS

Telenor Satellite Networks is fully owned by Telenor. The company supplies satellite-based communications solutions and VSAT technology to the business markets and national and international organisations in Europe, the Middle East and Africa. The company's complete communications solutions encompass network design, implementation, management and service. The services are supplied via subsidiaries in Norway, the Netherlands, Poland, Slovakia and the Czech Republic.

TELENOR SATELLITE SERVICES

Telenor Satellite Services is fully owned by Telenor. The company supplies satellite-based speech and data services for use on land, in the maritime industry and in aviation. Subsequent to the acquisition of Telenor Satellite Services Inc. (formerly COMSAT Mobile communications) in January 2002 and Marlink (formerly Sait Communications) in March 2001, Telenor Satellite Services has become one of the world's leading suppliers of global, mobile communications solutions via satellite. The services are marketed through a broad international chain of distributors as well as from own offices around the world.

TELESERVICE AS

Teleservice AS is fully owned by Telenor. The company is responsible for Directory Enquiries 1881 (Opplysningen 1881), International Directory Enquiries 1882, MeetAt 119 (telephone and data conferences) and other Contact Centre services. The company aims to make information and communication services easily accessible to users. In February 2002, the market for directory enquiries was opened to competition in Norway, but Directory Inquiries 1881 is still the dominant player in the Norwegian market with 75% of the traffic.

TELENOR FORSKNING OG UTVIKLING (R&D)

Telenor Forskning og Utvikling is Norway's largest research environment in the field of ICT technology. Activities comprise technology, services and markets. In 2002, R&D participated in 33 international projects, most of them under the direction of the EU or EURESCOM, Telenor's R&D commitments are focused around two main areas: future broadband networks and future mobile systems.

TELENOR VENTURE AS

Telenor Venture AS is seeking to create value through active ownership in companies in the areas of telecommunications and IT. A new company, Telenor Venture II ASA, was established in September 2000 with the purpose of continuing and expanding the investments activities, and in December 2002, Telenor Venture III was established, to continue activities formerly organised under Telenor Innovasjon AS and other parts of the Telenor group. Telenor's ownership share in Telenor Venture is 63.7%, in Telenor Venture II ASA the ownership share is 50.1% and in Telenor Venture III it is 100%. The Telenor Venture companies are managed and administered by TeleVenture Management AS in which Telenor has a ownership share of 23.9%.

TELENOR KEY PARTNER AS

Telenor Key Partner AS is fully owned by Telenor. The company supplies technology-based administrative services within economy, personnel and communication to the group's business areas and subsidiaries. Telenor Key Partner shall be a driving force in achieving standardisation and quality improvements in the administrative running of the whole group. All services shall be based on viable business principles and have market-oriented prices.

TELENOR EIENDOM HOLDING AS (PROPERTY MANAGEMENT)

Telenor Eiendom Holding AS is fully owned by Telenor and was set up as a private limited company in 2002, as a continuation of Telenor Communication AS. At the close of 2002, Telenor Eiendom Holding AS managed close to 1.1 million sq. meters of owned and leased floor space spread out over approximately 4500 buildings. The company's main task is to ensure that the Telenor group has at its disposal sufficient premises to allow its main activities to be performed in a cost effective manner.



The accounts

CONTENT

The following discussion should be read in conjunction with the consolidated financial statements, which have been prepared in accordance with Norwegian GAAP, which differ in certain respects from US GAAP. For a reconciliation of the material differences between Norwegian and US GAAP, see note 31 to the consolidated financial statements.

Telenor has implemented changes in the business area structure effective from 1 January 2003, as described in note 3 to the consolidated financial statements. The discussion below reflects the business area structure in 2002.The discussion is mainly on 2002 compared to 2001. For a full discussion on 2001 compared to 2000 you should read the annual report for 2001 or Telenor's annual report on Form 20-F.

RESULTS OF OPERATIONS – GROUP

Revenues

External revenues excluding gains on disposal of fixed assets and operations increased by 19.9% in 2002 compared to 2001. In 2002, 39% of external revenues derived from Mobile, compared to 27% in 2001. The formerly associated companies, DiGi.Com, which was consolidated from 1 September 2001, Pannon GSM, which was consolidated from 4 February 2002, and Kyivstar, which was consolidated from 1 September 2002, generated 87% of the increase in Mobile's external revenues. Telenor's mobile operations both in Norway and outside Norway showed a healthy growth. Networks' external revenues decreased compared to 2001, due to reduced traffic as a result of transition to ADSL, migration of fixed traffic to mobile traffic and internal pre-selection traffic, where external revenues are reported in Plus and Business Solutions. The increase in Plus' external revenues was mainly due to the consolidation of Canal Digital from 30 June 2002, increased sale of ADSL and pre-selection traffic (Internet). The decrease in Business Solutions' external revenues related primarily to the weak market for operating services and software. External revenues in EDB Business Partner showed a marginal increase due to the effect of acquired businesses in its Operating area, while the underlying development was negative due to weak market conditions. The increase in external revenues for other business units was due to the acquisition of businesses in Satellite Services and increased sales in Satellite Networks, offset in part by decreased revenues from the former subsidiary Itworks.

The table below shows consolidated revenues broken down by operations in and outside Norway. Telenor's proportional share of revenues from the associated companies and joint ventures are not included in the consolidated revenues. Many of the international operations are carried out in associated companies and joint ventures, especially mobile operations. The revenues in the table for consolidated companies are based on company location and do not include gains on disposal of fixed assets and operations.

(NOK in millions)	2002	2001	2000
Consolidated revenues			
Norway	33,085	34,032	33,197
Outside Norway	15,583	6,572	3,333
Total revenues excluding gains	48,668	40,604	36,530

Gains on disposal of fixed assets and operations in 2002 were due primarily to the sale of properties and some operations in Corporate functions and Group activities. Gains on disposal of fixed assets and operations in 2001 were primarily related to the sale of Telenor Media with a gain of NOK 5,000 million, the sale of the subsidiary Norcom Network Communication Inc. with a gain of NOK 259 million and sale of properties.

Operating expenses

Please see the notes to the consolidated financial statements for further specification of the operating expenses.

Cost of materials and traffic charges (see note 4) Traffic charges – network capacity consist mainly of traffic charges for providing fixed and mobile services, primarily in the Mobile, Networks and Business Solutions business areas. The increase in network capacity costs in 2002 compared to 2001 was due primarily to consolidation of formerly associated companies in Mobile and Business Solutions in 2001 and 2002. Traffic charges – satellite capacity are related to sales of Satellite Mobile services, that are part of Satellite Services, and satellite broadcasting services, that are part of Plus. The increase in satellite capacity costs was due to the acquisition of COMSAT Mobile Communications (included in Telenor Satellite Services Inc.) in 2002. Cost of materials etc. were incurred in all business areas. In particular, Mobile and Plus in the aggregate generated approximately two-thirds of the total cost of materials in 2002, due primarily to sales of customer equipment in Mobile and TV-program fees in Plus. The increase in cost of material etc. was due primarily to Pannon GSM and Canal Digital, which was consolidated during 2002, and more than offset the decrease due to the sale of the former subsidiary Telenor Media in 2001 and the bankruptcy of Itworks in 2002. Adjusted for acquisition and disposal of companies, all business areas showed a decrease in cost of materials etc. in 2002, due primarily to a decrease in sales of equipment.

Own work capitalized (see note 5) Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which is capitalized, if appropriate. The Group companies expense the related costs in the line items cost of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group perform work on and deliver long-lived assets to other Group companies. These long-lived assets are capitalized by the purchasing company. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. The decrease in 2002 compared to 2001 was due to the lower level of investments.

Salaries and personnel costs (see note 6 and 7) The decrease in the salaries and personnel costs in 2002 compared to 2001 was due primarily to the disposal of certain businesses, especially Telenor Media, Itworks and companies in Nextra International. This was offset by the consolidation of formerly associated companies as well as the acquisition of COMSAT. Adjusted for acquisition and disposal of companies, total salaries and personnel costs were in line with 2001. There was a decrease in activities, especially in EDB Business Partner, Business Solutions and Teleservice due to weak market conditions. This decrease was partly offset by wage inflation. In 2002, Telenor started implementing a program to improve operational efficiency, Delta 4. During 2002, particularly at the end of the year, certain employees were offered voluntary termination. Many of these employees were still employed as of 31 December 2002. As a result, although this decrease in the number of employees had some effect on salaries and personnel costs in 2002, the effect is expected to be more significant during 2003. Expenses for workforce reduction are recorded as a part of "Other operating expenses" and are not included in salaries and personnel costs.

The number of full-time equivalent employees at 31 December 2002 increased by approximately 1,100 compared to December 31, 2001, due to consolidation of companies. The average number of full-time equivalent employees was higher in 2002 than for 2001. The consolidation of Pannon GSM as of 4 February 2002, Canal Digital as of 30 June 2002 and Kyivstar as of 1 September 2002 increased the total number of the full-time equivalent employees by approximately 2,700.

Pension costs, including social security tax, increased in 2002 compared to 2001, primarily as a result of a one time NOK 82 million effect related to the accounting of previously granted pension benefits in Teleservice and Networks, an increase in salaries that was higher than estimated, increased interest cost and increased amortization of actuarial losses. Actuarial losses have increased in the course of the last three years mainly due to the reduction in the discount rate implemented as of 31 December 1999, as well as lower actual return on plan assets than estimated resulting from the reduction in share prices in the course of the last three years. In addition, salary increases and pensions adjustments, which were higher than originally estimated, contributed to an increase in actuarial losses. Pension costs including social security tax may continue to increase in the future due to high actuarial losses which are not reflected in the balance sheet or in the profit and loss statement. You should read note 7 to the consolidated financial statements for additional information about pension costs.

Other operating expenses (see notes 8 – 11) Other operating expenses increased by approximately NOK 0.8 billion, or 6.4%, in 2002 compared to 2001. Adjusted for the increased costs for workforce reductions, loss contracts and exit from activities of approximately NOK 0.4 billion and the net increase of approximately NOK 1.4 billion related to companies acquired and disposed of (excluding costs for workforce reductions, loss contracts and exit from activities), operating expenses decreased by approximately NOK 1 billion. In 2002, Telenor began implementing a program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses, in particular consultancy fees, external personnel and travel costs. In 2002, Telenor incurred expenses related to workforce reductions, loss contracts and exit from activities of NOK 982 million, an increase of NOK 357 million compared to 2001. Of the amount expensed in 2002, approximately NOK 0.7 billion was related to workforce reduction, and NOK 0.2 billion was related to loss contracts, especially property leases. You should read note 11 to the consolidated financial statements for additional information about costs for workforce reductions, loss contracts and exit from activities.

Reduced costs for cost of premises, vehicles and office equipment in 2002 compared to 2001 was due to the replacement of leased properties with owned properties, especially Telenor's new headquarters at Fornebu outside of Oslo, and lower activity in some areas. This was partly offset by the effect of consolidating additional companies in Mobile.

Increased operation and maintenance expenses in 2002 compared to 2001 was related to new companies in Mobile and new operations in EDB Business Partner.

Telenor's total marketing, sales commissions and advertising expenses increased by NOK 0.6 billion in 2002 compared to 2001 due to the net effect of companies acquired and disposed of, especially Pannon GSM, DiGi.Com, Kyivstar and Canal Digital. Adjusted for these companies, there was a reduction in these expenses mainly in Mobile in Norway due to lower sales of new subscriptions and lower level of sales commission per subscription, as well as lower marketing activity and reduced activity in Nextra International in Business Solutions. Marketing, sales commissions and advertising related to ADSL increased. Approximately NOK 0.2 billion of the increase in concession fees in 2002 compared to 2001 related to DiGi.Com and Pannon GSM.

Loss on disposal of fixed assets and operations Losses on disposal of fixed assets and operations was for 2001 primarily related to discontinuance of equipment and sale of properties, and in 2002 Telenor also incurred losses in connection with the sale of companies in Business Solutions and the bankruptcy of the former subsidiary Itworks AS.

Depreciation, amortization and write-downs

(NOK in millions)	2002	2001	2000
Depreciation of tangible assets	8,272	6,266	5,201
Amortization of goodwill	1,002	668	496
Amortization of other intangible assets	962	317	124
Total depreciation and amortization	10,236	7,251	5,821
Write-downs of tangible and other intangible assets	921	1,556	113
Write-downs of goodwill	2,632	2,266	-
Total write-downs	3,553	3,822	113
Total depreciation, amortization and write-downs	13,789	11,073	5,934

Specification of amortization of goodwill and other intangible assets

(NOK in millions)	2002	2001	2000
DiGi.Com	304	115	-
Pannon GSM	765	-	-
Kyivstar	87	-	-
Other Mobile	58	38	72
Total Mobile	1,214	153	72
Software licenses	134	155	72
Other Business Solutions	186	274	174
Total Business Solutions	320	429	246
Canal Digital	108	-	-
Other Plus	91	70	37
Total Plus	199	70	37
EDB Business Partner	169	196	152
Other	62	137	113
Total	1,964	985	620

Specification of write-downs

(NOK in millions)	2002	2001	2000
Mobile	2,289	22	34
Networks	18	570	14
Plus	135	494	12
Business Solutions	734	1,110	5
EDB Business Partner	364	1,262	1
Other	13	364	47
Total	3,553	3,822	113

Depreciation of tangible assets increased by approximately NOK 2 billion in 2002 compared to 2001. Mobile contributed with approximately NOK 1.2 billion of the increase, due primarily to the consolidation of formerly associated companies. Canal Digital contributed with NOK 147 million. Shortened depreciation periods from 1 April 2001 for some fixed assets in the Norwegian fixed and mobile networks also increased depreciation by approximately NOK 90 million in 2002 for assets acquired prior to 1 April 2001. Depreciation also increased in Business Solutions by NOK 177 million, in Networks by NOK 255 million, and in Corporate functions and Group activities by NOK 215 million, where the increase was due to Telenor's new headquarters at Fornebu and new IT-solutions.

Telenor made significant write-downs in 2001 and 2002, mainly due to a decline in market values and depressed market conditions in some of the operations. In 2001 and 2002, Telenor evaluated the carrying values of the assets, and made the resulting write-downs based on the market conditions and asset-specific circumstances in each period. If, among other things, market values continue to decline and market conditions continue to deteriorate, Telenor may have to continue to perform impairment tests, as well as the annual impairment test of goodwill according to US GAAP. You should read "Other Issues – Critical accounting policies under Norwegian GAAP and estimates" for additional information on Telenor's impairment tests.

Of the total write-downs in 2002, NOK 2,138 million was goodwill related to DiGi.Com as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at 31 December 2002, adjusted to reflect a control premium.

In connection with the integration of the operating service business in Business Solutions with the internal IT operating environment, Telenor decided to reduce the number of operating platforms and focus the activity of the operations. Telenor also considered the sales potential for CA-software and the value of service contracts, platforms and equipment. Furthermore Telenor evaluated goodwill related to the remaining Nextra International companies. Based on these evaluations, Telenor wrote down fixed assets goodwill and other intangible assets in Business Solutions by a total of NOK 734 million in 2002.

In 2002, goodwill in EDB Business Partner related to the Banking & Financing area and Consulting area was written down by NOK 356 million based on discounted cash flows.

The write-downs in Plus in 2002 primarily related to the lower demand in the SMATV market in Denmark and Sweden, delayed commercialisation of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility.

Operating profit (loss)

Operating loss in 2002 was NOK 320 million, compared to an operating profit of NOK 3,177 million in 2001. The operating loss in 2002 was due primarily to write-downs of NOK 3,553 million, compared to NOK 3,822 million in 2001, and expenses for workforce reductions, loss contracts, exit from activities and previously granted pension benefits in Teleservice, totalling NOK 1,048 million, compared to NOK 625 million in 2001. In 2001, Telenor also recorded net gains on disposal of fixed assets and operations totalling NOK 5,373 million, of which NOK 5,000 million was recorded in Corporate functions and Group activities as a result of the sale of Telenor Media, and NOK 259 million was recorded in Mobile as a result of to the sale of Norcom Networks, compared to NOK 11 million in 2002. The following table shows the breakdown of expenses for workforce reductions, loss contracts and exit from activities by business area. This table and the table showing the breakdown of write-downs under "Depreciation, amortization and write-downs" explain in part the development in operating profit in each business area.

(NOK in millions)	2002	2001	2000
Expenses for workforce reductions, loss contracts and exit from activities			
Mobile	120	-	-
Networks	161	-	-
Plus	92	49	(40)
Business Solutions	88	229	-
EDB Business Partner	111	170	-
Other [1]	476	177	30
Total	1,048	625	(10)

[1] This line item corresponds to the same line item in "other operating expenses", except for 2002, where NOK 65 million related to previously granted pension benefits in Teleservice is included in "salaries and personnel costs".

The following discussion of Telenor's operating profit excludes the effect of write-downs and expenses for workforce reductions, loss contracts and exit from activities, as well as net gains on disposal of fixed assets and operations. Excluding these effects, adjusted operating profit increased by NOK 2,019 million, or 90%, to NOK 4,270 million in 2002. A substantial portion of this increase resulted from the Mobile business area, due to a healthy growth and a positive effect of the consolidation of formerly associated companies during 2001 and 2002. Adjusted operating profit in the Networks business area decreased marginally compared to 2001 due to higher depreciation which offset the effects of other cost reductions. Adjusted operating profit in the Plus business area decreased mainly due to expenses related to the sales of ADSL and the operating loss due to the consolidation of Canal Digital (approximately NOK 185 million, including amortization of net excess values). Adjusted operating profit in Business Solutions increased due primarily to the sale or termination of loss-generating companies in Nextra International. EDB Business Partner's adjusted operating profit decreased due to weaker market conditions and adjusted operating profit from Other Business Units increased mainly due to the effect of businesses acquired or disposed of. In 2001, Telenor Media was sold and the operating profit in Telenor Media for the period on the date of the disposal of the company was NOK 262 million.

Associated companies

(NOK in millions)	2002	2001	2000
Telenor's share of: [1]			
Net income (loss)	341	(318)	(1,086)
Amortization of Telenor's net excess values	(862)	(1,427)	(776)
Write-downs of Telenor's excess values	(1,965)	(11,597)	-
Gain on disposal of ownership interests	36	21,579	1,170
Net result from associated companies	(2,450)	8,237	(692)

[1] The figures are partly based on the management's estimates in connection with the preparation of Telenor's consolidated financial statements. Telenor's consolidated profit and loss statement contains only the line item "net result from associated companies". Telenor's share of the other items shown in the table are not included in the consolidated financial statements, but this information is set forth in note 16 to the consolidated financial statements. Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at the time of the acquisition of the associated companies.

The results from associated companies were influenced by the acquisitions, disposals and consolidation of subsidiaries in 2000, 2001 and 2002 and by write-downs in 2001 and 2002. Bravida became an associated company as of 1 November 2000. DiGi.Com was consolidated as a subsidiary as of 1 September 2001, Telenordia was consolidated as a subsidiary as of 1 October 2001, Pannon was consolidated as a subsidiary as of 4 February 2002, Canal Digital was consolidated as a subsidiary as of 30 June 2002 and Kyivstar was consolidated as subsidiary as of 1 September 2002. VIAG Interkom and Esat Digifone were sold at the beginning of 2001. Extel was sold at the end of 2002 and StavTeleSot at the beginning of 2003 to VimpelCom-Region.

Net income in 2002 also reflects a write-down of OniWay of NOK 316 million recorded at the end of 2002. The net effect of companies that were consolidated during 2001 and 2002 was an increase in net income from associated companies in 2002 compared to 2001. Apart from the effect of associated companies acquired, sold or consolidated as subsidiaries, there was underlying growth in the results of most of the associated mobile companies, especially Vimpelcom, Cosmote and Connect Austria.

Decreased amortization of net excess values in 2002 compared to 2001 was due to companies which were consolidated during 2001 and 2002, as well as to the effect of write-downs in 2001. Write-downs of net excess values in 2002 were mainly related to Sonofon, with NOK 1,000 million, and DTAC/UCOM, with NOK 881 million. During 2002, the market values of mobile companies continued to decline and the write-downs, both in 2002 and 2001, were made on the basis of discounted cash flows and comparison to the value of similar companies, in the case of Sonofon, and quoted share prices in the case of DTAC/UCOM. You should read "– Other Items – Critical accounting policies under Norwegian GAAP and estimates" for additional information about the write-downs. Gains on disposal in 2002 related to the sale of Extel.

Write-downs in 2001 related primarily to Sonofon and Telenordia as of 30 June (NOK 7,500 million and NOK 665 million, respectively) and DTAC/UCOM as of 31 December (NOK 3,400 million).

Telenor sold the ownership stakes in VIAG Interkom and Esat Digifone in 2001, with a combined gain before taxes of NOK 21.4 billion in 2001. The sale of Ephorma AS and European Medical Solutions Group AS by EDB Business Partner contributed a combined gain of NOK 141 million in 2001.

Financial income and expenses (see note 12)

The reduction in total financial income in 2002 compared to 2001 was mainly related to reduced interest income on investments in interest-bearing financial assets. In 2001, a portion of the proceeds from the large disposals was held in liquid assets in anticipation of payment of investments and repayments of liabilities. The satellite organizations were incorporated in 2000 and 2001, and distributed no dividends in 2002.

The increase in total financial expenses in 2002 compared to 2001 was due to increased interest bearing liabilities and higher average interest rates. At the beginning of 2002, Telenor's interest bearing liabilities increased significantly due primarily to the acquisition of Pannon GSM. At the end of 2002, interest bearing liabilities increased by NOK 2.4 billion due to a tax claim regarding the sale of Sonofon Holding A/S and by NOK 0.5 billion due to a judicial proceeding in Greece. Telenor expensed interest of approximately NOK 160 million on these claims in 2002. A guarantee for the tax claim of NOK 2.4 billion has been provided and, as a result of the decision to expense the tax claim at the end of 2002, Telenor expect to continue to expense a 12% interest in arrears on the tax claim for as long as the guarantee remains outstanding. Increased average interest rates compared to 2001 were due to financing activities by some subsidiaries, which have their own external financing, while the average interest rates for financing through the parent company were reduced slightly. Capitalized interest decreased in 2002 compared to 2001 due to the lower level of investments in Telenor's fixed network in Norway and the completion of the new headquarters at Fornebu outside of Oslo.

Net foreign currency losses in 2002 were primarily related to currency hedging of the purchase price for the shares in Pannon GSM in Euro, accounts receivable in foreign currency and interest bearing liabilities in consolidated entities abroad. Hedge accounting is not permitted for currency hedging of forecasted equity investments, as Pannon GSM. The value of the Euro relative to the Norwegian Kroner decreased between the execution of the hedging transaction and its settlement and a foreign currency loss was accordingly recorded in connection with the hedging transaction. The reported investment amount for Pannon GSM in Norwegian Kroner was reduced correspondingly.

The loss and write-down of financial assets related mainly to the write-down of the shares in Inmarsat, New Skies, Sponsor Service ASA and Venture companies in addition to NOK 78 million in capital contribution to Telenor Pension fund written down to the book value of the equity in the Fund. The Inmarsat shares are valued in U.S. Dollars and the write down of NOK 422 million was a result of the weakening of the U.S. Dollar against the Norwegian Kroner during 2002. The shares in New Skies were written down by NOK 94 million to the current quoted market price as of 31 December 2002, due to a significant decline in the publicly quoted share price. Sponsor Service ASA filed for bankruptcy in the beginning of 2003, and a loss of NOK 66 million was recognised in 2002. In 2002, Telenor realized small gains and losses on shares compared to previous years.

Income taxes (see note 13)

The corporate income tax rate in Norway is 28.0%. In 2002, a loss before taxes and minority interests and a tax income was recorded. Telenor's effective tax rate (income taxes as a percentage of profit before taxes) was 38.0% in 2001 and 43.0% in 2000. The main items affecting Telenor's income taxes are discussed in note 13 to the financial statements.

Prior to the IPO in December 2000, a new parent company for the Group (Telenor ASA) was incorporated and all shares in Telenor AS were contributed to Telenor ASA as an in kind contribution. At the same time, Telenor AS changed its name to Telenor Communications AS and in 2002 to Telenor Eiendom Holding AS. The tax cost base of the Telenor Eiendom Holding AS shares equaled estimated fair value at the time when the in kind contribution was made. As a necessary part of the overall restructuring of the Telenor Group, in 2001 and 2002 Telenor demerged or sold entities from Telenor Eiendom Holding AS to holding companies for the different business areas. To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, any taxes will be computed on the difference between the consideration received and the high tax base cost, as established through the in kind contribution.

Minority interests

See the consolidated statement of shareholders equity. The minority part of net income for EDB Business Partner for 2001 and 2002 was affected by amortization and write-downs of net excess values of NOK 328 million and 295 million, respectively. The net excess values arose mainly in 1999 and 2000 in connection with Telenor's purchase of EDB ASA and the decrease in the ownership interest in EDB Business Partner, where the minority interests were recorded at fair value, which was in excess of book value of the minority's part of equity in EDB Business Partner.

RESULTS OF OPERATIONS BY BUSINESS AREA

The following tables sets forth selected financial data for the business areas for the period 2000–2002.

(NOK in millions)	2002	2001	2000
Revenues excluding gains on disposal of fixed assets and operations			
Mobile	20,346	12,299	9,776
Networks	16,487	16,562	16,365
Plus	4,851	3,374	2,862
Business Solutions	6,157	5,940	4,316
EDB Business Partner	4,338	4,770	3,944
Other business units	3,978	4,033	4,029
Corporate functions and Group activities	2,707	2,774	3,152
Media[1]	-	1,338	1,655
Bravida[2]	-	-	4,222
Eliminations	(10,196)	(10,486)	(13,791)
Total revenues excluding gains	48,668	40,604	36,530
Gains on disposal of fixed assets and operations	158	5,436	1,042
Total revenues	48,826	46,040	37,572

(NOK in millions)	2002	2001	2000
Operating profit (loss)			
Mobile	1,414	2,495	1,594
Networks	2,526	2,175	3,047
Plus	(883)	(841)	135
Business Solutions	(1,807)	(2,968)	(1,173)
EDB Business Partner	(409)	(1,208)	201
Other business units	(90)	(686)	(181)
Corporate functions and Group activities	(1,185)	4,139	16
Media[1]	-	262	301
Bravida[2]	-	-	(9)
Eliminations	114	(191)	(302)
Total operating profit (loss)	(320)	3,177	3,629

[1] 9 months in 2001.

[2] 10 months in 2000.

TELENOR MOBILE

(NOK in millions)	2002	2001	2000
External revenues			
mNorway	9,441	8,746	8,244
Pannon GSM	4,502	-	-
DiGi.Com	2,702	901	-
GrameenPhone	1,589	1,185	537
Kyivstar	708	-	-
Other units in Mobile	137	169	143
Total external revenues	19,079	11,001	8,244
Internal revenues	1,267	1,298	1,532
Gains on disposal of fixed assets and operations	-	259	23
Total revenues	20,346	12,558	9,799
Total operating expenses	18,932	10,063	8,205
Operating profit	1,414	2,495	1,594
Associated companies	(2,030)	9,677	(460)
Net financial items	(2,050)	(496)	(821)
Profit before taxes and minority interests	(2,666)	11,676	313
Reconciliation of EBITDA to operating profit			
EBITDA	7,482	4,067	2,720
Depreciation, amortization and write-downs	6,068	1,572	1,126
Operating profit	1,414	2,495	1,594
EBITDA /total revenues	37%	32%	28%
Operating profit/total revenues	7%	20%	16%
Investments:			
– Capex	3,731	2,716	1,978
– Investments in businesses	8,894	4,495	30,865
Total full-time equivalent employees (period end)	6,551	4,217	2,481
– Of which outside Norway	4,673	2,084	531

The Mobile business area's results in 2002 and 2001 were affected by the consolidation of:

- Kyivstar as a subsidiary effective from 1 September 2002 when Telenor increased the ownership interest in the Ukraine operator from 45.4% to 54.2%.
- Pannon GSM as a subsidiary effective from 1 February 2002 when Telenor increased the ownership interest in the Hungarian operator from 25.8% to 100%.
- DiGi.Com as a subsidiary effective 1 September 2001 when Telenor increased the ownership interest in the Malaysian operator from 32.9% to 61.0%.

In addition to the effects from the consolidation of Kyivstar, Pannon GSM and DiGi.Com, there was an underlying growth in revenues without a corresponding growth in expenses in all companies. This contributed to an increase in operating profit before amortization, depreciation and write-downs (referred to as EBITDA) in 2002 compared to 2001, while amortization and depreciation increased, mainly due to consolidation of these companies. The reduction in operating profit compared to 2001 was due to the write-down of goodwill by NOK 2.1 billion related to DiGi.Com.

An increasing proportion of Telenor's revenues and profits (losses) are derived from our international mobile operations and investments. Fluctuations in currency exchange rates between the Norwegian Kroner and the functional currencies of the international mobile subsidiaries and associated companies could affect the reported earnings and the value in Norwegian Kroner of the investments. For example, in 2002 the significant strengthening of the Norwegian Kroner had an adverse effect on the results of operations and the values of the investments reported in Norwegian Kroner of the mobile subsidiaries DiGi.Com (Malaysia), Kyivstar (Ukraine) and GrameenPhone (Bangladesh), respectively.

Telenor Mobile – mNorway

(NOK in millions)	2002	2001	2000
External revenues			
Mobile outgoing traffic	3,880	3,500	3,104
Mobile incoming traffic	389	392	289
Roaming	1,220	1,209	1,084
Total traffic	5,489	5,101	4,478
SMS/MobilInfo/CPA	1,530	1,187	792
Subscription and connection fees	1,350	1,328	1,318
Customer equipment	616	620	720
Service providers and other	456	510	257
Total external revenues	9,441	8,746	7,564
Internal revenues	1,254	1,310	1,532
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	10,695	10,056	9,095
Reconciliation of EBITDA to operating profit			
EBITDA	4,330	3,731	3,181
Depreciation, amortization and write-downs	1,322	1,105	965
Operating profit	3,008	2,626	2,216
EBITDA/total revenues	40%	37%	35%
Operating profit/total revenues	28%	26%	24%
Capex	750	1,674	1,485
Total full-time equivalent employees (period end)	1,713	1,825	1,754
No. of subscriptions (in thousand)	2,382	2,307	2,199

Operating profit and EBITDA – mNorway

Operating profit in 2002 was NOK 3,008 million, an increase of 14.6% compared to 2001. This includes depreciation, amortization and write-downs of tangible and intangible assets, which increased as an effect of high investments during 2001, the shortening of depreciation periods as of 1 April 2001 and a write down related to the IT-systems portfolio in 2002. Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001 due to change in the revenue mix, with a larger share of the revenues being generated from higher margin products. Adjusted for expenses of NOK 104 million for workforce reductions in 2002, other operating expenses were reduced as an effect of cost reduction actions through 2002.

Revenues – mNorway

Telenor's market share for GSM subscriptions at 31 December 2002 was 61%, at the same level as at 31 December 2001.
During the same period, the estimated mobile penetration in Norway increased from 80% to 84%.

In 2002, increased external revenues from outgoing mobile traffic in Norway were due primarily to the increase in the number of subscriptions and to the increase in traffic generated on average by each subscription.

Increased traffic per subscription and a higher number of text messages more than offset the price reduction in incoming traffic, which led to an increase in the average monthly revenue per subscription (ARPU) in 2002.

External revenues from incoming mobile traffic in 2002 were in line with 2001 due primarily to an increase in volume, which offset the price reduction effective from 5 May 2001.

External revenues from roaming remained stable despite an increase in volume generated by Norwegians abroad due to the strengthening of the Norwegian Kroner.

The increase in external revenues from SMS and Content Provider Access was due to a higher number of messages and subscriptions. The number of messages increased by 322 millions to 1,692 millions in 2002. Revenues increased more than volume as a result of a higher average price in 2002 compared to 2001.

External revenues from subscription and connection fee were relatively stable due to a change in subscription mix to lower priced subscriptions, which was offset by the effect of a higher number of subscriptions.

External revenues from sales of customer equipment primarily related to sales of handsets and computer equipment through the wholly-owned distributors.

External revenues from service providers were stable in 2002 compared to 2001. Price reduction was offset by a higher number of subscriptions and a small increase in traffic.

Other external revenues decreased in 2002 compared to 2001 as a result of lower sales of SIM cards to service providers and foreign operators.

Decrease in internal revenues was due to lower prices in 2002 compared to 2001.

Operating expenses – mNorway

(NOK in millions)	2002	2001	2000
External costs of materials and traffic charges	1,872	1,793	1,740
Internal costs of materials and traffic charges	722	814	743
Total costs of materials and traffic charges	2,594	2,607	2,483
Own work capitalized	(52)	(55)	(14)
Salaries and personnel costs	1,064	976	888
Other external operating expenses	1,970	2,021	1,854
Other internal operating expenses	789	776	704
Depreciation and amortization	1,207	1,083	931
Write-downs	115	22	34
Losses on disposal of fixed assets and operations	-	-	-
Total operating expenses	7,687	7,430	6,880

Increased operating expenses in 2002 compared to 2001 were mainly due to higher depreciation, amortization and write-downs, and expenses in connection with staff reductions.

Costs of materials and traffic charges in 2002 were slightly lower than in 2001 mainly due to reduced expenses for traffic abroad as a result of the strengthening of the Norwegian Kroner and lower sales of SIM cards. This was partly offset by higher traffic charges from the increase in generated traffic (voice and SMS) to subscribers in other telecom operators' networks.

Salaries and personnel costs increased in 2002 compared to 2001 due to increase in salaries and number of employees.

Other operating expenses decreased in 2002 compared to 2001 despite expenses for workforce reductions of NOK 104 million which were recorded at the end of 2002. The decrease in expenses was due to cost reduction measures, especially reduced usage of consultants and reduced marketing and sales commissions.

Depreciation and amortization increased in 2002 compared to 2001 due to the relatively high level of investments during 2001, and the shortening of depreciation periods as of 1 April 2001. Increased write-downs in 2002 were mainly related to assets no longer in use in our IT-system portfolio.

Capital expenditure – mNorway

Capital expenditures were substantially lower in 2002 compared to 2001 due to diminishing capacity and coverage investments as growth in traffic decreased.

Pannon GSM – Hungary

(NOK in millions)	2002[1]	2001	2000
Mobile related revenues	4,187	-	-
Other revenues	318	-	-
Total revenues	4,505	-	-
Reconciliation of EBITDA to operating profit			
EBITDA	1,586	-	-
Depreciation, amortization and write-downs	715	-	-
Operating profit	871	-	-
EBITDA/total revenues	35%	-	-
Operating profit/total revenues	19%	-	-
Capex	825	-	-
Total full-time equivalent employees (period end)	1,523	-	-
No. of subscriptions (100% in thousand)	2,450	-	-

[1] The table shows figures included in the accounts for Telenor from the date of acquisition.

Telenor consolidated Pannon GSM as a subsidiary effective 4 February 2002, when Telenor increased the ownership interest in the company from 25.8% to 100%. The following discussion and analysis of Pannon GSM's results of operations is based on Pannon GSM's financial statements for the years ended 31 December 2001 and 2002, as prepared by Pannon GSM, adjusted to conform materially with Norwegian GAAP. Telenor believe that such information provides a more useful measure of comparative financial performance for a period when Pannon GSM was not yet consolidated. However, such information does not purport to represent what the actual results of operations would have been had Pannon GSM been consolidated from January 2001 and is not necessarily indicative of future operating results.

Operating profit and EBITDA – Pannon GSM

Operating profit increased in 2002 compared to 2001, including depreciation, amortization and write-downs of tangible and intangible assets, which increased due to write-downs of outdated network elements. Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001 by NOK 0.3 billion due to higher traffic as a result of more subscriptions, and increased use of text messages (SMS), which more than offset increased operating expenses. Provisions of NOK 56 millions were made in 2002 for the estimated effect of charges related to introduction of Universal Service Obligation with effect from 1 February 2002. The operating profit margin increased in 2002 compared to 2001, and the EBITDA margin increased from 35% to 36% in 2002.

Revenues – Pannon GSM

In 2002, Pannon had an 18% increase in revenues to NOK 4.9 billion compared to 2001. This growth was primarily due to increased traffic resulting from an increase of 575,000 in the number of subscriptions in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

The market share of GSM subscriptions at 31 December 2002 was estimated to be 38% compared to 40% at 31 December 2001. The reduction was due to increased competition. During the same period, the estimated mobile penetration in Hungary increased from 49% to 68%.

Operating expenses – Pannon GSM

Operating expenses increased by NOK 0.6 billion in 2002 compared to 2001 primarily due to increased costs of materials and traffic charges and increased depreciation caused by higher investments. Other operating expenses also increased in 2002 compared to 2001 due to provisions of NOK 56 million to cover the estimated effect of charges related to the introduction of Universal Service Obligations with effect from 1 February, 2002.

Capital expenditure – Pannon GSM

Capital expenditures decreased by NOK 0.3 billion in 2002 compared to 2001 due to reduced GSM and IT investments.

DiGi.Com – Malaysia

(ownership interest 61.0% as of 31 December 2002)

(NOK in millions)	2002	2001[1]	2000
Mobile related revenues	2,273	691	-
Other revenues	442	215	-
Total revenues	2,715	906	-
Reconciliation of EBITDA to operating profit			
EBITDA	1,022	306	-
Depreciation, amortization and write-downs	591	125	-
Operating profit	431	181	-
EBITDA/total revenues	38%	34%	-
Operating profit/total revenues	16%	20%	-
Capex	1,457	459	-
Total full-time equivalent employees (period end)	1,443	1,477	-
No. of subscriptions (100% in thousand)	1,616	1,039	-

[1] The table shows figures included in the accounts for Telenor from the date of acquisition.

Telenor consolidated DiGi.Com as a subsidiary effective 1 September 2001, when Telenor increased the ownership interest in the company from 32.9% to 61.0%. The following discussion and analysis of DiGi.Com's results of operations is based on DiGi.Com's financial statements for the years ended 31 December 2001 and 2002, as prepared by DiGi.Com, adjusted to conform materially with Norwegian GAAP.

Telenor believe that such information provides a more useful measure of comparative financial performance for a period when DiGi.Com was not yet consolidated for a full year. However, such information does not purport to represent what the actual results of operations would have been had DiGi.Com been consolidated from January 2001 and is not necessarily indicative of future operating results.

Operating profit and EBITDA – DiGi.Com

Operating profit decreased in 2002 compared to 2001 if measured in NOK due to the strengthening of the Norwegian Kroner. Measured in local currency, operating profit increased. Operating profit includes depreciation, amortization and write-downs of tangible and intangible assets, which increased due to a shorter depreciation period for network-based equipment with effect from 1 July 2002. Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001 by NOK 0.15 billion due to higher traffic as a result of more subscriptions and increased use of short text messages (SMS), which more than offset increased operating expenses. The EBITDA margin increased from 34% to 38% in 2002, while the operating profit margin decreased.

Revenues – DiGi.Com

In 2002, the company had an 18% increase in revenues measured in local currency compared to 2001. Converted to NOK, the increase was only 5% due to the strengthening of the Norwegian Kroner. Growth in revenue was due primarily to the increased traffic resulting from an increase of 577,000 in the number of subscriptions and increased use of text messages (SMS) in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

The market share of GSM subscriptions at 31 December 2002 was estimated to be 19% compared to 17% at 31 December 2001. During the same period, the estimated mobile penetration in Malaysia increased from 31% to 37%.

Operating expenses – DiGi.Com

Operating expenses increased by NOK 0.1 billion in 2002 compared to 2001, mainly due to increased depreciation. Effective 1 July 2002, DiGi.Com reduced the depreciation period for network-based equipment, which increased depreciation by NOK 0.2 billion in 2002.

Capital expenditure – DiGi.Com

Capital expenditures decreased by NOK 0.2 billion in 2002 compared to 2001 mainly due to currency fluctuations.

Kyivstar – Ukraine

(ownership interest 54.2% as of 31 December 2002)

(NOK in millions)	2002[1]	2001	2000
Mobile related revenues	681	-	-
Other revenues	27	-	-
Total revenues	708	-	-
Reconciliation of EBITDA to operating profit			
EBITDA	403	-	-
Depreciation, amortization and write-downs	98	-	-
Operating profit	305	-	-
EBITDA/total revenues	57%	-	-
Operating profit/total revenues	43%	-	-
Capex	329	-	-
Total full-time equivalent employees (period end)	994	-	-
No. of subscriptions (100% in thousand)	1,856	-	-

[1] The table shows figures included in the accounts for Telenor from the date of acquisition.

Telenor increased the ownership interest in the company from 45.4% to 54.2% and Telenor consolidated Kyivstar as a subsidiary effective 1 September 2002. The following discussion and analysis of Kyivstar's results of operations is based on Kyivstar's financial statements for the years ended 31 December 2001 and 2002, as prepared by Kyivstar, adjusted to conform materially with Norwegian GAAP. Telenor believe that such information provides a more useful measure of comparative financial performance for a period when Kyivstar was not yet consolidated. However, such information does not purport to represent what the actual results of operations would have been had Kyivstar been consolidated from January 2001 and is not necessarily indicative for future operating results.

Operating profit and EBITDA – Kyivstar

Operating profit in 2002 increased compared to 2001, including depreciation, amortization and write-downs of tangible and intangible assets, which increased due to increased capital expenditure. Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001, by NOK 0.8 billion due to higher traffic as a result of more subscriptions, which more than offset increased operating expenses. The operating profit margin increased in 2002 compared to 2001, and the EBITDA margin increased from 29% in 2001 to 58% in 2002.

Revenues – Kyivstar

In 2002, the company had an 84% increase in revenues measured in local currency compared to 2001. Converted to NOK, the increase was 57% due to the strengthening of the Norwegian Kroner. Growth in revenues was primarily due to increased traffic resulting from an increase of 761,000 in the number of subscriptions in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

The market share of GSM subscriptions at 31 December 2002 was estimated to be 50% compared to 48% at 31 December 2001. During the same period, the estimated mobile penetration in Ukraine increased from 4.6% to 7.8%.

Operating expenses – Kyivstar

Operating expenses increased by NOK 0.1 billion in 2002 compared to 2001, mainly due to an increase in costs of materials and traffic charges as a result of higher traffic volume. Increased operating expenses measured in NOK were partly offset by the strengthening of the Norwegian Kroner. In general, operating expenses were low in 2002 due to low marketing expenses and the company's focus on cost efficiency.

Capital expenditure – Kyivstar

In 2002, measured in local currency capital expenditures increased mainly due to increased capacity and coverage investments in the GSM network.

GrameenPhone – Bangladesh

(NOK in millions)	2002	2001	2000
Mobile related revenues	1,203	759	348
Other revenues	386	426	189
Total revenues	1,589	1,185	537
Reconciliation of EBITDA to operating profit			
EBITDA	757	457	124
Depreciation, amortization and write-downs	126	129	83
Operating profit	631	328	41
EBITDA/total revenues	48%	39%	23%
Operating profit/total revenues	40%	28%	8%
Capex	342	425	266
Total full-time equivalent employees (period end)	692	589	531
No. of subscriptions (100% in thousand)	769	464	191

Operating profit and EBITDA – GrameenPhone

Operating profit in 2002 was NOK 631 million, an increase of 92.4% compared to 2001. This includes depreciation, amortization and write-downs of tangible and intangible assets, which were at the same level measured in NOK but increased in local currency due to a higher level of capital expenditures in recent years. Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001 by 65% due to higher traffic as a result of more subscriptions, which more than offset increased operating expenses.

Revenues – GrameenPhone

In 2002, revenues increased by 55% measured in local currency compared to 2001. Converted to NOK, the increase was 34% due to the strengthening of the Norwegian Kroner. The increase in revenue was primarily due to increased traffic resulting from an increase of 305,000 in the number of subscriptions in 2002. Fees that GrameenPhone collects on behalf of the authorities have been deducted from revenues effective 1 July 2002 and totalled NOK 52 million for the second half of 2002. This explains the reduction in other revenues, which was partly offset by increased sales of customer equipment.

The market share of GSM subscriptions at 31 December 2002 was estimated to be 69% compared to 70% at 31 December 2001. During the same period, the estimated mobile penetration in Bangladesh increased from 0.5% to 0.9%.

ARPU was NOK 172 in 2002, down from NOK 190 in 2001. This decrease was due to new customers and customers with prepaid subscriptions reducing the average number of call minutes and revenues per subscription, as well as the strengthening of the Norwegian Kroner.

Operating expenses – GrameenPhone

Operating expenses increased in 2002 compared to 2001, mainly due to increased operation and maintenance expenses, commissions and increased license fees. The increase in operating expenses in local currency was partly offset by the strengthening of the Norwegian Kroner.

Capital expenditure – GrameenPhone

Capital expenditures measured in NOK decreased in 2002 compared to 2001 mainly due to currency fluctuations between NOK and Taka. In local currency, capital expenditures in 2001 and 2002 were approximately at the same level.

Other units in Mobile

(including amortization of net excess values and eliminations of purchases and sales between the units in Mobile)

(NOK in millions)	2002	2001	2000
Reconciliation of EBITDA to operating (loss)			
EBITDA	(616)	(427)	(591)
Depreciation, amortization and write-downs[2]	3,216	213	72
Operating (loss)	(3,832)	(640)	(663)
[2] Includes amortization and write-downs of net excess values by[1]	3,073	115	47
Capex	28	158	227

[1] Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at acquisition of subsidiaries.

Other units comprise djuice.com, Telenor's mobile operations in Sweden (djuice.se), and costs related to the management and administration of Telenor's international mobile portfolio.

The increase in operating loss in 2002 compared to 2001 was due to increased amortization of excess values, including goodwill, in connection with the acquisition and consolidation of DiGi.Com, Pannon GSM and Kyivstar as well as write-down of goodwill related to DiGi.Com.An assessment of book values was carried out in accordance with generally accepted accounting principles, which led to a write-down of goodwill in DiGi.Com of NOK 2.1 billion. The write-down was based on the publicly quoted share price at 31 December 2002, adjusted to reflect a control premium. Operating loss before depreciation, amortization and write-downs of tangible and intangible assets (EBITDA) increased in 2002 compared to 2001 due to gain of NOK 259 million related to sale of the subsidiary Norcom Network Communications inc. in 2001. Excluding the effect of this gain in 2001 the EBITDA loss was lower in 2002 due to reduced expenses caused by a lower activity level in djuice.com and reduced management and administration expenses.

The decrease in capital expenditures in 2002 compared to 2001 was due to reduced investments in djuice.com.

Associated companies and joint ventures in Mobile

(NOK in millions)	2002	2001	2000
Telenor's share of:[1]			
Net income (loss)	612	421	(686)
Amortization of Telenor's net excess values	798	1,276	693
Write-downs of Telenor's net excess values	1,884	10,900	-
Gain on disposal of ownership interests	40	21,432	918
Net result from associated companies	(2,030)	9,677	(461)

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line item "net result from associated companies". Telenor's share of the other items shown in the table is not included in the consolidated financial statements but this information is set forth in note 16 to the consolidated financial statements. Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at acquisition of the associated companies.

These results were affected by:

- The acquisition of Sonofon and DTAC/UCOM in the autumn of 2000
- The sale of VIAG Interkom and Esat Digifone in 2001 and of Extel in 2002
- DiGi.Com, Pannon GSM and Kyivstar being accounted for as subsidiaries effective 1 September 2001, 4 February 2002 and 1 September 2002, respectively.

Telenor's mobile associated companies outside Norway experienced a significant increase in their customer base in 2002. The growth was particularly significant in DTAC in Thailand and VimpelCom in Russia.

Net income in 2002 included a write-down of Telenor's investment in OniWay of NOK 316 million. This investment was written down as it was not considered commercially sensible to continue operations as planned.

As a result of the decrease in market values, in the second quarter of 2001 Telenor wrote down the investment in Sonofon by NOK 7.5 billion to reflect the estimated fair value, and at 31 December 2002 Telenor wrote down an additional NOK 1.0 billion to the estimated fair value based on discounted cash flows and comparison to other companies. Telenor wrote down DTAC/UCOM by NOK 3.4 billion to the publicly quoted share price at 31 December 2001 and by an additional NOK 0.9 billion to the publicly quoted share price at 31 December 2002. Telenor believe that the write-downs in 2002 and the consolidation of Pannon GSM and Kyivstar could contribute to decrease in the amortization of excess values included in associated companies in 2003 compared to 2002.

Gains on disposals in 2002 related to the sale of Extel in December 2002. Gains in 2001 related to the sale of VIAG Interkom and Esat Digifone in January and April 2001, respectively.

TELENOR NETWORKS

(NOK in millions)	2002	2001	2000
External revenues	13,760	14,106	13,998
Internal revenues	2,727	2,456	2,367
Gains on disposal of fixed assets and operations	1	6	320
Total revenues	16,488	16,568	16,685
Total operating expenses	13,962	14,393	13,638
Operating profit	2,526	2,175	3,047
Associated companies	-	-	-
Net financial items	(329)	(149)	(72)
Profit before taxes and minority interests	2,197	2,026	2,975
Reconciliation of EBITDA to operating profit			
EBITDA	5,717	5,666	5,672
Depreciation, amortization and write-downs	3,191	3,491	2,625
Operating profit	2,526	2,175	3,047
EBITDA/total revenues	35%	34%	34%
Operating profit/total revenues	15%	13%	18%
Investments:			
– Capex	1,853	3,694	3,597
– Investments in businesses	-	25	6
Total full-time equivalent employees (period end)	3,820	3,964	4,094
– Of which outside Norway	42	38	12

Operating profit

Increased operating profit in 2002 compared to 2001 was due to reduced operating expenses, including write-downs, which more than offset reduced revenues.

Revenues

(NOK in millions)	2002	2001	2000
Business market – fixed network			
Analog (PSTN)/digital (ISDN) subscriptions and connections	1,335	1,313	1,362
Fixed to fixed traffic domestic, excluding traffic to Internet service providers (ISP)	776	838	886
Traffic to Internet service providers	170	230	240
Traffic to mobile	666	694	667
Traffic abroad	180	196	218
Other traffic	320	320	316
Total business market – fixed network	3,447	3,591	3,689
Residential market – fixed network			
Analog (PSTN)/digital (ISDN) subscriptions and connections	3,026	2,916	2,991
Fixed to fixed traffic domestic, excluding traffic to Internet service providers	1,190	1,288	1,384
Traffic to Internet service providers	334	485	522
Traffic to mobile	1,144	1,111	1,106
Traffic abroad	279	287	288
Other traffic	660	725	774
Total residential market – fixed network	6,633	6,812	7,065
Wholesale market – fixed network			
Domestic interconnect	736	722	497
International interconnect	340	418	558
Transit traffic	1,027	953	736
Total wholesale market – fixed network	2,103	2,093	1,791
Total fixed network	12,183	12,496	12,545
Leased lines	988	1,040	884
Other	589	570	569
Total external revenues	13,760	14,106	13,998
Internal revenues	2,727	2,456	2,367
Gains on disposal of fixed assets and operations	1	6	320
Total revenues	16,488	16,568	16,685

Due to migration of fixed traffic to mobile traffic, and transition of Internet traffic (ISP) which is measured in minutes to ADSL which not is measured, total fixed traffic measured in minutes decreased by 8.5% in the Norwegian market in 2002.

Telenor's market share measured in traffic minutes, including internet traffic (dial up access) recorded in the Plus and Business Solutions business areas, was 72% at 31 December 2002, with Networks having a market share of 63% and the Plus and Business Solutions business areas having the remaining 9%. The decline in Networks' market share from 68% at the end of 2001 was offset by an increase in Plus' and Business Solutions' market share, which resulted in Telenor's total market share being substantially in line with that of 2001.

External revenues

Business market. Traffic minutes decreased by 13% in 2002 compared to 2001 due to migration to mobile traffic, transition to ADSL and pre-selection traffic; however, Telenor's market share measured in minutes was in line with that of 2001. This resulted in declining traffic revenues in 2002. Increased subscription prices from 1 May 2002 offset the impact of reduction in PSTN and ISDN subscribers and fewer conversions from PSTN to ISDN compared to 2001.

Residential market. External revenues in the residential market decreased in 2002 compared to 2001 as a result of a 14% decrease in traffic minutes due to migration to mobile traffic, transition to ADSL and pre-selection traffic. The decrease in external revenues for pre-selection traffic was partly offset by increased internal revenues from Plus. The market share for traffic decreased from 66% at 31 December 2001 to 60% at 31 December 2002. In particular, fixed-to-fixed traffic in Norway and Internet traffic decreased, while fixed-to-mobile traffic and traffic abroad increased. This change in the traffic mix to traffic with higher prices partly offset the reduction in volume.

Increased subscription tariffs from 1 May 2002 partly offset the negative impact of the reduction in the number of PSTN and ISDN subscribers and fewer conversions from PSTN to ISDN.

Wholesale market. External revenues from domestic interconnection include revenues from other Norwegian fixed telephony operators and mobile operators for interconnection with the fixed network, as well as sale of ADSL. External revenues from domestic interconnection increased in 2002 mainly as a result of increased revenues from ADSL.

External revenues from international interconnection consist of revenues Telenor charge international operators for connection to the network. Reduced external revenues from international interconnection in 2002 compared to 2001 were primarily due to increased competition in the market resulting in lower market share.

Transit traffic is traffic from other domestic and international operators that is sent via Telenor's fixed network to third party operators. The increase in external revenue from transit traffic in 2002 compared to 2001 was due to the increased domestic transit traffic, mainly from mobile operators. This was partly offset by the decrease in revenue from international transit traffic due to price reductions. The transit traffic is low margin traffic.

Leased lines and other. The decrease in revenues from leased lines in 2002 compared to 2001 was due to the introduction of new products with lower prices, primarily to end-users, from 1 July 2002 and the impact of declined demand for network capacity. In the end-user market, many customers switched from leased lines to lower priced ADSL.

Other revenues are revenues from other network-based and non-network-based activities and from maritime services.

Internal revenues The increase in internal revenues in both 2001 and 2002 was due to increased internal wholesale revenues from increased sales of ADSL and domestic interconnection related to pre-selection traffic to the business areas Plus and Business Solutions. Internal sales of leased lines and co-locations also contributed to the increase in internal revenues.

Operating expenses

(NOK in millions)	2002	2001	2000
External costs of materials and traffic charges	2,112	2,148	2,011
Internal costs of materials and traffic charges	2,180	2,246	2,575
Total costs of materials and traffic charges	4,292	4,394	4,586
Own work capitalized	(71)	(145)	(188)
Salaries and personnel costs	1,957	1,920	1,868
Other external operating expenses	2,751	2,829	1,577
Other internal operating expenses	1,831	1,904	3,168
Depreciation and amortization	3,173	2,921	2,611
Write-downs	18	570	14
Losses on disposal of fixed assets and operations	11	-	2
Total operating expenses	13,962	14,393	13,538

Total costs of materials and traffic charges decreased in 2002 mainly due to the decrease in traffic to ISP as a result of the transition to ADSL and internal pre-selection traffic, as well as price decreases on international traffic. In addition, the full-year effect of the decrease in mobile termination prices from 1 May 2001 reduced the internal costs of materials and traffic charges in 2002 compared to 2001.

Own work capitalized decreased in 2002 as a result of reduced investment activity.

Salaries and personnel costs increased in 2002 compared to 2001 mainly due to increased pension costs. General increases in salaries, as well as transfer of approximately 120 employees from other business areas as of 1 October 2002, were offset by a reduction in the number of man-years during 2002. During 2002, Telenor decided to reduce the workforce by more than 300 man-years, and part of this reduction occurred in 2002.

The reduction in workforce and lower total external and internal other operating costs, primarily consultancy fees, travel and IT-costs, were due to improved operational efficiency in 2002. Furthermore, reduction in the failure rate of the network, due to investments in previous years contributed to reduce maintenance costs. Expenses for workforce reductions were NOK 161 million in 2002.

Significant investments in recent years prior to 2002 and reduced depreciation periods for categories of cables and switches from 1 April 2001, led to an increase in depreciation and amortization both in 2001 and 2002. Increased completion of assets under construction in 2002 also contributed to higher depreciation in 2002.

Capital expenditure

In 2002, capital expenditure decreased by approximately 50% compared to 2001. This was due to a fall in the demand for fixed network services and an increased use of earlier capital expenditures related to ISDN, ADSL and capacity. In 2001, NOK 360 million was invested in the transatlantic fibre cable, TAT 14 and significant investments were also made in the fixed network.

TELENOR PLUS

(NOK in millions)	2002	2001	2000
External revenues	4,367	2,942	2,487
Internal revenues	484	432	375
Gains on disposal of fixed assets and operations	11	12	13
Total revenues	4,862	3,386	2,875
Total operating expenses	5,745	4,227	2,740
Operating profit (loss)	(883)	(841)	135
Associated companies	(270)	(547)	20
Net financial items	(815)	(410)	(8)
Profit before taxes and minority interests	(1,968)	(1,798)	147

Reconciliation of EBITDA to operating profit (loss)			
EBITDA	139	248	611
Depreciation, amortization and write-downs	1,022	1,089	476
Operating profit (loss)	(883)	(841)	135

Investments:			
– Capex	435	835	573
– Investments in businesses	2,490	906	1,540
Total full-time equivalent employees (period end)	1,332	1,344	1,148
– Of which abroad	243	198	98

Operating profit (loss)

(NOK in millions)	2002	2001	2000
Broadcast	(161)	(527)	227
Content & Interactive	(275)	(140)	(57)
Internett	(371)	(92)	54
Other	(76)	(82)	(89)
Total operating profit (loss)[2]	(883)	(841)	135
[2] Includes amortization and write-downs of Telenor's net excess values by[1]	156	71	45

[1] Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at acquisition of subsidiaries.

Operating profit (loss)

Operating loss increased in 2002 compared to 2001 mainly due to increased sales of and marketing activities for the ADSL product and consolidation of new subsidiaries. In addition, expenses for workforce reductions and expenses related to termination of contracts amounted to NOK 92 million, an increase of NOK 43 million compared to 2001. In 2002, write-downs of NOK 135 million were recorded compared to NOK 494 million in 2001. In Broadcast, there was a decrease in operating loss of NOK 366 million mainly due to reduced write-downs in 2002 compared to 2001. The consolidation of Canal Digital from 30 June 2002, had a negative impact on operating profit of approximately NOK 185 million, including amortization of goodwill and other excess values. The increase in operating loss in Content & Interactive was due to the development of interactive TV and broadband services, resulting in increased operating expenses, including amortization, depreciation and write-downs. In Internett, expenses related to increased acquisition of ADSL customers in the residential market in Norway and Sweden resulted in increased operating loss in 2002 compared to 2001. The operating loss in Telenordia Privat AB (Sweden) was NOK 65 million. "Other" consists of projects and support functions.

Revenues

(NOK in millions)	2002	2001	2000
External revenues			
Broadcast	3,221	2,231	2,072
Content & Interactive	160	188	72
Internett	976	508	306
Other	10	15	37
Total external revenues	4,367	2,942	2,487
Internal revenues	484	432	375
Gains on disposal of fixed assets and operations	11	12	13
Total revenues	4,862	3,386	2,875

External revenues in Broadcast increased by NOK 990 million in 2002. External revenues at Canal Digital were NOK 1,139 million and external revenues from the full year consolidation of Sweden On Line amounted to NOK 126 million. External revenues in Satellite Broadcasting decreased by NOK 346 million due to the phasing out of analogue broadcasting and because revenues from sales to Canal Digital, which previously were reported as external revenues, were eliminated following the consolidation of Canal Digital. Such revenues were NOK 206 million for the period from 30 June 2002, resulting in a net effect of the consolidation of Canal Digital on external revenues in Broadcast of NOK 933 million. Avidi (Cable-TV) reported external revenues of NOK 657 million, an increase of NOK 77 million compared to 2001 due to increased prices and subscribers adopting new services. External revenues at Telenor Vision, Sweden, increased by NOK 105 million to NOK 330 million in 2002 due to the full year's consolidation of Sweden On Line.

At 31 December 2002, the number of subscribers in Broadcast was 2,405,000, a net increase of 3.5% compared to 31 December 2001, and Canal Digital had 738,000 subscribers, a net increase of 12.3% compared to 31 December 2001. Avidi increased the number of subscribers by 11,000 to 371,000 in 2002. Telenor Vision had 1,296,000 subscribers at 31 December 2002, an increase of 1% compared to 31 December 2001.

The decrease in external revenues in Content & Interactive was mainly due to lower sales of CA modules and smart cards in Conax in 2002 compared to 2001. In 2001 there was greater demand for these products due to increased growth in the number of digital TV subscribers.

Internett in Norway increased external revenues by NOK 293 million in 2002 compared to 2001, of which the increase in sales of ADSL was NOK 212 million. Furthermore, external revenues from pre-selection traffic (Internet) increased by NOK 81 million. Prior to 2002, these revenues were recorded as external revenues from Networks. Telenordia Privat AB was consolidated from 1 October 2001, and contributed NOK 175 million to the increase in external revenues.

The number of Telenor Internett subscribers in the Norwegian market increased by 15.5% to 960,000 at 31 December 2002, of which 533,000 were FriSurf subscribers and 90,000 were ADSL subscribers. Internett in Norway increased the number of ADSL subscribers by 67,000 to 90,000 during 2002. The customer base in Telenordia Privat AB (Sweden) was sold to the listed company Glocalnet AB at the end of December 2002 in exchange for 37.2% of the shares in Glocalnet AB.

Internal revenues primarily consisted of traffic revenues from Internett and Telenordia Privat AB, as well as satellite revenues in Broadcast, mainly sales to Satellite Services and Satellite Networks. The increase in 2002 compared to 2001 related to increased interconnection traffic in Sweden and sale of satellite capacity.

Operating expenses

(NOK in millions)	2002	2001	2000
External costs of materials and traffic charges	1,577	1,098	889
Internal costs of materials and traffic charges	900	344	237
Total costs of materials and traffic charges	2,477	1,442	1,126
Own work capitalized	(31)	(18)	(32)
Salaries and personnel costs	787	655	465
Other external operating expenses	981	780	433
Other internal operating expenses	503	261	256
Depreciation and amortization	887	595	464
Write-downs	135	494	12
Losses on disposal of fixed assets and operations	6	18	16
Total operating expenses	5,745	4,227	2,740

Total costs of materials and traffic charges increased in 2002 mainly due to increased sales of ADSL, consolidation of Canal Digital and the full year effect of consolidation of Telenordia Privat AB and Sweden Online. The gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) decreased by 8.6 percentage points to 48.9%. The decrease was mainly due to ADSL growth and the consolidation of Canal Digital.

Salaries and personnel costs in 2002 increased due in part to the consolidation of Canal Digital and in part to new employees due to the higher activity. At the end of 2002 and the beginning of 2003 there was a reduction in the number of employees as a restructuring measure, but the reduction in expenses will be obtained in 2003.

The increase in other operating expenses from 2001 to 2002 was due to the consolidation of Canal Digital, which amounted to NOK 313 million, and the full year effect of the consolidation of Telenordia Privat AB, which amounted to NOK 120 million. In 2002, NOK 92 million was recorded in expenses related to workforce reductions and termination of contracts compared to NOK 49 million in 2001. In Internett, other operating expenses increased from 2001 to 2002, partly as a result of increased advertising, marketing and sales commissions related to ADSL. In other areas, other operating expenses were reduced as a result of cost saving initiatives, mainly relating to consultancy and travel costs in Broadcast. Bad debt was reduced due to reversal of previous loss provisions.

Compared to 2001, amortization and depreciation increased in 2002, mainly as a result of the acquisition of Canal Digital and Telenordia Privat AB. The increase was also partly due to depreciation and amortization of investments relating to content and interactive services and the digital cable-TV network, partly offset by reduced depreciation as a consequence of the write-downs recorded at the end of 2001.

In 2002, write-downs of NOK 135 million were made, mainly on set-top boxes for the SMATV market, on platforms related to new broadcasting standards and on security technology (digital certificates) related to interactive TV payment system.

Capital expenditure

Capital expenditures decreased in 2002 compared to 2001, mainly due to the extensive upgrade of the cable-TV network performed in 2001. In addition, there was lower capital expenditure in the terrestrial transmission network in 2002.

Associated companies

(NOK in millions)	2002	2001	2000
Telenor's share of:[1]			
Net (loss)	(145)	(464)	(191)
Amortization and write-downs of Telenor's net excess values	125	80	18
Gain (loss) on disposal of ownership interests	-	(3)	229
Net result from associated companies	(270)	(547)	20

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line item "net result from associated companies". Telenor's share of the other line items in the table is not included in the consolidated financial statements but this information is set forth in note 16 to the consolidated financial statements. Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at acquisition of the associated companies.

Canal Digital was consolidated as a subsidiary as of 30 June 2002 and the figures are therefore not comparable with 2001. As Canal Digital was accounted for as an assosiated company for only 6 months in 2002, net loss in 2002 decreased compared to 2001. At the end of 2001 Otrum disposed of businesses that generated losses, which contributed to a reduction in net loss for Otrum in 2002 compared to 2001. The fair value of Otrum was estimated to be lower than the book value and excess values related to Otrum was written down during 2002.

TELENOR BUSINESS SOLUTIONS

(NOK in millions)	2002	2001	2000
External revenues	4,444	4,616	3,358
Internal revenues	1,713	1,324	958
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	6,157	5,940	4,316
Total operating expenses	7,964	8,908	5,489
Operating (loss)	(1,807)	(2,968)	(1,173)
Associated companies	1	(874)	(69)
Net financial items	(54)	(316)	(161)
Profit before taxes and minority interests	(1,860)	(4,158)	(1,403)
Reconciliation of EBITDA to operating loss			
EBITDA	26	(828)	(600)
Depreciation, amortization and write-downs	1,833	2,140	573
Operating (loss)	(1,807)	(2,968)	(1,173)
Investments:			
– Capex	929	1,041	1,806
– Investments in businesses	175	531	2,858
Total full-time equivalent employees (period end)	3,886	4,225	3,992
– Of which outside Norway	2,606	2,824	2,632

Operating (loss)

(NOK in millions)	2002	2001	2000
Business Solutions Norway	(1,251)	(609)	(248)
Business Solutions International	(556)	(2,359)	(925)
Total operating (loss)[1]	(1,807)	(2,968)	(1,173)
[1] Include amortization and write-downs of Telenor's net excess values by[2]	335	1,129	174

[2] Net excess values are the difference between Telenor's acquisition cost and Telenor's share of equity at acquisition of subsidiaries

Business Solutions Norway

(NOK in millions)	2002	2001	2000
Reconciliation of EBITDA to operating (loss)			
EBITDA	(13)	54	44
Depreciation, amortization and write-downs[3]	1,238	663	292
Operating (loss)	(1,251)	(609)	(248)
[3] Include amortization and write-downs of Telenor's net excess values by	107	180	12

Business Solutions International

(NOK in millions)	2002	2001	2000
Reconciliation of EBITDA to operating (loss)			
EBITDA	38	(882)	(644)
Depreciation, amortization and write-downs[4]	594	1,477	281
Operating (loss)	(556)	(2,359)	(925)
[4] Include amortization and write-downs of Telenor's net excess values by	228	949	162

The decrease in operating loss in 2002 compared to 2001 was due to the negative results from Nextra Germany and the CSP activity in Nextra Switzerland no longer being consolidated and to the restructuring of the remaining operations of Nextra International at the end of 2001, combined with increased gross margin (revenues less traffic charges and cost of materials as a percentage of revenues) from access, network and communication services in Norway in 2002. The operating loss for Business Solutions Norway increased in 2002 compared to 2001 due to significantly lower revenues from ASP, operating services, software and consulting services and due to expenses for restructuring of the business in 2002, including write-downs.

Nextra International's activities were further downscaled in the second half of 2002 and beginning of 2003 by selling the remaining operations in Switzerland (Aspectra), Nextra Hungary Kft, Nextra Telecom Gmbh (Austria) and Nextra Italy. At the end of 2002, Telenor Business Solutions became the majority shareholder of the Swedish listed company Utfors AB.

Revenues

(NOK in millions)	2002	2001	2000
External revenues			
ASP, operating services, software and consulting services	803	1,077	917
Access, network and communication services	1,374	1,378	1,402
Total Business Solutions Norway	2,177	2,455	2,319
Nextra international	851	1,271	818
Business Solutions Sweden	739	310	4
Comincom/Combellga	677	580	217
Total Business Solutions International	2,267	2,161	1,039
Total external revenues	4,444	4,616	3,358
Internal revenues	1,713	1,324	958
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	6,157	5,940	4,316

Total revenues (internal and external) increased by 4% in 2002 compared to 2001. External revenues from sales of ASP, operating services, software and consulting services decreased by 25% in 2002. This was due to the weak market for sales of operating services and software for use in large PC environments (Computer Associates software) in 2002. External revenues from Access, network and communication services in Norway remained in line with 2001.

The decrease in revenues from Business Solutions International was mainly due to the disposal of operations in Nextra international in the fourth quarter 2001 and during 2002. The increase in revenues from Business Solutions Sweden was mainly due to the full-year effect of the consolidation of Telenordia. Revenues measured in U.S. dollars in Comincom/Combellga increased in 2002 compared to 2001 by approximately 32%, due to substantial growth in the Russian market combined with significant organic growth. The strengthening of the Norwegian Kroner (NOK) against the U.S. dollar limited this growth to 17% when measured in NOK.

The 29% increase in internal revenues in 2002 compared to 2001 was mainly due to the full-year effect of the consolidation of Telenordia. In Norway, there was a significant increase in internal sales of data services to Telenor Plus relating to sale of ADSL in the residential market, partly offset by lower sales of operating services due to high internal sales in the fourth quarter 2001 to EDB Business Partner in relation to the contract with Den Norske Bank.

Operating expenses

(NOK in millions)	2002	2001	2000
External costs of materials and traffic charges	1,672	1,832	1,137
Internal costs of materials and traffic charges	1,393	1,190	1,057
Total costs of materials and traffic charges	3,065	3,022	2,194
Own work capitalized	(19)	(12)	(21)
Salaries and personnel costs	1,753	1,891	1,382
Other external operating expenses	1,013	1,557	1,069
Other internal operating expenses	273	304	287
Depreciation and amortization	1,099	1,030	568
Write-downs	734	1,110	5
Losses on disposal of fixed assets and operations	46	6	5
Total operating expenses	7,964	8,908	5,489

The decrease in operating expenses in 2002 compared to 2001 was due to the disposal of operations in Nextra International in the fourth quarter of 2001 and during 2002, the effect of cost reduction programs implemented across the business during 2002, as well as the reduction in operating expenses and write-downs related to restructuring activities. The reclassification of some lease agreements from operating to finance lease agreements in the third quarter of 2002 contributed to a reclassification of NOK 76 million from other operating expenses and cost of materials to depreciation in 2002.

Costs of materials and traffic charges increased by 1% in 2002 compared to 2001, whereas total revenues increased by 4%. This increase in gross margin was mainly due to disposal of operations in Nextra International with low gross margin in 2001.

Salaries and personnel costs decreased in 2002 compared to 2001 due to disposal of operations in Nextra International. This was partly offset by a general increase in wages and the consolidation of Telenordia. In 2002, there was a reduction in the workforce in the operating service division. This as a result of the weak market conditions and the integration with Telenor's internal IT operating environment.

Other operating expenses decreased by NOK 575 million in 2002 compared to 2001. In 2002, NOK 88 million was expensed for employee termination benefits and loss contracts, mainly related to the ASP, operating and software services in Norway. In 2002, NOK 229 million was expensed for restructuring and loss contracts. Of the decrease in other operating expenses, NOK 482 million related to Nextra International, due to disposal of operations and reduced restructuring expenses by NOK 167 million compared to 2001, as well as reduced activity in the remaining Nextra International operations. Other operating expenses in Sweden increased by NOK 47 million from 2001 to 2002 due to Telenordia being consolidated for the full year 2002. Other operating expenses in Telenor Business Solutions Norway decreased by NOK 90 million from 2001 to 2002, of which the purchase of external consultancy services decreased by NOK 95 million from 2001 to 2002. NOK 79 million was recorded for employee termination benefits and loss contracts in Business Solutions Norway, compared to NOK 53 million in 2001.

Depreciation and amortization in our Norwegian operations increased in 2002 compared to 2001, mainly in connection with investments in the development of the IP network and the reclassification in the third quarter of some lease agreements related to operational and customer equipment from operational to finance lease agreements. Depreciation and amortization in Telenor Business Solutions International decreased in 2002 compared to 2001 due to the net effect of the write-downs performed in 2001 in Nextra International and disposal of operations in Nextra International in 2001, partly offset by the effect of consolidation of Telenordia.

In connection with the process of integrating the operating services business of Business Solutions with internal IT operating environment, wich was started in the third quarter of 2002, it was decided to reduce the number of operating platforms and focus the activity. The sales potential for CA-software and the value of the service contracts, platforms and equipment were also evaluated. Based on these valuations, tangible assets and intangible assets were written down by NOK 646 million in 2002. Further reduced expectations of future growth in earnings, combined with an assessment of the profitability of the individual companies during 2002, led to further write-downs of goodwill in Nextra International of NOK 73 million. In addition, write-downs of NOK 15 million were made in Business Solutions Sweden in 2002, mainly related to IT development projects that were terminated.

Losses on disposal of fixed assets and operations in 2002 related mainly to loss on sale of the remaining operations in Switzerland (Aspectra) and Nextra Hungary Kft.

Capital expenditure

Capital expenditure in 2002 decreased by NOK 112 million compared to 2001. Capital expenditure in Business Solutions Norway increased by NOK 73 million due to the cumulative effect of NOK 326 million, of the reclassification from operating to finance lease, which was partly offset by lower investments in the fixed networks/IP networks. Decreased capital expenditure in Business Solutions International was an effect of fewer companies and lower activity.

Associated companies

Until 1 October 2001, associated companies is Business Solutions mainly consisted of Telenordia AB. Telenor consolidated Telenordia as a subsidiary as of 1 October 2001. Due to reduced expectations of future growth in earnings, the value of goodwill related to Telenordia was written down by NOK 665 million in the second quarter of 2001.

[illegible]

[illegible]

(NOK in millions)	2002	2001	2000
External revenues	3,383	3,312	2,440
Internal revenues	955	1,458	1,505
Gains on disposal of fixed assets and operations	3	41	21
Total revenues	4,341	4,811	3,966
Total operating expenses	4,750	6,019	3,765
Operating profit (loss)	(409)	(1,208)	201
Associated companies	(5)	130	(21)
Net financial items	(86)	(94)	(19)
Profit (loss) before taxes and minority interests	(500)	(1,172)	161
Reconciliation of EBITDA to operating profit (loss)			
EBITDA	348	447	554
Depreciation, amortization and write-downs	757	1,655	353
Operating profit (loss)	(409)	(1,208)	201
Investments:			
– Capex	167	174	335
– Acquisition of businesses	88	749	2,935
Total full-time equivalent employees (period end)	2,760	3,172	2,745
– Of which outside Norway	308	344	148

EDB Business Partner encompasses the former Telenor Programvare and EDB ASA, which were consolidated effective as of 1 May 1999. Acquisitions and their effective dates are: Telesciences, Inc. (7 December, 1999); Fellesdata (1 April 2000); BDC (1 July 2000); PDS AS (1 April 2001); DnB IT Drift (1 July, 2001); Unigrid AB and AcceptData AS (1 August 2001), and Infovention AB (1 September 2001).

Operating profit (loss) and EBITDA

Operating loss in 2002 decreased compared to 2001, mainly due to a lower level of write-downs in 2002, while depreciation and amortization was in line with 2001. Operating profit before depreciation, amortization and write-downs (EBITDA) decreased in 2002 compared to 2001 due to reduced earnings in all areas except the Operations area and lower gains related to sale of properties in 2001. In the first half of 2002, a restructuring process was initiated in the Banking & Finance, Telecom and Consultancy areas, and total expenses of NOK 111 million was recorded for restructuring in 2002 compared to NOK 179 million in 2001. The Operations area showed improved profitability compared to 2001 as a result of restructuring of the business in 2001 and new businesses. Revenues from the Telecom area decreased significantly in the domestic market. However, underlying margins improved towards the end of 2002 due to cost reductions. Revenues and margins from the Banking & Finance decreased in 2002 due to falling sales to financial institutions both in Norway and Sweden.

In 2002 depreciation and amortization was in line with 2001. Individual goodwill items have been evaluated on the basis of discounted expected future cash flows. This resulted in write-downs of goodwill totaling NOK 356 million, of which NOK 263 million related to the Banking & Finance area and NOK 93 million to the Consultancy area.

Revenues

Revenues in 2002 were 10% lower than in 2001. Revenues from the Operations area increased mainly due to the full year effect of the outsourcing contract with Den Norske Bank and the acquisition of the Swedish subsidiary Unigrid in 2001. Revenues from the Banking & Finance, Telecom and Consulting areas decreased due to depressed market conditions. The decline in Telecom was particularly strong in the domestic market.

Operating expenses

(NOK in millions)	2002	2001	2000
Costs of materials and traffic charges	393	283	252
Own work capitalized	-	-	-
Salaries and personnel costs	1,862	1,904	1,599
Other operating expenses	1,738	2,177	1,561
Depreciation and amortization	393	393	352
Write-downs	364	1,262	1
Losses on disposal of fixed assets and operations	-	-	-
Total operating expenses	4,750	6,019	3,765

The 21% reduction in operating expenses in 2002 compared to 2001 was primarily related to restructuring measures and lower amortization and write-downs of goodwill compared to 2001.

Cost of materials increased as a consequence of new businesses in the Operations area.

The number of employees decreased during 2002 which, together with other cost saving measures, reduced salaries and personnel costs and other operating expenses.

Write-downs of goodwill totaled NOK 356 million in 2002, a decrease of NOK 906 million compared to 2001, with NOK 263 million related to the Banking & Finance area and NOK 93 million to the Consultancy area. Write-downs were based on a review of all individual goodwill items based on discounted future cash flows.

Capital expenditure

In 2002 capital expenditure related predominantly to investments in computer hardware and software, mainly within the Operating area of EDB Business Partner and its mainframe platform. In 2002 parts of the Capital expenditures was due to replacement of equipment in new businesses.

OTHER BUSINESS UNITS

Revenues

(NOK in millions)	2002	2001	2000
External revenues			
Satellite Services	2,100	1,210	777
Satellite Networks	544	354	327
Itworks (filed for bankruptcy in April 2002)	155	957	883
Inkasso AS (sold in 2000)	-	-	45
Finans AS (sold in 2000)	-	-	176
Other	521	473	330
Total external revenues	3,320	2,994	2,538
Internal revenues.	658	1,038	1,491
Gains on disposal of fixed assets and operations	-	1	4
Total revenues	3,978	4,033	4,033

Operating profit (loss)

(NOK in millions)	2002	2001	2000
Satellite Services	100	27	76
Satellite Networks	39	(118)	(120)
Itworks (filed for bankruptcy in April 2002)	(23)	(265)	(128)
Inkasso AS (sold in 2000)	-	-	17
Finans AS (sold in 2000)	-	-	35
Other	(206)	(330)	(61)
Total operating (loss)	(90)	(686)	(181)
Investments:			
– Capex	267	476	599
– Acquisition of businesses	762	252	1,677

Satellite Services (former Satellite Mobile)

(NOK in millions)	2002	2001	2000
External revenues	2,100	1,210	777
Internal revenues	53	61	76
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	2,153	1,271	853

Reconciliation of EBITDA to operating profit

	2002	2001	2000
EBITDA	303	152	147
Depreciation, amortization and write-downs	203	125	71
Operating profit	100	27	76

Revenues – Satellite Services

The increase in external revenues in Satellite Services in 2002 was due to the consolidation of former COMSAT Mobile Communications, renamed Telenor Satellite Services Inc. (TSSI), from 11 January 2002. The strengthening of the Norwegian Kroner (NOK) adversely affected revenues measured in NOK from the operations in all of the countries in which Satellite Services operates. In addition, external revenues in the subsidiary Marlink were adversely affected by general price reductions on Inmarsat services. In the Norwegian operations, revenues increased due to increased sale of

Inmarsat traffic volume, and amendments to agreements relating to the former Eik cooperation that increased revenues and expenses.

Operating profit and EBITDA – Satellite Services

Operating profit in 2002 increased significantly compared to 2001. Operating profit includes depreciation, amortization and write-downs of tangible and intangible assets which increased due to the consolidation of TSSI (NOK 71 million). Operating profit before depreciation, amortization and write-downs (EBITDA) increased in 2002 compared to 2001 due to the consolidation of TSSI (NOK 110 million) and increased sales volumes, partly offset by lower margins and the strengthening of the Norwegian Krone.

Capital expenditure and acquisition of business – Satellite Services

In 2002, Satellite Services capital expenditure related primarily to Sealink equipment and to the upgrade of the Eik earth station (NOK 126 million). The acquisition of COMSAT amounted to NOK 743 million. Capital expenditure in 2001 related primarily to Sealink equipment.

Satellite Networks

(NOK in millions)	2002	2001	2000
External revenues	544	354	327
Internal revenues	67	89	57
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	611	443	385

Reconciliation of EBITDA to operating profit (loss)			
EBITDA	109	36	(26)
Depreciation and amortization and write-downs	70	154	94
Operating profit (loss)	39	(118)	(120)

Revenues – Satellite Networks

External revenues increased in 2002 compared to 2001 due to new contracts with international organizations entered into in 2002, which also resulted in increased sales and supplementary services.

Operating profit (loss) and EBITDA – Satellite Networks

An operating profit was recorded in 2002 compared to an operating loss in 2001. This was due to reduced write-downs and reduced losses on disposal of fixed assets and operations in 2002, as well as a larger share of revenues being generated from higher margin products.

Capital expenditure – Satellite Networks

Investments in 2002 (NOK 82 million) and 2001 (NOK 178 million) were mainly related to customer contracts, and in 2001 also related to the Totolotek project in Poland.

Itworks

Itworks filed for bankruptcy on 24 April, 2002. As a result of large losses incurred in 2001 and at the beginning of 2002, and with further losses expected due to falling market conditions, Telenor decided that there was no sound financial basis to continue to finance the company.

Other

Other includes principally Telenor Teleservice, Telenor Venture and Telenor Innovation. The unit TTYL was also included in 2000 and 2001, but at the end of 2001 Telenor decided to close it down. The reduced operating loss in "other" in 2002 compared to 2001 was due to losses and write-downs in 2001 in TTYL, partly offset by operating losses in Teleservice in 2002.

Teleservice reduced external revenues compared to 2001 due to lower demand for directory enquiry services, and call center functions. Due to this development Teleservice closed down six units during 2002 and recorded for workforce reductions of NOK 75 million, as well as NOK 66 million related to the accounting of previously granted pension benefits in Teleservice.

External revenues in Innovation increased compared to 2001 due to increased sales, mainly in the subsidiaries Oilcamp and Connect. This was partly offset by negative development in the subsidiary Fiber. Innovation made write-downs of NOK 30 millions related to goodwill in 2002.

Capital expenditure – Other

Capital expenditure in 2002 in "other" related mainly to computer systems in Teleservice whereas investments in messaging services in TTYL took place in 2001.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

Revenues

(NOK in millions)	2002	2001	2000
External revenues	315	375	195
Internal revenues	2,392	2,399	2,957
Gains on disposal of fixed assets and operations	143	5,116	657
Total revenues	2,850	7,890	3,809

Reconciliation of EBITDA to operating profit (loss)			
EBITDA	(477)	4,593	445
Depreciation, amortization and write-downs	708	454	429
Operating profit (loss)	(1,185)	4,139	16

Investments:			
– Capex	1,531	2,642	1,372
– Investments in businesses	57	127	271

This area comprises Real Estate, Research and Development, Strategic Group Projects, the internal IT department, Group Treasury, International Services and central staff and support functions.

Revenues

External revenues decreased in 2002 due to lower sales to former Telenor companies within IT operations and termination of leases on properties. Gains in 2001 were mainly related to the sale of Telenor Media. Remaining gains in 2001 and 2002 were mainly related to sales of properties.

Operating profit (loss) and EBITDA

In 2002, an operating loss was recorded compared to an operating profit in 2001. This development was connected to the gain from the sale of Telenor Media in 2001 and increased depreciation, amortization and write-downs in 2002. The high operating profit before depreciation, amortization and write-downs (EBITDA) in 2001 compared to an EBITDA-loss in 2002 was connected to the gain from the sale of Telenor Media in 2001. NOK 327 million was expensed in 2002 due to workforce reductions and loss contracts, compared to NOK 74 million in 2001 related to the establishment of the Telemuseum foundation. In addition, NOK 48 million was expensed in 2002 in connection with IT-solutions which no longer are in use. Of the NOK 327 million expensed in 2002, NOK 137 million was related to workforce reductions and NOK 190 million was estimated losses on property lease contracts.

Expenses for lease of properties and consultancy fees were reduced in 2002 compared to 2001. The decrease in leased properties was due to investments in own properties which have replaced rented premises and to the accrual for loss on property leases as of 30 June 2002. Consultancy fees were reduced due to lower activity in project and acquisition activities. NOK 82 million was recorded as losses on disposal in 2002, mainly relating to the bankruptcy of the former subsidiary Itworks AS.

Depreciation and amortization increased in 2002 due to the investments in property and new IT solution. In 2002, NOK 42 million was written-down on data equipment and IT solutions which no longer are in use, compared to write-downs of NOK 23 million in 2001.

Capital expenditure

Capital expenditure in 2002 and 2001 was mainly related to the new head office at Fornebu outside of Oslo and the new IT solutions for the Group. The investments were reduced in 2002 compared to 2001 as these projects were completed during 2002.

TELENOR MEDIA

Telenor sold the former subsidiary Telenor Media, effective as of 1 October 2001, and consequently Media was consolidated for the first nine months of 2001 only. The tables below are included to show the effect of Telenor Media on the results in the periods where Telenor Media was consolidated as a subsidiary.

	9 months	
(NOK in millions)	2001	2000
External revenues	1,258	1,557
Internal revenues	80	98
Gains on disposal of fixed assets and operations	5	-
Total revenues	1,343	1,655
Total operating expenses	1,081	1,354
Operating profit	262	301
Associated companies	(12)	6
Net financial items	21	33
Profit before taxes and minority interests	271	340
Investments:		
– Capex	56	35
– Acquisition of businesses	127	35
Total full-time equivalent employees (period end)	-	1,908
– Of which abroad	-	990

Operating expenses

	9 months	
(NOK in millions)	2001	2000
External costs of materials and traffic charges	159	250
Internal costs of materials and traffic charges	4	5
Total costs of materials and traffic charges	163	255
Own work capitalized	-	-
Salaries and personnel costs	406	512
Other external operating expenses	344	389
Other internal operating expenses	117	140
Depreciation and amortization	51	58
Write-downs	-	-
Losses on disposal of fixed assets and operations	-	-
Total operating expenses	1,081	1,354

WORKING CAPITAL

Working capital (current assets less current liabilities) was negative by NOK 6.4 billion as of 31 December 2002, negative by NOK 0.8 billion as of 31 December 2001 and positive by NOK 0.2 billion as of 31 December 2000. Telenor believes that taking into consideration established credit facilities and having due regard for the sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, Telenor has sufficient liquidity and working capital to meet present and future requirements. Telenor's sources of liquidity are described below.

LIQUIDITY

You should read the cash flow statement in the consolidated financial statements for detailed figures related to the Group's cash flow.

Net cash flow from operating activities increased in 2002 compared to 2001 by NOK 5.9 billion to NOK 12.9 billion. This increase was primarily due to increased revenues and operating margins and change in accruals including accounts receivables and prepayments, and was partly offset by increased payments of taxes and interest. The consolidation of DiGi.Com in 2001 and of Pannon GSM and Kyivstar in 2002 contributed NOK 3.1 billion of the increase.

Net cash flow from investment activities was a net payment of approximately NOK 21.7 billion, as opposed to a net cash receipt in 2001 of approximately NOK 20.9 billion, mainly due to the sale of businesses, including associated companies, and tangible assets in 2001. The level of cash payments of capital expenditure decreased by approximately NOK 2.5 billion in 2002 compared to 2001, but payments for acquisitions of businesses (net of cash acquired) increased by approximately NOK 6.1 billion in 2002 compared to 2001 mainly due to the acquisition of the shares of Pannon GSM and Canal Digital which Telenor did not already own.

In 2002, in order to finance part of the investments in businesses in 2002 Telenor increased the interest-bearing liabilities, and as a result, the net cash flow from financing activities was an inflow of approximately NOK 8.6 billion. In 2002, Telenor paid dividends of NOK 0.6 billion, and cash and cash equivalents in foreign currency measured in NOK were negatively affected by approximately NOK 0.3 billion.

At 31 December 2002, Telenor held cash and cash equivalents of NOK 5.3 billion, a decrease of approximately NOK 0.6 billion compared to 31 December 2001.

INVESTMENTS

(NOK in millions)	2002	2001	2000
Fixed networks	3,001	4,456	3,550
Mobile networks	2,205	1,610	1,054
Satellite networks	15	9	15
Properties	2,840	1,102	680
Support systems (office and computer equipment, software, cars etc.)	3,042	2,891	2,083
Other intangible assets	455	316	1,381
Work in progress (net additions) and other	(2,669)	1,250	1,658
Total Capital expenditure (Capex)[1]	8,889	11,634	10,421
Investments in businesses[2]	12,411	7,212	40,251
Total	21,300	18,846	50,672

[1] Capital expenditure (Capex) is investments in tangible and intangible assets.

[2] Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

Capital expenditure in 2003 is expected to be in line with 2002 despite the consolidation of Pannon GSM, Kyivstar and Canal Digital. The actual amounts and the timing of the capital expenditure may vary substantially from the estimates.

Investments in Norway totaled NOK 7.9 billion in 2002, of which NOK 2.5 billion were acquisitions of businesses, including Canal Digital Group. Telenor invested NOK 1.1 billion in real estate (including work in progress) mainly in the new headquarters located at Fornebu outside of Oslo. Telenor made other investments for a total of NOK 4.3 billion in Norway, including investments in the fixed and mobile networks, equipment used in customer contracts and in operational systems and administrative support systems, of which NOK 0.5 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at the new headquarters. The decrease in work in progress was due mainly to the completion of certain real estate investments and fixed networks in 2002. Investments outside Norway totaled NOK 13.4 billion in 2002, of which NOK 9.9 billion were acquisitions of businesses. Total capex outside Norway was NOK 3.5 billion in 2002 of which NOK 2.6 billion was capex in DiGi.Com, Pannon GSM and Kyivstar.

The table below lists the most significant acquisition of businesses and the acquisition cost price, including capital contributions to associated companies, for each of the last three years.

(NOK in millions)	2002	2001	2000
Pannon GSM RT.	7,906	-	-
COMSAT Mobile Communications	743	-	-
Utfors AB	153	-	-
Glocalnet AB	102	-	-
VIAG Interkom	-	-	8,103
DiGi.Com bhd	-	3,223	599
VimpelCom (incl VimpelCom-Region)	432	255	445
DTAC/UCOM	-	-	6,548
Telenordia AB	-	191	1,313
Connect Austria	44	264	869
Canal Digital	2,166	378	324
Kyivstar G.S.M. JSC	294	254	64
INMARSAT	-	-	1,546
A-pressen ASA	-	-	547
Sonofon	-	-	14,201
Wireless Matrix Corporation	-	317	-
Otrum Electronics ASA	-	273	-
Sweden On-Line AB	-	165	-
Marlink (SAIT Communications S.A)	-	189	-
OniWay	217	324	-
Unigrid AB	-	122	-
IT operations DnB & Nordea	20	597	287
Fellesdata AS	-	-	2,528
Nextra Czech – purchase of operations	-	-	142
XTML/CIX Ltd	-	-	299
AlfaNETT AS	-	-	499
Other	334	660	1,937
Total Acquisition of businesses	12,411	7,212	40,251

CAPITAL RESOURCES

Telenor will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance future investments. Please refer to note 20 and 21 to the consolidated financial statements for more information related to interest-bearing liabilities and note 30 for equity financing and note 28 and 29 for information of option plans and employee stock ownership program.

Telenor ASA issue debt in the domestic and international capital markets mainly in form of commercial paper and bonds. In particular, Telenor use the euro commercial paper program, U.S. commercial paper program, euro medium term note program and three domestic "open bond programs" with different maturities. In order to establish satisfactory access to these funding sources, with respect to both volume and price, Telenor is dependent on maintaining a satisfactory credit rating. Telenor's long term and short-term credit rating is A2/P-1 from Moody's and A-/A-2 from Standard & Poor's, both with stable outlook.

In order to secure satisfactory financial flexibility, in 2000 Telenor established a USD 1.0 billion committed syndicated revolving credit facility maturing in 2005, and in 2002 a €1.0 billion committed syndicated revolving credit facility maturing in 2003. The euro facility has a one-year term out option for the amount outstanding as of November 2003. According to the financing policy, these committed credit facilities should at any time be available to refinance all of Telenor's outstanding commercial paper.

At the general meeting held on 8 May 2002, it was resolved to renew Telenor's board of directors' authority to increase the share capital to NOK 1,064,776,488 by issuing up to 177,462,748 new ordinary shares, nominal value NOK 6 each. The board's authority expires on 1 July 2003.

As of 31 December 2002, Telenor held 28,103,172 treasury shares. The tax base cost of the treasury shares is somewhat uncertain, and in Telenor's opinion this cost equals zero. Thus, if the shares are disposed of for cash, a capital gain may be recognized for tax purposes depending on the consideration received. If the shares are swapped against other shares a capital gain may be deferred by application to the Norwegian Ministry of Finance. No capital gain should arise if the shares are cancelled.

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS AND GURANTEES

The table below shows the contractual obligations and commercial commitments as well as guarantee liabilities as of 31 December 2002.

		Payments due			
(NOK in millions)	Total	Less than 1 year (2003)	2–3 years	4–5 years	Over 5 years
Interest bearing liabilities					
Short-term interest-bearing liabilities	3,591	3,591	-	-	-
Long-term interest-bearing liabilities	26,877	3,240	7,002	9,114	7,521
Capital lease obligations	1,928	442	647	364	475
Committed purchase obligations[1]					
Rent of premises	3,352	746	971	704	931
Rent of cars, office equipment etc	216	107	85	15	9
Rent of satellite capacity etc	1,845	945	778	85	37
IT related agreements	768	420	332	16	-
Other contractual obligations	1,034	679	346	9	-
Committed investments[1]					
Associated companies	23	4	19	-	-
Properties and equipment	356	348	4	4	-
Other contractual investments	1,325	269	1,056	-	-
Total contractual cash obligations	**41,315**	**10,791**	**11,240**	**10,311**	**8,973**
Gurantees (expire)	**2,515**	**82**	**1,572**	**-**	**861**

[1] The table does not include agreements under which Telenor has no binding obligation to purchase or future investments required under the UMTS license awarded to Telenor in Norway.

You should read note 20 and 21 to the consolidated financial statement for additional information on interest-bearing liabilities. You should read note 25 for more information on contractual obligations and commercial commitments and note 23 for Guarantee liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 20 and 21 for a description of funding activities in Telenor.

Sensitivity analysis. Telenor adopted sensitivity analysis as the approach to quantify market risk. Fair values have been estimated in conjunction with the principles described in note 21.

Interest rate risk is quantified by change in fair value given a 10% parallel shift in interest rate curves. Exchange rate risk is quantified by change in fair value from a 10% change in spot rates against the Norwegian Kroner. Changes in market volatilities will change the fair value of option instruments. Volatility risk is quantified by change in fair value due to a 10% change in implied volatilities.

The model underlying the sensitivity analysis includes derivatives as well as bank deposits and borrowings, short-term interest bearing investments, commercial paper and bonds. The fair values of the equity investments or cash flows from these assets are not taken into account. As such the analysis does not show the total net exposure to financial market risk.

The assumptions used in the model for partial movements in risk factors are not based upon empirical observations. Correlations between different exchange rates, short and long-term interest rates as well as the interest rates of the different currencies in the portfolio are not taken into account. As a result, the total effects of deficiencies in the assumptions implicit in the model might be substantial and the hypothetical gains and losses calculated do not express management's expectations of future changes in fair value.

	Fair value as	Interest rates		Exchange rates		Volatility	
2002	**of 31.12.02**	**-10 %**	**10 %**	**-10 %**	**10 %**	**-10 %**	**10 %**
Foreign exchange derivatives	699	52	(51)	(84)	84	-	-
Interest rate derivatives	(12)	48	(44)	2	(2)	(1)	1
Net interest-bearing liabilities	(27,880)	(344)	321	3,194	(3,194)	-	-
Total	**(27,193)**	**(244)**	**226**	**3,112**	**(3,112)**	**(1)**	**1**

	Fair value as	Interest rates		Exchange rates		Volatility	
2001	**of 31.12.01**	**-10 %**	**10 %**	**-10 %**	**10 %**	**-10 %**	**10 %**
Foreign exchange derivatives	905	68	(65)	(96)	96	-	-
Interest rate derivatives	(28)	(30)	35	10	(10)	-	-
Net interest-bearing liabilities	(14,383)	(153)	141	1,968	(1,968)	-	-
Total	**(13,506)**	**(115)**	**111**	**1,882**	**(1,882)**	**-**	**-**

The increase in market value of net interest-bearing liabilities as of 31 December 2002 compared to 31 December 2001 was primarily due to acquisitions during 2002. At the end of 2002, Telenor increased interest bearing liabilities by NOK 2.4 billion as a result of a tax claim regarding the sale of Sonofon Holding A/S and by an additional NOK 0.5 billion as a result of a court case in Greece.

In 2002, the increase in the interest rate sensitivity was mainly due to two factors. Firstly, the absolute size of net interest bearing liabilities increased resulting in an increase in the quantified interest rate sensitivity, holding duration constant. Secondly, the average duration of the portfolio increased from 1.3 to 1.7 years, which also increased the interest rate sensitivity of the portfolio.

In 2002 the exchange rate risk quantified in this analysis also increased. Telenor increased the level of net investment hedging as a consequence of the acquisitions that were made in 2002. Furthermore, as of 31 December 2002 Telenor consolidates more subsidiaries that have interest-bearing liabilities denominated in other currencies than Norwegian Kroner.

The risk arising from changes in option volatilities is insignificant due to the small volume of options in the portfolio.

OTHER ISSUES

Critical accounting policies under Norwegian GAAP and estimates

Certain amounts included in or affecting the financial statements and related disclosure must be estimated, requiring Telenor to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Telenor evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods considered reasonable in the particular circumstances, as well as forecasts and how these might change in the future.

Impairment. Telenor have made significant investments in tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments. These assets and investments are tested for impairment when circumstances trigger an impairment test. Factors considered important which could trigger an impairment review include the following:

- Significant fall in market values;
- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the use of assets or the strategy for the overall business;
- Significant negative industry or economic trends.

The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on estimated recoverable amount, which is the higher of estimated discounted future cash flow and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

If quoted market prices for an asset or a company are not available, or the quoted market prices cannot be regarded as fair market value due to low trading liquidity, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Estimating fair values of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management's assumptions may give rise to impairment losses in the relevant periods.

Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries where Telenor have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available. US GAAP prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; if impairment is necessary, the second phase measures the impairment. When impairment is identified, the carrying amount of goodwill is reduced to its estimated fair value of the reporting unit.

For the impairment test in accordance with US GAAP, Telenor use undiscounted cash flows, except for goodwill. This did not result in any material difference from the results of the impairment test in accordance with Norwegian GAAP as of 31 December 2002.

During 2001 and 2002, the market prices for telecom companies and assets have decreased significantly. In 2001 and 2002, Telenor made substantial write-downs of tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments.

Depreciation and amortization. Depreciation and amortization is based on management estimates of the future economic lifetime of tangible and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated economic lifetime and in the amortization or depreciation charges. Telenor shortened the depreciation time for some tangible assets in the mobile networks in Malaysia in 2002 and in the Norwegian fixed and mobile networks in 2001.

Business combinations. Telenor is required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. For larger acquisitions, Telenor have engaged independent third-party appraisal firms to assist in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands and licenses. The significant tangible assets include mainly networks.

Critical estimates in valuing certain tangible and intangible assets include but are not limited to: future expected cash flows from customer contracts and licenses, replacement cost for brand and for tangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Deferred tax assets, valuation allowances for deferred tax assets, and tax losses. Telenor record valuation allowances to reduce deferred tax assets to an amount that is more likely than not to be realized.

Telenor's income taxes have been increased by valuation allowances, mainly related to its foreign operations. While Telenor have considered future taxable income and feasible tax planning strategies in determining the amount of the valuation allowances, any difference in the amount that ultimately may be realized would be included as income in the period in which such a determination is made.

Furthermore, Telenor has not recorded deferred tax assets that may be realized upon possible future disposal of shares in subsidiaries and associated companies.

To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, any taxes will be computed on the difference between the consideration received and the high tax cost of the shares determined in connection with the in kind contribution prior to the IPO in December 2000. You should read note 13 to the consolidated financial statements.

Telenor has realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in the Group. Even though Telenor believes that these tax losses are tax deductible, in 2002 the Norwegian tax authorities challenged its evaluations in connection with one of the transactions. You should read note 13 to the consolidated financial statements.

Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in and deviations from estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in the financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year. From 10% up to 15% the excess amount is recognized in the profit and loss statement over the estimated average remaining service period and any amount in excess of 15% is recognized over a shorter period of 5 years. Actuarial losses have increased in the last three years (starting as of 31 December 1999), and were estimated to be approximately NOK 0.9 billion as of 31 December 2002. The actuarial losses related mainly to Norwegian defined benefit plans, and were approximately 22% of the pension benefit obligations as of 31 December 2002. In 2003, Telenor expect to amortize approximately NOK 70 million of these actuarial losses as part of pension costs.

The increase in actuarial losses was mainly due to the reduction in discount rate as of 31 December 1999, lower actual return on plan assets than estimated due to the reduction in share prices in the last three years and higher salary increases and pensions adjustments than originally estimated in the latest years. Telenor's key assumptions for the Norwegian defined benefit plans, which constitute the major part of the pension plans, are evaluated each year. The last time Telenor deemed it necessary to revise the assumptions was at the end of 1999, when Telenor, among other things, reduced each of the discount rate, and the expected return on plan assets, by 0.5 percentage points. As of 31 December 2002, Telenor's assumptions were: 6.5% discount rate, 7.5% expected return on plan assets, 3.5% rate of compensation increase, 3.0% expected increase in the social security base amount, 3.0% annual adjustments to pensions and a 12-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of net pension obligations, actuarial gains and losses and future years pension costs

Legal proceedings. Telenor are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Telenor evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase the amount accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable.

Inflation

Telenor's results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended 31 December 2000, 2001 and 2002 was 3.1%, 3.0% and 1.3% respectively.

Norwegian GAAP compared with US GAAP

Telenor's consolidated financial statements have been prepared under Norwegian GAAP, which differs from US GAAP in several respects. Telenor have prepared a reconciliation of net income for the years ended 31 December 2000, 2001 and 2002, and of shareholders' equity as of 31 December 2001 and 2002.

The significant differences between Norwegian GAAP and US GAAP affecting Telenor's net income and shareholders equity are described in Note 31 to the audited consolidated financial statements.

Under US GAAP, net income (loss) for the years ended 31 December 2000, 2001 and 2002 would have been NOK 1,082 million, NOK 7,004 million and NOK (3,658) million, respectively, as compared to NOK 1,076 million, NOK 7,079 million and NOK (4,298) million, respectively, under Norwegian GAAP.

[illegible]

Telenor Group 1 January – 31 December

(in NOK millions except per share amounts)	Note	2002	2001	2000
Revenues	2	48,668	40,604	36,530
Gains on disposal of fixed assets and operations	2	158	5,436	1,042
Total revenues		48,826	46,040	37,572
Operating expenses				
Cost of materials and traffic charges	4	12,485	10,204	9,606
Own work capitalized	5	(567)	(1,002)	(1,544)
Salaries and personnel costs	6,7	10,104	10,128	10,513
Other operating expenses	8,9	13,188	12,397	9,376
Losses on disposal of fixed assets and operations		147	63	58
Depreciation and amortization	14,15	10,236	7,251	5,821
Write-downs	14,15	3,553	3,822	113
Total operating expenses		49,146	42,863	33,943
Operating profit (loss)		(320)	3,177	3,629
Associated companies	16	(2,450)	8,237	(692)
Financial income and expenses				
Financial income		567	897	828
Financial expenses		(1,833)	(1,396)	(1,921)
Net currency gain (loss)		(311)	(402)	(64)
Net gain (loss) and write-downs of financial items		(789)	(258)	223
Net financial items	12	(2,366)	(1,159)	(934)
Profit (loss) before taxes and minority interests		(5,136)	10,255	2,003
Taxes	13	480	(3,897)	(861)
Profit (loss) before minority interests		(4,656)	6,358	1,142
Minority interests		358	721	(66)
Net income (loss)		(4,298)	7,079	1,076
Net income (loss) per share in NOK (basic), excluding treasury shares		(2.422)	3.994	0.754
Net income (loss) per share in NOK (diluted), excluding treasury shares		(2.422)	3.990	0.754

CONSOLIDATED BALANCE SHEET

Telenor Group at 31 December

(in NOK millions)	Note	2002	2001
Assets			
Deferred tax assets	13, 14	4,866	600
Goodwill	14	10,100	7,439
Other intangible assets	14	4,945	2,161
Tangible assets	15	41,002	37,608
Financial assets	16	13,249	18,287
Total fixed assets		74,162	66,095
Inventories		632	513
Current receivables, etc	17	8,868	9,701
Short-term investments	18	532	475
Cash and cash equivalents	27	5,264	5,839
Total current assets		15,296	16,528
Total assets		89,458	82,623
Equity and liabilities			
Shareholder's equity		33,685	42,144
Minority interests		3,603	3,539
Total equity and minority interests		37,288	45,683
Liabilities			
Provisions	19	1,176	761
Long-term interest-bearing liabilities	20, 21	28,805	18,497
Long-term non-interest-bearing liabilities	22	473	388
Total long-term liabilities		29,278	18,885
Short-term interest-bearing liabilities	20	3,591	672
Short-term non-interest-bearing liabilities	22	18,125	16,622
Total short-term liabilities		21,716	17,294
Total equity and liabilities		89,458	82,623
Mortgages	23	9,892	5,000
Guarantee liabilities	23	2,515	2,719
Contingent liabilities	24		

Oslo, 19 March 2003

Thorleif Enger
Chairman of the Board of Directors

Åshild M. Bendiktsen
Vice-chairman of the Board of Directors

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Bjørg Ven
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

CONSOLIDATED CASH FLOW STATEMENT

Telenor Group 1 January – 31 December

(in NOK millions)	2002	2001	2000
Proceeds from sale of goods and services	50,480	39,771	35,684
Payments to suppliers of goods and services and of other operating expenses	(25,056)	(22,234)	(16,781)
Payments to employees, pensions, social security tax, tax deductions	(9,643)	(9,186)	(9,919)
Interest etc. received	796	739	658
Interest etc. paid	(1,629)	(1,405)	(1,950)
Other proceeds and payments related to operating activities	(142)	366	439
Payment of taxes and public duties	(1,948)	(1,058)	(2,216)
Net cash flow from operating activities[1]	**12,858**	**6,993**	**5,915**
Proceeds from sale of tangible and intangible assets	210	1,413	435
Purchase of tangible and intangible assets	(9,098)	(11,558)	(8,566)
Cash receipts from sale of subsidiaries and associated companies, net of cash sold	191	37,919	3,032
Cash payments on purchase of subsidiaries and associated companies, net of cash received	(12,232)	(6,125)	(39,289)
Proceeds from sale of other investments	271	314	759
Payments for other investments	(1,069)	(1,072)	(3,679)
Net cash flow from investment activities	**(21,727)**	**20,891**	**(47,308)**
Proceeds from long-term liabilities	19,567	4,199	43,948
Proceeds from short-term liabilities	184	442	14,974
Payments on long-term liabilities	(10,140)	(28,103)	(18,512)
Payments on short-term liabilities	(549)	(482)	(15,027)
Proceeds from issuance of shares to minorities in subsidiaries	181	89	1,589
Proceeds from issuance of shares	19	21	15,168
Purchase of own shares from and dividend paid to minorities in subsidiaries	-	-	(82)
Payment of dividends	(621)	(532)	(500)
Net cash flow from financing activities	**8,641**	**(24,366)**	**41,558**
Effect on cash and cash equivalents of changes in foreign exchange rates	(347)	15	17
Net change in cash and cash equivalents	**(575)**	**3,533**	**182**
Cash and cash equivalents at 1 January	5,839	2,306	2,124
Cash and cash equivalents at 31 December	**5,264**	**5,839**	**2,306**

[1] **Reconciliation:**	2002	2001	2000
Net income	(4,298)	7,079	1,076
Minority interests	(358)	(721)	66
Taxes	(480)	3,897	861
Profit before taxes and minority interests	**(5,136)**	**10,255**	**2,003**
Taxes paid	(2,050)	(1,173)	(1,643)
Net gain/loss including write-downs of financial items	778	(5,115)	(1,207)
Depreciation, amortization and write-downs	13,789	11,073	5,934
Associated companies	2,450	(8,237)	692
Changes in inventories	(39)	32	(38)
Changes in accounts receivable and prepayments from customers	1,593	(368)	(207)
Changes in accounts payable and prepaid expenses	126	(436)	529
Difference between expensed and paid pensions	359	(106)	(111)
Currency losses not relating to operating activities	391	367	48
Change in other accruals	597	701	(85)
Net cash flow from operating activities	**12,858**	**6,993**	**5,915**

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Telenor Group

	Number of shares	Nom Amount (NOK)	Share Capital (NOK mill.)	Other paid capital (NOK mill.)	Other equity (NOK mill.)	Cumulative translation adjustment (NOK mill.)	Treasury shares (NOK mill.)	Total (NOK mill.)
Balance as of 31 December 1999	1,400,000,000	6	8,400	5,600	6,021	12		20,033
Net income for the year 2000					1,076			1,076
Dividends					(532)			(532)
Translation adjustments						(349)		(349)
Share dividend issue	30,000,000	6	180	(180)				-
Share issue	372,151,899	6	2,233	13,013				15,246
Treasury shares				180			(180)	-
Balance as of 31 December 2000	1,802,151,899	6	10,813	18,513	6,565	(337)	(180)	35,474
Net income for the year 2001					7,079			7,079
Dividends					(621)			(621)
Translation adjustments						192		192
Employee share issue	578,753	6	3	17				20
Distribution of treasury shares		6		(11)			11	-
Balance as of 31 December 2001	1,802,730,652	6	10,816	18,619	13,023	(145)	(169)	42,144
Net income for the year 2002					(4,298)			(4,298)
Dividends					(799)			(799)
Translation adjustments						(2,723)		(2,723)
Employee share issue	695,520	6	4	15				19
Consolidation Canal Digital					(658)			(658)
Balance as of 31 December 2002	1,803,426,172	6	10,820	18,634	7,268	(2,868)	(169)	33,685

	2002	2001	2000
Average number of shares primary (exclusive treasury shares)	1,774,637,008	1,772,330,267	1,426,509,450
Average number of shares fully diluted (exclusive treasury shares)	1,774,637,008	1,774,086,782	1,426,649,837
Dividend per share in NOK	0.45	0.35	0.30

The dilutive effect on the average number of shares relates to the share bonus program in 2001. Please see note 30 for further information.

In 2002 shareholders' equity decreased by NOK 658 million in connection with the consolidation of Canal Digital. As of 30 June 2002 the acquisition of the remaining 50% of Canal Digital was completed and Telenor obtained effective control. Due to the transfer of risk for the company's results of operations at the time of entering into the agreement to acquire Canal Digital in June 2001, 50% of the company's loss, amortization of net excess values and calculated financing expenses in the period between the agreement and consolidation has been recorded directly against the shareholder's equity.

Equity available for dividends from Telenor ASA was NOK 7,652 million as of 31 December 2002.

Minority interests

(in NOK millions)	Minority share in % 31.12.02	Minority part of net income (loss) 2002	Minority part of net income (loss) 2001	Minority part of net income (loss) 2000	Minority interests in the balance sheet 31.12.02	Minority interests in the balance sheet 31.12.01
Telenor Venture AS	36.3	(6)	(83)	22	65	71
Telenor Venture II ASA	49.0	(67)	(7)	-	143	136
Kyvistar G.S.M. JSC	45.8	51	-	-	787	-
OJSC Comincom/Combellga	25.0	15	6	3	160	192
DiGi.com bhd	39.0	47	44	-	1,113	1,386
GrameenPhone Ltd[1]	53.6	162	126	53	328	247
EDB Businesspartner ASA	48.2	(555)	(764)	13	914	1,469
Other		(5)	(43)	(25)	93	38
Total		(358)	(721)	66	3,603	3,539

[1] Telenor has a voting interest of 51 % in GrameenPhone Ltd.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Telenor Group

General

When Telenor AS was established as a public company on 31 October 1994, assets and liabilities were transferred at their carrying values as recorded in the final records of the Norwegian State Administration, except for required adjustments to comply with Norwegian generally accepted accounting principles (Norwegian GAAP).

The Norwegian Government formed Telenor ASA in July 2000 to act as the holding company for the Telenor Group. In October 2000, the Norwegian Government contributed all of the shares of Telenor AS (subsequently renamed Telenor Communications AS), the former holding company for the Telenor Group, to Telenor ASA in exchange for all of the issued shares of Telenor ASA. Telenor ASA was formed with identical share capital as Telenor AS, and prior to its acquisition of Telenor AS had no assets or liabilities and conducted no operations other than those incidental to its formation. For purposes of these consolidated financial statements, Telenor ASA is treated as if it had been the parent company of the Telenor Group for all periods presented.

The consolidated financial statements for Telenor ASA and its subsidiaries (the Group) are prepared in accordance with Norwegian GAAP. The Group's accounting principles differ, in certain respects, from United States generally accepted accounting principles (US GAAP). The differences and the related effects on the Group's net income, shareholder's equity, revenues and total assets are set forth in note 31.

Consolidation principles

The Group consolidated accounts include Telenor ASA and subsidiaries in which Telenor ASA has effective control. Subsidiaries are consolidated from the moment effective control is obtained. Effective control generally exists when Telenor has more than 50% ownership.

Successive share purchases are treated separately when the successive purchases are small, fair value has increased significantly or a long time has passed since the previous share purchase.

All significant intercompany transactions and balances have been eliminated.

Investments in joint ventures and entities in which Telenor has an equity ownership interest normally of 20 to 50% and exercises significant influence are accounted for using the equity method.

Investments considered to be of a temporary nature are accounted for at cost.

Increase in minority interest from a subsidiary's equity transactions and sale of shares in a subsidiary are recorded at fair value as minority interest. The difference between the minority interest measured at fair value and the recorded equity in the subsidiary is amortized or written down through allocating results to minority.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net of tangible and intangible assets acquired and liabilities incurred in business combinations. Goodwill is amortized on a straight-line basis over the estimated useful economic life, based on an individual assessment.

Revenue recognition

Revenues are primarily comprised of traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT service, installation and sale of customer equipment. Revenues from directory advertising activities of Telenor Media are included up to 1 October 2001, the effective date for the sale of this subsidiary.

For PSTN/ISDN, mobile telephony, leased lines, TV distribution, satellite services and other network based services, traffic revenues and interconnection revenues are recognized based on actual traffic while subscription fees, including ADSL, are recognized as revenue over the subscription period. Revenues related to prepaid phone cards are deferred and recorded as revenue based on the actual use.

Revenues from connection fees that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and expenses for customer care. To date, direct costs associated with mobile and fixed line connection fees have exceeded such revenues.

Revenues from sale of customer equipment and IT service and installation are recognized when products are delivered or when services are rendered to customers. Revenues from sale of equipment which are delivered together with services are recognized at the time of delivery of the equipment when the delivery of the equipment can be separated from the delivery of the services. If the delivery of equipment cannot be separated from the sale of services, revenue from equipment is recognized when revenue from services are recognized. Revenues from operating services are recognized on the basis of actual use for volume-based contracts, and on a linear basis over the contract period for term-based contracts. Revenues from software licenses are recognized when delivered. Revenues from software developed specifically for customers are recognized over the development period in line with the percentage of completion.

Revenues from directory advertising were recognized when the directories were published.

Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. However, when Telenor only acts as an agent or broker on behalf of suppliers of products or services, revenues are reported on a net basis.

Pensions

Defined benefit plans are valued at the present value of accrued future pension benefits at the balance sheet date. Pension plan assets are valued at their fair value. Changes in the pension obligations due to changes in pension plans are recognized over the estimated average remaining service period (12 years). Accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions (actuarial gains or losses) that is less than 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year is not recorded. When the accumulated effect is between 10% and 15% the excess amount is recognized in the profit and loss statement over the estimated average remaining service period. Accumulated effects above 15% are recognized in the profit and loss statement over 5 years. The net pension cost for the period is classified as salaries and personnel costs.

Research and development costs

Research and development costs are expensed as incurred.

Software costs

Direct development costs associated with internal-use software are capitalized and amortized. This includes external direct costs of material and services and payroll costs for employees devoting time to the software projects.

Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases

Capital leases, which provide the Group with substantially all the rights and obligations of ownership are capitalized as fixed assets. The capital lease liabilities are valued at the present value of minimum lease payments.

Foreign currency transactions

Transactions involving foreign currencies are translated into Norwegian Kroner using the prevailing exchange rates at the time of the transactions. Financial instruments denominated in foreign currencies are translated using period end exchange rates. The resulting gain or loss is charged to financial items for the period, unless hedge accounting is applied.

Foreign currency translation and hedge accounting for net investments

The financial statements of the Group's foreign operations are maintained in the currency in which the entity primarily conducts business. When translating financial statements for foreign entities (subsidiaries, associated companies and joint ventures) from local currencies to Norwegian Kroner, assets and liabilities are translated using year-end exchange rates and results are translated using the average exchange rates for the reporting period. The resulting translation adjustments, and the gains and losses on financial instruments designated and proven effective as hedges of net investments in foreign entities, are reported as a component of shareholder's equity.

For entities located in countries defined as highly-inflationary and with financial reporting in local currency, fixed assets and related depreciation are remeasured to functional currency using the exchange rate at the date of acquisition. Other balance sheet items are remeasured at the year-end exchange rate. Other profit and loss items are translated using the average exchange rates for the reporting period. The gain or loss resulting from these remeasurements is charged to income for the period.

Derivatives and hedge accounting for interest-bearing liabilities and firm commitments

For interest-bearing liabilities Telenor does not recognize changes in fair value due to changes in interest rates.

Telenor uses derivatives to manage its exposure to fluctuations in exchange rates and interest rates. Instruments used are interest rate swaps, interest rate options, forward rate agreements, cross currency swaps and foreign currency forward contracts.

To qualify for hedge accounting, the instruments must meet pre-defined correlation criteria. This involves prospective documentation that justifies expectations that the hedge will be effective in the future, as well as assessment of sufficient hedge effectiveness during the lifetime of the hedge. It is a requirement that the hedges generate financial statement effects which substantially offset the position being hedged.

For interest rate derivatives that qualify for hedge accounting, Telenor does not recognize unrealized changes in fair value due to changes in interest rates. Amounts to be paid or received under interest rate swaps and cross currency interest rate swaps that are designated and effective as a hedge of interest bearing liabilities are accrued as interest income or expense, respectively.

Exchange rate effects on currency swaps designated as hedges of interest-bearing assets or liabilities are recorded as foreign exchange gain or loss and included in the carrying value of the hedged item. Foreign currency forward contracts are marked to market and changes in fair value are recorded as foreign exchange gain or loss.

Gains and losses on foreign exchange contracts that are designated as hedges of firm commitments are deferred and recognized in income at the same time as the related transactions, provided that the hedged transaction is eligible for hedge accounting.

Gains and losses on termination of hedge contracts are recognized in income when terminated in conjunction with the termination of the hedged position, or to the extent that such position remains outstanding, deferred and amortized to income over the original hedging period.

Derivatives that do not meet the hedging criteria are recorded at their market value with the resulting gain or loss reflected under financial items.

Taxes

Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and normal undiscounted amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. Deferred tax assets which will be realized upon sale or liquidation of companies are not recorded until realization or liquidation is decided.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, fixed rate bonds and commercial paper with original maturity of three months or less.

Investments

For shares classified as current assets and managed as a whole, adjustments in the book value are only made if the aggregated holdings have a lower estimated fair value than the original cost. Other current shares are valued at the lower of cost and estimated fair value.

Long-term shares and other investments, excluding shares in associated companies and joint ventures are valued at historical cost or, if lower, estimated fair value if the fall in value is not temporary.

For investments in associated companies and joint ventures, a loss in value which is other than a temporary decline is recognized.

Impairment is assessed when changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This may be indicated by a fall in market values or revised earnings forecasts for the individual companies. When evaluating if a decline in value has occurred and if the decline is other than temporary, several factors are considered, including discounted cash flows, quoted share prices (if available), market values of similar companies and third party evaluations where appropriate.

Inventories

Inventories are valued at the lower of cost or market price. Cost is determined using the FIFO method.

Advertising costs, marketing and sales commissions

Advertising costs, marketing and sales commissions are expensed as incurred.

Tangible assets, intangible assets, depreciation and amortization

Tangible and intangible assets are carried at historical cost less accumulated depreciation and amortization. Interest has been capitalized on assets under construction.

Impairment of tangible and intangible assets is assessed when changes in circumstances indicate that their carrying amount may not be recoverable. The assessment is made based on estimated recoverable amount, which is the highest of estimated discounted future cash flows and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

Tangible assets are, for the most part, depreciated on a straight-line basis over their expected economic useful lives using the following rates:

Office machinery and equipment, software:	20–33%
Satellites, computer equipment, software at switches and other equipment:	10–20%
Transmission and equipment related to switches:	10–33%
Cable and power supply installations:	6–8%
Buildings:	3–4%

Intangible assets are amortized over the expected economic useful life, mainly on a straight-line basis.

Options and employee stock ownership program

For options that have an intrinsic value when they are granted a compensation expense is recognised over the estimated option period. Options with no intrinsic value as of grant date are not expensed. Social security tax on options is recorded over the estimated option period. Discounts in the employee stock ownership program has been recorded as salaries and personnel costs when the discount is given. Payment from employees for shares which are issued by Telenor ASA under the option plan or the employee stock ownership program is recorded as increase in shareholders equity. Payment from employees for shares which are issued under the subsidiaries option plans are recorded as increase in minority interests.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates.

Changes in classification

In 2001, some adjustments related to gross/net reporting of revenues and expenses were made. The changes had no material effect on the accounts. The adjustments were mainly related to accounting for dealer commissions for prepaid cards and for some content. Dealer commission is now recorded as an expense instead of a reduction of revenue. Commissions are expensed as incurred. Revenues and related other operating expenses were increased with NOK 204 million, and NOK 169 million for 2001 and 2000 respectively. In addition accrued expenses of NOK 42 million was expensed in 2001 related to this change. This change affected our Mobile business area.

Payment from content sold on behalf of external content providers has been recorded as a reduction in revenues from 2001. Previously this was recorded gross as revenues and expenses respectively. Revenue and related cost of materials were decreased with NOK 332 million and NOK 241 million for 2001 and 2000 respectively. These changes affected our Mobile and Networks business areas.

In 2000, revenues and cost of materials related to programming revenues and expenses for TV distribution were adjusted and is now recorded gross. Revenues and related cost of materials increased by NOK 104 million for 2000. This change affected our Plus business area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITIONS AND DISPOSALS

During the three years ended 31 December 2002, Telenor entered into the following significant acquisitions and disposals. Each acquisition was recorded using the purchase method of accounting. The summary does not include capital increases or other types of financing by Telenor.

Significant Acquisitions in 2002:

(in NOK millions) Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
Pannon GSM RT.	Hungary	74.2	Mobile Communication	7,906	7,741	5–20 years
Canal Digital	Norway[5]	50.0	TV-distribution	2,166	2,244	5–15 years
Kyivstar G.S.M. JSC[6]	Ukraine	8.8	Mobile Communication	294	1,005[7]	5–20 years
COMSAT Mobile Communications[2]	USA	100.0	Satellite Mobile Communications	743	22	10 years
Utfors AB[1) 4)]	Sweden	90.0	Telecommunication	153	(351)	18 years
Glocalnet AB[4]	Sweden	37.2	Telecommunication	102	50[3]	10 years
VimpelCom-Region	Russia	17.5	Mobile Communication	432	-	-

[1] Telenor holds convertible loans, which may increase the ownership share up to 96%. Net excess value is preliminary recorded as negative goodwill.

[2] Asset purchase agreement.

[3] Net excess value is included in the book value of associated companies and joint ventures.

[4] Preliminary evaluations and allocations.

[5] *The parent company is Norwegian. Canal Digital Group conducts business in the Nordic region via subsidiaries.*

[6] Telenor has an option to acquire a further 2.3% of the share capital.

[7] Includes minority share of NOK 553 million.

Acquisition of Pannon GSM, Kyivstar and Canal Digital in 2002

On 4 February 2002, Telenor acquired an additional 74.2% of the outstanding common shares in Pannon GSM. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Pannon GSM operations have been included in the consolidated financial statements from that date. Pannon GSM is one of the leading mobile operators in Hungary and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 8 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

On 30 June 2002, Telenor acquired an additional 50% of the outstanding common shares in Canal Digital. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Canal Digital operations have been included in the consolidated financial statements from that date. As a result of the transfer of risk for the company's operating results at the time of entering into the agreement in June 2001, 50% of the Canal Digital's loss, amortization of net excess values and calculated financing expenses in the period between agreement and consolidation has been recorded directly against *the shareholders' equity in 2002. Canal Digital distributes subscription based satellite broadcasting to households based on* smart cards and to cable-TV operators. Furtermore, the company delivers solutions for distribution and management. The aggregate purchase price was approximately NOK 2.2 billion and was paid in cash. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

In 2002, Telenor acquired an additional 8.8% of the outstanding common shares in Kyivstar. After completion of the acquisition, Telenor owns 54.2% of the outstanding common shares and the result of Kyivstar operations have been included in the consolidated financial statements from 1 September 2002. Telenor has an option to acquire a further 2.3% of the share capital. Kyivstar is a leading mobile operator in the Ukraine and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 0.3 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation[1]:

	Pannon GSM 4 February 2002	Canal Digital 30 June 2002	Kyivstar 1 September 2002
Deferred tax assets	-	128	31
Goodwill	5,613	1,988	371
Other intangible assets	2,626	298	956
Tangible assets and financial fixed assets	2,517	636	1,644
Current assets	1,102	520	271
Total assets	**11,858**	**3,570**	**3,273**
Deferred taxes	308	63	153
Long-term liabilities	1,793	653	740
Short-term liabilities	1,121	981	840
Total liabilities	**3,222**	**1,697**	**1,733**
Minority interest	-	-	671
Net assets at the date of consolidation	**8,636**	**1,873**	**869**
Book value as an associated company at the date of consolidation	(730)	(365)	(575)
Recorded directly against equity	-	658	-
Purchase price last acquisition	**7,906**	**2,166**	**294**

[1] These figures include consideration for the last acquisitions and the carrying values for the prior investments, when the companies were accounted for as associated companies.

Total other intangible assets of Pannon GSM were NOK 2,626 million at the date of consolidation, of which NOK 2,128 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 1,727 million was assigned to customer relationship (5 years average useful life) and NOK 275 million was assigned to trademarks (10 years average useful life) and NOK 126 million to licenses (6-12 years average useful life).

Goodwill of NOK 5,613 million relates to the Mobile Business area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Total other intangible assets of Canal Digital were NOK 298 million at the date of consolidation, of which NOK 227 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 111 million was assigned to customer relationship (5 years average useful life) and NOK 116 million was assigned to trademarks (15 years average useful life).

Goodwill of NOK 1,988 million relates to the Plus Business Area with a useful life of 15 years. Goodwill on prior acquisitions is amortized according to original plan.

Total other intangible assets of Kyivstar were NOK 956 million at the date of consolidation, of which NOK 635 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 522 million was assigned to customer relationship (5 years average useful life) and NOK 48 million was assigned to licenses (9 years average useful life) and NOK 65 million was assigned to trademarks (10 years average useful life).

Goodwill of NOK 371 million relates to the Mobile Business Area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Pro forma information (unaudited)

The following unaudited pro forma financial information presents results as if the acquisition of Pannon GSM, Kyivstar, Canal Digital, COMSAT and Utfors had occurred at the beginning of the respective periods:

(in NOK millions, except per share data)	2002	2001
Pro forma revenues	52,023	53,999
Profit before taxes and minority interests	(5,693)	8,322
Pro forma net income	(4,854)	5,487
Pro forma net income per share in NOK	(2.735)	3.096

The pro forma results are adjusted for Telenor's interest expenses and amortization of excess values and the results in the period prior to the acquisitions. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the acquisitions been in effect in the respective periods or of future results.

Significant Disposals in 2002

There were no significant disposals in 2002.

Significant Acquisitions in 2001

(in NOK millions) Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
DiGi.Com bhd	Malaysia	28.1	Mobile Communication	3,223	3,003	3–20 years
VimpelCom	Russia	[1]	Mobile Communication	255	-	-
Otrum Electronics ASA	Norway	33.1	TV-distribution	266	91[2]	10 years
Sweden On-Line AB	Sweden	100.0	TV-distribution	165	130	10 years
Telenordia AB	Sweden	50.0	Telecommunication	130	115	0.5–1 year
SAIT Communications S.A	Belgium	100.0	Satellite Mobile Communications	189	180	10 years
DnB IT-operations	Norway	100.0	Operation services	597	390	7 years
Unigrid AB	Sweden	100.0	Operation services	122	97	10 years
Accept Data AS	Norway	100.0	Information technology	65	56	10 years
Wireless Matrix Corporation	Canada	30.8	Mobile Communication	317	225[2]	3 years

[1] Telenor reduced its ownership share through a share issue in VimpelCom, and acquired shares to maintain the voting interest of 25%.

[2] Net excess value is included in the book value of associated companies and joint ventures.

On 1 September 2001, Telenor acquired an additional 28.1% of the outstanding common shares in DiGi.Com. After completion of the acquisition Telenor owns 61% of the outstanding common shares and the results of DiGi.Com operations have been included in the consolidated financial statements since that date. Under current Malaysian law Telenor is required to reduce its ownership interest in DiGi.Com to below 50% by 2005. DiGi.Com is a leading telecommunications service provider in Malaysia with a full range of telecommunications-related services. DiGi.Com is Malaysia's market leader in prepaid services. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was NOK 3.2 billion and was paid in cash. The value was set based on the stock price through a partial tender offer.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation[1]:

(in NOK millions)	DiGi.Com 1 September 2001
Goodwill	3,835
Other intangible assets	773
Tangible assets and financial assets	4,271
Current assets	794
Total assets	9,673
Long-term liabilities	1,727
Short-term liabilities	968
Total liabilities	2,695
Minority interests	1,316
Net assets at the date of consolidation	5,662

[1] These figures include consideration for the last acquisition and the carrying value for the prior investment, when the company was accounted for as an associated company.

Total intangible assets of DiGi.Com was NOK 773 million at the date of consolidation, of which NOK 668 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 302 million was assigned to customer relationship (3–5 years average useful life), NOK 199 million was assigned to licenses (15 years average useful life) and NOK 167 million was assigned to trademarks (10–20 years average useful life).

Goodwill of NOK 3,835 million relates to the Mobile Business Area with a useful life of 20 years.

Pro forma information (unaudited)

The following unaudited pro forma financial information presents results as if the acquisition of DiGi.Com had occurred at the beginning of the respective periods:

(in NOK millions, except per share data)	2001	2000
Pro forma revenues	47,678	39,403
Profit before taxes and minority interests	10,122	1,809
Pro forma net income	6,922	830
Pro forma net income per share in NOK	3.905	0.582

The pro forma results are adjusted for Telenor's interest expenses and amortization of excess values and the results in DiGi.Com in the period prior to the acquisition. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchase of DiGi.Com been in effect at the respective periods or of future results.

Significant Disposals in 2001

In January 2001, Telenor sold Norcom Networks Communications Inc. in exchange for shares in the listed company Wireless Matrix Corporation. A gain of NOK 259 million before taxes was recorded.

In January 2001, Telenor sold its 10% ownership interest in VIAG Interkom and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 20.7 billion.

In April 2001, Telenor sold its 49.5% ownership interest in Esat Digifone and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 11.4 billion.

Telenor sold the business area Telenor Media with effect from 1 October 2001. A gain of NOK 5.0 billion before taxes was recorded. The cash consideration was NOK 5.8 billion. The disposal was in line with the strategy to dispose of non-core business.

Set forth below is the split between the continued and the discontinued operations of Telenor Media:

(in NOK millions except per share data)	2001	2000
Net income for Telenor Media	187	228
Gain on sale of Telenor Media	5,000	-
Tax on gain on sale of Telenor Media	(72)	-
Effect on net income of discontinued operations	5,115	228
Net income for Telenor Group	7,079	1,076
Net income from continued operations (excluding Telenor Media)	1,964	848
Net income per share in NOK from discontinued operations (Telenor Media)	2.886	0.160
Net income per share in NOK from continued operations (excluding Telenor Media)	1.108	0.594

Significant Acquisitions in 2000

(in NOK millions) Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
OJSC Comincom/Combellga	Russia	67.5	Fixed network	806	721	5-20 years
Telenordia AB	Sweden	16.7	Fixed network, internet	1,239	1,070[1]	10 years
DiGi.Com bhd	Malaysia	2.9	Mobile telecommunication	393	329[1]	15 years
Fellesdata AS	Norway	100.0	Information Technology	2,528	2,421	20 years
Sonofon Holding A/S	Denmark	53.5	Mobile telecommunication	14,201	14,570	5-20 years
Total Access Communication PCL	Thailand	29.9	Mobile telecommunication	4,828	3,350	5-20 years
United Communication Industry PCL	Thailand	24.9	Mobile telecommunication	1,720	1,382[1]	5-20 years
Canal Digital Norge AS	Norway	16.0	TV-distribution	170	172[1]	10 years
BDC AS	Norway	62.0	Information Technology	67	62	10 years
XTML Ltd	UK	80.9	Internet	229	337	5 years
CIX Ltd	UK	100.0	Internet	70	78	5 years
alfaNETT AS	Norway	100.0	TV-distribution	499	415	10 years
EuroCom Holding Aps	Denmark	75.0	Information Technology	83	83	5 years

[1] Net excess value is included in the book value of associated companies and joint ventures.

Significant Disposals in 2000

Telenor disposed of its ownership in Storm Communications Ltd. in the beginning of 2000 and recorded a gain of NOK 309 million before taxes. Telenor Inkasso AS and Telenor Finans AS were also sold for total gains of NOK 138 million.

Telenor reduced the ownership in the associated company Cosmote S.A. to 18% and recorded a gain of NOK 913 million before tax. In connection with this transaction Telenor increased its ownership in Telenor B-Invest to 100%. Telenor B-Invest owns Telenor's shares in Cosmote.

Telenor reduced its ownership interest in Scandinavian Online AB and recorded a gain of NOK 205 million before taxes.

Bravida AS was merged with a holding company of BPA AB and is being accounted for as an associated company with effect from 1 November 2000. Telenor's ownership interest was 49.71% as of 31 December 2000. No gain was recorded in this transaction.

Pro forma information (unaudited)

The following unaudited pro forma financial information presents results as if the acquisition of the subsidiaries in the table above for 2000 had occurred at the beginning of 2000:

(in NOK millions, except per share data)	2000
Pro forma revenues	38,277
Pro forma net income	788
Pro forma net income per share in NOK	0.553

The pro forma net income is adjusted for Telenor's interest expenses and amortization of excess values and the net income in the companies in the period prior to the acquisitions. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchases been in effect at the respective periods or of future results.

2. REVENUES

(in NOK millions)	2002	2001	2000
Analog (PSTN)/digital (ISDN and ADSL)	14,189	13,668	12,802
Mobile telephony	17,199	9,531	7,197
Leased lines	1,008	1,065	902
Satellite and TV-distribution	5,903	3,879	3,245
Other network based activities	2,784	2,633	2,215
Customer equipment	1,528	2,165	2,836
IT service and installations	4,626	5,009	4,738
Advertising, etc	-	1,266	1,555
Other	1,431	1,388	1,040
Revenues	48,668	40,604	36,530
Gain on disposal of fixed assets and operations	158	5,436	1,042
Total revenues	48,826	46,040	37,572

Analog (PSTN)/digital (ISDN and ADSL) includes revenues from traffic, subscription and connection for analog (PSTN) and digital (ISDN and ADSL). Further, it includes revenues from incoming traffic from other telephone operators.

Mobile telephony includes revenues from traffic, subscription and connection for mobile telephones, paging, incoming traffic from other mobile operators, text messages and content.

Leased lines include revenues from subscription and connection for digital and analog circuits.

Satellite includes revenues from satellite broadcasting, distribution of TV channels to the Nordic market, satellite-based network, and revenues from maritime satellite communication. *TV-distribution* includes revenues from subscription, connection and distribution of TV channels through cable and satellite, and sale of program cards.

Other network-based activities include revenues from leased networks, data network services, Internet subscriptions, etc.

Customer equipment includes sale of customer equipment (telephone sets, mobile phones, computers, PABXs, etc.).

IT service and installations includes revenues from installations, sales and operation of IT-systems, together with consultancy services and sale of software.

Advertising, etc. includes sale of advertising related to directory activities and sales of directories, etc, mainly through our subsidiary Telenor Media, which we sold as of 1 October 2001.

Other includes revenues from contracting, rent etc.

3. BUSINESS AREAS

Mobile comprised the Group's mobile communication comprising voice, data, Internet, content services and electronic commerce in the Norwegian and the international markets. *Networks* comprised the Group's fixed network in Norway and delivers services including analog (PSTN), digital (ISDN) broadband and leased lines to residential and business customers and to other network operators, as well as ADSL to service providers. *Plus* comprised TV-based services mainly within the Nordic region and provided Internet access, and services including ADSL to the residential market in Norway, as well as telephony and Internet services in Sweden until 31 December 2002. *Business Solutions* comprised a broad range of communication and application management solutions to the business market in Norway and selected European countries. *EDB Business Partner* is an Oslo Stock Exchange listed IT group, which delivers solutions, consulting services and operating services. *Other Business units* comprised business units as Satellite Services, Satellite Networks, Teleservice, Venture and Itworks, which filed for bankruptcy in 2002. *Corporate functions and Group activities* comprised activities as Real Estate, Research and Development, strategic Group projects, Internal IT operations, Group Treasury, International services and central staff and support functions. *Bravida* delivers installation, maintenance and operating services to network operators and other customers. From 1 November 2000 Bravida became an associated company of Telenor. Media delivered directory service in Norway and abroad. Telenor Media was sold with effect from 1 October 2001.

The business areas and the amount of each business areas item reported below for 2002, 2001 and 2000 are consistent with reporting to the chief operating decision-maker in these periods, considered changes in the structure of the business areas in 2001, and were used by the chief operating decision-maker for assessing performance and allocating resources.

Telenor has implemented changes in the business area structure from 1 January 2003. For external reporting, Networks will consist of the operations of Networks in the 2002 structure, as well as parts of the operations of Business Solutions, the IT-operations from Corporate functions and Group activities and the Internet part of Plus. The remaining Broadcasting part of Plus will be reported as a separate business area. Nextra International and the software operations, both transferred from Business Solutions will be reported under other business areas. Mobile remains unchanged.

Deliveries of network-based regulated services within the Group are priced based on cost prices in negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the business areas are to be based on market prices.

Gain and loss from Group internal transfer of business, Group contribution and dividends are not included in the profit and loss statements for the business areas. Eliminations of profit and loss are primarily sales and purchases between the business areas. Balance sheet eliminations are primarily Group internal receivables and payables.

Profit and loss 2002

(in NOK millions)	Revenues[1]	External revenues[1]	EBITDA[2]	Depreciation, amortization and write-downs	Operating profit (loss)	Associated Companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Networks	16,488	13,761	5,717	3,191	2,526	-	(329)	2,197
Plus	4,862	4,378	139	1,022	(883)	(270)	(815)	(1,968)
Business Solutions	6,157	4,444	26	1,833	(1,807)	1	(54)	(1,860)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	3,978	3,320	274	364	(90)	(132)	(866)	(1,088)
Corporate functions and Group activities	2,850	458	(477)	708	(1,185)	(1)	1,929	743
Elimination	(10,196)	-	(40)	(154)	114	(13)	(95)	6
Total	48,826	48,826	13,469	13,789	(320)	(2,450)	(2,366)	(5,136)

[1] Revenues include gains on disposal of fixed assets and operations.

[2] EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Balance and investments at 31 December 2002

(in NOK millions)	Fixed assets	Associated companies	Current assets	Total assets	Long-term liabilities incl. provisions	Short-term liabilities	Invest-ments
Mobile	36,644	8,532	8,833	54,009	36,846	23,377	12,625
Networks	12,824	-	4,318	17,142	7,564	7,479	1,853
Plus	7,465	711	3,971	12,147	11,803	2,887	2,925
Business Solutions	3,945	9	4,543	8,497	5,475	2,999	1,104
EDB Business Partner	2,433	17	1,495	3,945	921	1,358	255
Other business units	3,234	210	2,715	6,159	4,281	1,475	1,029
Corporate functions and Group activities	70,987	1	19,135	90,123	22,507	25,245	1,588
Elimination	(72,859)	9	(29,714)	(102,564)	(58,943)	(43,104)	(79)
Total	64,673	9,489	15,296	89,458	30,454	21,716	21,300

Profit and loss 2001

(in NOK millions)	Revenues[1]	External revenues[1]	EBITDA[2]	Depreciation, amortization and write-downs	Oper-ating profit (loss)	Associated Companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	12,558	11,260	4,067	1,572	2,495	9,677	(496)	11,676
Networks	16,568	14,112	5,666	3,491	2,175	—	(149)	2,026
Plus	3,386	2,954	248	1,089	(841)	(547)	(410)	(1,798)
Business Solutions	5,940	4,616	(828)	2,140	(2,968)	(874)	(316)	(4,158)
EDB Business Partner	4,811	3,353	447	1,655	(1,208)	130	(94)	(1,172)
Media	1,343	1,263	313	51	262	(12)	21	271
Other business units	4,033	2,995	(37)	649	(686)	(80)	(402)	(1,168)
Corporate functions and Group activities	7,890	5,491	4,593	454	4,139	(30)	686	4,795
Elimination	(10,489)	(4)	(219)	(28)	(191)	(27)	1	(217)
Total	46,040	46,040	14,250	11,073	3,177	8,237	(1,159)	10,255

[1] Revenues include gains on disposal of fixed assets and operations.

[2] EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Balance and investments at 31 December 2001

(in NOK millions)	Fixed assets	Associated Companies	Current assets	Total assets	Long-term liabilities incl. provisions	Short-term liabilities	Invest-ments
Mobile	29,281	13,078	15,485	57,844	19,418	34,899	7,211
Networks	14,246	—	4,441	18,687	4,520	6,658	3,719
Plus	4,996	850	2,456	8,302	5,324	2,997	1,741
Business Solutions	4,257	7	4,572	8,836	2,052	8,723	1,572
EDB Business Partner	2,957	29	1,684	4,670	1,081	1,431	923
Media	-	-	-	-	-	-	183
Other business units	3,424	247	2,378	6,049	3,480	1,324	728
Corporate functions and group activities	40,545	-	20,772	61,317	13,118	30,997	2,769
Elimination	(47,857)	35	(35,260)	(83,082)	(29,347)	(69,735)	-
Total	51,849	14,246	16,528	82,623	19,646	17,294	18,846

Profit and loss 2000

(in NOK millions)	Revenues[1]	External revenues[1]	EBITDA[2]	Depreciation, amortization and write-downs	Operating profit (loss)	Associated Companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	9,799	8,267	2,720	1,126	1,594	(460)	(821)	313
Networks	16,685	14,318	5,672	2,625	3,047	-	(72)	2,975
Plus	2,875	2,500	611	476	135	20	(8)	147
Business Solution	4,316	3,358	(600)	573	(1,173)	(69)	(161)	(1,403)
EDB Business Partner	3,966	2,461	554	353	201	(21)	(19)	161
Media	1,655	1,557	359	58	301	6	33	340
Bravida	4,225	1,799	80	89	(9)	-	(11)	(20)
Other business units	4,033	2,542	261	442	(181)	(167)	142	(206)
Corporate functions and Group activities	3,809	852	445	429	16	(1)	(34)	(19)
Elimination	(13,791)	(82)	(539)	(237)	(302)	-	17	(285)
Total	37,572	37,572	9,563	5,934	3,629	(692)	(934)	2,003

[1] Revenues include gains on disposal of fixed assets and operations.

[2] EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Geographic distribution of revenues based on customer location[1]

(in NOK millions)	2002	2001	2000
Norway	31,044	36,555	31,466
Other Nordic	3,298	2,235	2,018
Western Europe	1,588	2,061	1,579
Central Europe	5,348	800	841
Eastern Europe	1,619	828	160
Asia	4,409	2,346	594
Other countries	1,520	1,215	914
Total revenues	48,826	46,040	37,572

Geographic distribution of revenues based on company location[1]

(in NOK millions)	2002	2001	2000
Norway	33,224	39,453	34,235
Other Nordic	2,492	878	641
Western Europe	1,580	2,144	1,246
Central Europe	4,966	505	337
Eastern Europe	1,427	705	286
Asia	4,295	2,088	537
Other countries	842	267	290
Total revenues	48,826	46,040	37,572

[1] Revenues include gains on disposal of fixed assets and operations. Gain on disposal of foreign subsidiaries is recorded as relating to the country in which the subsidiary was located.

Assets by geographical location of the company

	Tangible assets		Total assets	
(in NOK millions)	2002	2001	2002	2001
Norway	28,102	30,004	33,290	31,788
Other Nordic	1,495	562	7,509	8,126
Western Europe	164	225	13,997	15,572
Central Europe	2,881	319	13,827	3,569
Eastern Europe	2,363	758	6,646	3,914
Asia	5,584	5,717	13,184	19,145
Other countries	413	23	1,005	509
Total assets	41,002	37,608	89,458	82,623

4. COST OF MATERIALS AND TRAFFIC CHARGES

(in NOK millions)	2002	2001	2000
Traffic charges — network capacity	6,463	4,853	3,688
Traffic charges — satellite capacity	1,527	1,190	805
Cost of materials etc	4,495	4,161	5,113
Total cost of materials and traffic charges	12,485	10,204	9,606

5. OWN WORK CAPITALIZED

(in NOK millions)	2002	2001	2000
Cost of materials etc	29	220	367
Salaries and personnel costs	303	396	667
Other operating expenses	235	386	510
Total own work capitalized	567	1,002	1,544

6. SALARIES AND PERSONNEL COSTS

(in NOK millions)	2002	2001	2000
Salaries and holiday pay	7,659	7,897	8,109
Social security tax	1,168	1,132	1,212
Pension costs including social security tax	789	591	538
Other personnel costs	488	508	654
Total salaries and personnel costs	10,104	10,128	10,513

The average number of employees was 23,000 in 2002, 22,400 in 2001 and 24,950 in 2000.

7. PENSION OBLIGATIONS

Telenor provides defined benefit pension plans for substantially all employees in Norway. In addition, the Norwegian government provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament. Benefits are determined based on the employee's length of service and compensation. The cost of pension benefit plans is expensed over the period which the employee renders services and becomes eligible to receive benefits.

13.298 of the Group's employees were covered through Telenor Pension Fund as of 31 December 2002. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds and shares fund these pension plans. For employees outside of Norway, contribution plans are dominant.

In addition Telenor has two early retirement pensions plans. The agreement-based early retirement plan (AFP) was established in 1997. Under this scheme employees may retire upon reaching the age of 62 years or later. The other plan is an early retirement plan that was offered to the employees within established criteria until the end of 1996. Telenor ASA covers the cost of early retirement. The present value of the estimated pension obligation is included in the calculation of the pension obligation presented below. This early retirement plan does not have any plan assets.

Actuarial gains and losses are mainly due to the reduction in discount rate, which was implemented as of 31 December 1999, as well as lower actual return on plan assets than estimated, due to the reduction in share prices the latest years. In addition higher salary increases and pensions adjustments than estimated have increased actuarial losses.

(in NOK millions)	2002	2001
Change in benefit obligation		
Benefit obligation at the beginning of the year	3,335	2,945
Service cost	543	435
Interest cost	218	186
Actuarial gains and losses	40	106
Acquisitions and sale	5	(108)
Benefits paid	(212)	(229)
Benefit obligations at the end of the year	3,929	3,335

(in NOK millions)	2002	2001
Change in plan assets		
Fair value of plan assets at the beginning of the year	2,400	2,052
Actual return on plan assets	(38)	7
Acquisitions and sale	8	(88)
Pension contribution	531	549
Benefits paid	(142)	(120)
Fair value of plan assets at the end of the year	2,759	2,400
Funded status	1,170	935
Unrecognized prior service costs	(154)	(233)
Unrecognized net actuarial losses	(852)	(644)
Prepaid social security tax	27	6
Total provision for pensions	191	64

Assumptions as of 31 December	2002	2001	2000
Discount rate in %	6.5	6.5	6.5
Expected return on plan assets in %	7.5	7.5	7.5
Rate of compensation increase in %	3.5	3.5	3.5
Expected increase in the social security base amount in %	3.0	3.0	3.0
Annual adjustments to pensions in %	3.0	3.0	3.0

Components of net periodic benefits cost	2002	2001	2000
Service cost	543	435	375
Interest cost	218	186	189
Expected return on plan assets	(185)	(164)	(148)
Amortization of prior service costs	14	23	23
Amortization of actuarial gains and losses	57	16	25
Social security tax	90	68	59
Net periodic benefit costs	737	564	523
Contribution plan costs	52	27	15
Total pension costs charged to profit (loss) for the year	789	591	538

8. OTHER OPERATING EXPENSES

(in NOK millions)	2002	2001	2000
Cost of premises, vehicles, office equipment, etc	2,196	2,267	1,939
Operation and maintenance	3,418	2,673	954
Travel and travel allowances	560	750	772
Postage Freight, Distribution and Telecommunication	327	343	365
Concession fees	425	130	91
Marketing and sales commission	2,069	1,787	1,582
Advertising	916	598	596
Bad debt[1]	337	362	191
Consultancy fees and external personnel[2]	1,394	2,246	2,222
Workforce reductions, loss contracts and exit from activities[1]	982	625	(10)
Other	564	616	674
Total other operating expenses	13,188	12,397	9,376

[1] See note 9 and 11 respectively.

[2] Includes fees for consultants and external personnel, which perform services that are sold to external customers or capitalized on fixed assets.

9. BAD DEBT

(in NOK millions)	2002	2001	2000
Provisions as of 1 January	543	462	538
Provisions as of 31 December	643	543	462
Change in provisions for bad debt	100	81	(76)
Other changes in provisions for bad debt[1]	(119)	60	6
Realized losses for the year	418	264	312
Recovered amounts previously written off	(62)	(43)	(51)
Total bad debt	337	362	191

[1] Includes effects of disposal and acquisition of businesses and translation adjustments.

10. RESEARCH AND DEVELOPMENT COSTS

Research and development costs amounted to NOK 531 million, NOK 916 million and NOK 524 million for 2002, 2001 and 2000 respectively. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network. It is expected that research and development costs will create future profitability.

11. WORKFORCE REDUCTIONS, LOSS CONTRACTS AND EXIT FROM ACTIVITIES

In 2002, 2001 and 2000, provisions were made for workforce reduction, loss contracts and exit from activities.

Loss contracts relate mainly to contractual obligations no longer of use in the ongoing business, loss on delivery contracts and loss on property leases.

The following tables displays roll forward of the accruals from 31 December, 1999:

(in NOK millions)	31.12.1999 balance	2000 additions	2000 amounts utilized	31.12.2000 balance	2001 additions	2001 amounts utilized	31.12.2001 balance
Workforce reductions etc[1]	74	9	25	58	667	209	489

[1] Include expenses for workforce reductions, loss contracts and exit from activities.

(in NOK millions)	31.12.2001 balance	2002 additions in profit and loss	2002 additions directly in balance	2002 amounts utilized	2002 amounts taken to income	31.12.2002 balance
Workforce reductions	112	713	22	183	1	663
Loss contracts and exit from activities	377	309	39	250	39	436
Total	489	1,022	61	433	40	1,099

Additions in profit and loss in 2002 are as follows: Mobile expensed NOK 117 million and Networks NOK 161 million for workforce reductions. EDB Business Partner expensed NOK 106 million for workforce reductions and NOK 5 million for exit from activities. Plus expensed NOK 55 million for workforce reductions and NOK 19 million for termination of property lease contracts. Business Solutions expensed NOK 58 million for workforce reductions and NOK 96 million for loss contracts and exit from activities. Other business units expensed NOK 79 million for workforce reductions, of which NOK 75 million related to close down of departments in Teleservice. Corporate functions and Group activities expensed NOK 137 million for workforce reductions and NOK 190 million for loss on property lease contracts. Additions directly in the balance sheet related to Utfors AB, which was consolidated as of 31 December 2002, and was a consequence of events and decisions made in the company prior to the time of consolidation. Amounts taken to income in 2002 related to TTYL and in Business Solutions International, where the outcomes of loss contracts and exit from activities were better than estimated.

Provisions for workforce reduction as of 31 December 2001 included more than 250 employees. Costs for workforce reductions in 2002 included termination of employment of approximately 1,700 employees. The provision of workforce reduction as of 31 December 2002 included approximately 1,600 employees.

The additions in 2001 are as follows: Plus expensed NOK 49 million for loss contracts and Business Solutions expensed NOK 229 million for workforce reductions, loss contracts and exit from activities, mainly related to the Internet business. EDB Business Partner expensed NOK 170 million for workforce reductions, loss contracts and exit from activities, and additionally recorded NOK 42 million in the balance sheet in connection with the purchase price allocation in a business combination. Other business units and corporate functions expensed NOK 177 million in 2001, of which NOK 74 million related to transfer of activity in the Telemuseum to a foundation, NOK 42 million for restructuring and workforce reductions in Itworks and NOK 47 million for exit from the activities in TTYL. Of the provision related to the dismantling of the NMT 900 mobile network as of 31 December 2000, NOK 27 million was reversed in 2001 without incurring related expenses.

12. FINANCIAL INCOME AND EXPENSES

(in NOK millions)	2002	2001	2000
Dividends from satellite organizations	-	97	196
Interest income	476	740	573
Other financial income	91	60	59
Total financial income	567	897	828
Interest expenses	(1,901)	(1,638)	(1,965)
Other financial expenses	(96)	(53)	(96)
Capitalized interest	164	295	140
Total financial expenses	(1,833)	(1,396)	(1,921)
Net foreign currency gain (loss)	(311)	(402)	(64)
Gain on sale of financial assets	59	491	376
Loss and write-downs of financial assets	(848)	(749)	(153)
Net gain (loss) and write-downs of financial assets	(789)	(258)	223
Net financial items	(2,365)	(1,159)	(934)

During 2002 and 2001, write-downs of NOK 817 and NOK 599 million respectively were made on shares and other financial assets, for diminution in values other than temporary. The write-downs were triggered by a fall in market values. Listed shares were written down to the quoted market prices. For non-listed shares the values were based on individual estimates of the fair values. In 2002, the value of the capital contribution to Telenor Pension Fund was written down by NOK 78 million to the book value of the equity in the fund as of 31 December 2002.

13. TAXES

(in NOK millions)	2002	2001	2000
Profit (loss) before taxes and minority interests			
Norway	(1,150)	2,683	3,300
Outside Norway[1]	(3,986)	7,572	(1,297)
Total profit (loss) before taxes and minority interests	(5,135)	10,255	2,003
Current taxes			
Norway	2,769	1,826	1,184
Outside Norway	1,478	1,758	12
Total current taxes	4,247	3,584	1,196
Deferred taxes			
Norway	(4,005)	(555)	81
Outside Norway	(722)	868	(416)
Total deferred taxes	(4,727)	313	(335)
Total income tax expense (income)	(480)	3,897	861

[1] Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses are, however, to a large extent liable to tax in Norway, except the sale of VIAG Interkom in 2001.

Effective tax rate

(in NOK millions)	2002	2001	2000
Expected income taxes according to statutory tax rate (28%)[1]	(1,438)	2,871	561
Net losses from associated companies and subsidiaries outside Norway[2]	1,012	1,778	674
Net non-deductible expenses and (non-taxable income)	85	(1,404)	(79)
Amortization and write-downs of goodwill	850	399	100
Previous not recognized deferred tax assets	(725)	(205)	(410)
Not recognized tax assets current year	73	470	-
Tax claim related to Sonofon	2,409	-	-
Court case in Greece	414	-	-
Liquidation of Telenor Digifone Holding AS	(3,227)	-	-
Other	67	(12)	15
Income tax expense (income)	(480)[3]	3,897	861
Effective tax rate in %	N/A[3]	38.0	43.0

[1] Norwegian nominal statutory tax rate is 28%.

[2] Includes amortization and write-downs of Telenor's excess values in respect of associated companies.

[3] There was a loss before taxes and minority interests in 2002, and a tax income.

The tax income in 2002 was lower, and the tax expense for 2001 and 2000 was higher than the nominal statutory tax rate should imply. This was due to valuation allowances, mainly on losses in associated companies and subsidiaries outside Norway, together with the amortization and write-downs of part of the net excess values (mainly goodwill). A large portion of the amortization and write-downs of goodwill in EDB Business Partner in 2002 and previous years have reduced taxes in 2002 and previous years.

In 2002, Telenor realized tax losses on the simultaneous liquidation of Telenor Digifone Holding AS and Nye Telenor Communications I AS. Telenor Digifone Holding AS was the company that realized the sale of shares in Esat Digifone in 2001. The taxable loss was due to a high cost price for tax purposes for the shares owned by Telenor ASA. Furthermore, in 2002 Telenor sold, or entered agreements to sell, some companies on which valuation allowances had been recorded in previous years, mainly companies in Business Solutions International. These effects have been recorded in the reconciliation line item " Previous not recognized deferred tax assets". In cases where subsidiaries still are consolidated valuation allowances in subsidiaries is listed in the note below and devaluated.

During the ordinary assessment for 2002, the tax assessment authorities in Norway notified Telenor Communication AS (now Telenor Eiendom Holding AS) that its tax return for the financial year 2001 had not been accepted insofar as the loss deriving from the disposal of the shares in Sonofon Holding A/S was concerned. As a result of this tax claim, the current tax for 2001 was increased by NOK 2.41 billion, which was expensed in 2002. Telenor recognized this tax loss upon the disposal of shares in Sonofon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. Telenor has in January 2003 initiated proceedings against the Norwegian Tax Authorities. The change of our tax return has increased the RISK adjustment (adjustment of the taxable cost-price, that only affect Norwegian investors) for Telenor ASA as of 1 January 2002 by NOK 3.44 per share. Any subsequent reassessment as a result of a court ruling in favor of Telenor will decrease the RISK adjustment with effect from 1 January in the year of reassessment.

In 2002 Telenor expensed NOK 0.4 billion related to a court ruling in Greece, where the disputed amount reduced taxes payable in 2000. Telenor will appeal the judgment.

In 2001, Telenor recorded deferred tax assets on some of the write-downs of goodwill in EDB Business Partner and on some other businesses outside Norway due to agreements to sell these activities. In addition, Sonofon was realized in 2001 for tax purposes, and reduced our estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001. In 2001 Telenor recorded current taxes of NOK 4.6 billion on the gains on sale of VIAG Interkom and Esat Digifone, in addition to deferred taxes on these sales of NOK 1.5 billion. There was also a low taxable gain from the sale of Telenor Media due to a high cost price for tax purposes established in connection with the formation of the new holding company Telenor ASA in 2000, where the new tax values established was based on estimated market values at that time.

In 2000 deferred tax assets related to the accumulated losses from VIAG Interkom and Esat Digifone were recorded as these companies were sold in 2001. Furthermore, the gain on sale of Storm Communication Ltd was not taxable.

Tax losses carried forward is to a large extent related to subsidiaries outside Norway, but in 2002 Telenor realized a large tax loss to be carried forward, related mainly to the liquidation of Telenor Digifone Holding AS. Tax loss carried forward in Norway was NOK 11.8 billion as of 31 December 2002. Amounts carried forward expire as follows:

Tax losses carried forward

(in NOK millions)	
2003	79
2004	33
2005	114
2006	989
2007	198
2007 and later	12,324
Not time-limited	3,656
Total tax losses carried forward	17,393

Deferred taxes

(in NOK millions)	Assets 2002	Liabilities 2002	Assets 2001	Liabilities 2001
Tangible and intangible assets	2,669	(1,342)	1,716	(1,113)
Associated companies	3,368	(704)	1,819	(9)
Undistributed earnings from foreign subsidiaries	-	(76)	-	923
Other long-term items	534	(868)	210	(170)
Total long-term assets and liabilities	6,571	(2,990)	3,745	(2,215)
Current assets	195	(51)	290	(136)
Current liabilities	508	(147)	315	(86)
Total current assets and liabilities	703	(198)	605	(222)
Tax losses carried forward	4,943	-	1,380	-
Deferred taxes	12,217	(3,188)	5,730	(2,437)
Valuation allowances	(4,679)		(3,188)	
Net deferred taxes	4,350		105	
Of which deferred tax assets (note 14)	4,866		600	
Of which deferred tax liabilities (note 19)	(516)		(495)	

Deferred taxes have not been recognized on undistributed earnings from domestic entities, which can be remitted tax-free as dividends or undistributed earnings from investments in foreign subsidiaries that are considered essentially permanent in nature.

Preliminary RISK regulation (regulation of the taxable cost price) per share for Telenor ASA for 2002 is calculated to be negative by NOK 0.56 per share.

14. INTANGIBLE ASSETS

(in NOK millions)	Accumul. cost 01.01.02	Additions 2002	Foreign exchange adjustm. 2002	Disposals 2002	Amort. and write-downs 2002	Acc. amort. and write-downs 31.12.02	Book value 31.12.02	Book value 31.12.01
Goodwill	10,970	7,456	(1,039)	(305)	(3,634)	(6,982)	10,100	7,439
Other intangible assets								
Customer Base	420	2,383	(57)	(17)	(448)	(492)	2,237	383
Licenses	1,581	306	(46)	(74)	(492)	(737)	1,030	1,339
Trademarks	167	446	(35)	-	(43)	(48)	530	162
Other	512	1,219	(12)	(153)	(375)	(418)	1,148	277
Total other intangible assets	2,680	4,354	(150)	(244)	(1,358)	(1,695)	4,945	2,161
Total	13,650	11,810	(1,189)	(549)	(4,992)	(8,677)	15,045	9,600
Deferred tax assets	-	-	-	-	-	-	4,866	600
Total intangible assets	13,650	11,810	(1,189)	(549)	(4,992)	(8,677)	19,911	10,200

The additions of other intangible assets in 2002 are mainly related to Pannon GSM, Kyivstar and Canal Digital.

Specification of amortization and write-downs:

(in NOK millions)	Goodwill			Other intangible assets		
	2002	2001	2000	2002	2001	2000
Amortization	1,002	668	496	962	317	124
Write-downs	2,632	2,266	-	396	126	13
Total	3,634	2,934	496	1,358	443	137

Changes in the carrying value of goodwill for the year ended 31 December 2002:

(in NOK millions)	Mobile	Plus	Business Solutions	EDB Business Partner	Other units	Total
Balance as of 1 January 2002	3,849	512	739	1,979	360	7,439
Goodwill acquired during the year	5,749	1,999	(307)[1]	83	(68)	7,456
Translation adjustments	(840)	(12)	(146)	(27)	(14)	(1,039)
Amortization	(509)	(135)	(150)	(166)	(42)	(1,002)
Write-downs (impairment losses)	(2,138)	-	(162)	(356)	24	(2,632)
Goodwill written off related to sale of business units	-	(48)	-	(15)	(59)	(122)
Balance as of 31 December 2002	6,111	2,316	(26)	1,498	201	10,100

[1] Includes negative goodwill related to Utfors AB, see the table below.

The write-down of goodwill in Mobile was related to DiGi.Com as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at 31 December 2002, adjusted to reflect a control premium. The write-downs of goodwill in EDB Business Partner were based on a review of all individual goodwill items based on discounted future cash flows. The write-down in Business Solutions was partly related to Nextra International based on evaluation of the profitability in each company.

Goodwill relates to the following subsidiaries and operations:

(in NOK millions)	Book value 31.12.02	Amortization period	Year of acquistion
Pannon GSM	5,124	10–20 years	2002
Canal Digital Group	1,929	10–15 years	2002
Kyivstar	325	12–20 years	2002
Utfors AB[1]	(351)	18 years	2002
DiGi.Com bhd	641	15–20 years	2001
Sweden On Line AB	109	10 years	2001
Unigrid AB	105	10 years	2001
Marlink (former SAIT Communications S.A)	60	10 years	2001
DnB IT Operations	334	7 years	2001
Fellesdata AS	915	20 years	2000
OJSC Comincom/Combellga	306	10 years	2000
Telenor Avidi AS (alfaNETT)	189	10 years	2000
Others	414	3–20 years	
Total	10,100		

[1] The allocation between goodwill and other net excess values and amortization periods are preliminary estimates.

15. TANGIBLE ASSETS

(in NOK millions)	Accumul cost 01.01.02	Additions 2002	Translation adjustm. 2002	Disposals 2002	Depreciation and write-downs 2002	Acc. depr. and write-downs 31.12.02	Book value 31.12.02	Book value 31.12.01
Local, regional & trunk networks	34,968	3,094	(256)	(17)	(2,005)	(26,940)	10,849	10,000
Mobile telephone network and switches	11,632	5,452	(838)	(12)	(1,753)	(6,609)	9,625	6,759
Subscriber equipment	315	28	(8)	(9)	(33)	(244)	82	104
Switches & equipment	15,073	589	(63)	(1,168)	(1,166)	(11,096)	3,335	3,993
Radio installations	1,669	17	(7)	(1)	(15)	(644)	1,034	1,040
Cable TV equipment	1,695	99	(2)	(50)	(192)	(746)	996	1,140
Land	710	143	(17)	(7)	(2)	(7)	822	704
Buildings	7,750	2,804	(11)	(274)	(368)	(3,852)	6,417	4,182
Support systems	8,696	4,326	(105)	(1,501)	(3,140)	(7,101)	4,315	3,696
Satellites	2,176	14	(3)	(1)	(123)	(1,397)	789	901
Total[1]	84,684	16,566	(1,310)	(3,040)	(8,797)	(58,636)	38,264	32,519
Work in progress[2]	5,089	(2,207)	(144)	-	-	-	2,738	5,089
Total	89,773	14,359	(1,454)	(3,040)	(8,797)	(58,636)	41,002	37,608

[1] Includes book value of NOK 1,870 million for capital leases as of 31 December 2002, mainly switches, GSM Mobile telephone network and satellites.
[2] Net additions.

Accumulated capitalized interest (cost) was NOK 1,116 million as of 31 December 2002.

Specification of amortization and write-downs:

(in NOK millions)	Tangible assets 2002	2001	2000
Depreciation	8,272	6,266	5,201
Write-downs	525	1,430	100
Total	8,797	7,696	5,301

In 2002, write-downs of NOK 276 million were recorded in Business Solutions on operating platforms and equipment, both used in the internal operations and used in operating contracts. Equipment related to operating contracts were evaluated based on expected cash flows from the operating contracts including terminal value at the end of the contract period. Internal operating platforms and equipment were written down when they no longer were in use. Similar evaluations were made in Telenor's internal IT-environment in Corporate functions and Group activities, resulting in write-downs of NOK 42 million in 2002. In Mobile, write-downs of NOK 133 million were made, to a large extent on equipment no longer in use in the IT-system portfolio in Mobile in Norway. In Plus, write-downs of NOK 52 million were made, primarily related to equipment for TV-distribution due to the low demand in the SMATV market in Denmark and Sweden.

The Group has entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile network with a book value as of 31 December 2002 of NOK 699 million. The agreements called for the prepayments of all amounts due by both parties under the leases to financial institutions. The financial institutions then release the payments over the life of the leases in accordance with their contractual terms. During the course of the lease, Telenor maintains the rights and benefits of ownership of the equipment. Telenor has received benefits of NOK 320 million since the parties can depreciate the equipment for tax purposes. The amount has been deferred over the expected lease periods.

16. FINANCIAL ASSETS

(in NOK millions)	2002	2001
Long-term receivables[*]	1,299	965
Shares and other investments[**]	2,461	3,076
Associated companies and joint ventures[***]	9,489	14,246
Total financial assets	13,249	18,287

*) Long term receivables

(in NOK millions)	2002	2001
Interest bearing		
Receivables on associated companies and joint ventures[1]	1,169	783
Loans to employees	31	27
Other long-term receivables	63	49
Provision for bad debt	(4)	-
Non-interest bearing		
Receivables on associated companies and joint ventures	4	21
Other long-term receivables	36	95
Provision for bad debt	-	(10)
Total long-term receivables	1,299	965

[1] In 2002, interest bearing receivables on associated companies and joint ventures related mainly to Bravida and Sonofon.

**) Shares and other investments:

Specification of other shares and investments in 2002:

(in NOK thousands)	No. of shares owned by Telenor	Share owned in %	Book value
Inmarsat Ventures Plc	15,000,000	15.0	1,435,000
Intelsat Ltd.	6,855,530	4.1	441,544
New Skies Satellites N.V.	4,709,400	3.7	130,901
Expert ASA	3,190,000	10.0	116,435
Eutelsat S.A.	4,127,130	0.4	35,458
Cosmo Holding Albania Societet Anonyme	48,000	3.0	23,283
Carrot Communication AS	1,162,791	5.3	10,000
GolfaXess ASA	486,500	12.0	6,405
Energivekst AS	45,000	4.3	4,750
RKS AB	194,401	2.0	3,840
Bank VPB	7,600	19.0	3,086
Bank Rosprombank	10,000	2.0	2,877
Norsk Helse Informatikk AS	140,000	17.3	2,300
Extend AS	319,400	42.6	2,000
Industream AS	488,047	12.4	1,906
IT Fornebu AS	76,200	16.3	1,657
Sørlandske Teknologisenter AS	1,300	18.0	1,300
Smart Club ASA	2,500,000	2.1	1,200
TÆL AS	1,000	10.8	1,030
Sponsor Service ASA	900,000	11.7	-
Capital contribution to Telenor Pensjonskasse			219,755
Other			16,084
Total other shares and investments			2,460,811

New Skies Satellites N.V., Expert ASA and RKS AB are listed companies. The market values as of 31 December 2002 for Telenor's shares were NOK 131 million, NOK 105 million and NOK 1 million respectively. Other includes shares in companies where Telenor owns more than 10% with insignificant book values.

***) Associated companies and joint ventures

(in NOK millions)	2002	2001
Balance 1 January	14,186	39,088
Investments	883	2,319
Transferred to/from other investments and disposal	(1,420)	(34,626)
Net income	341	(318)
Gains (losses) on disposal[1]	36	21,579
Amortization of net excess values	(862)	(1,427)
Write-downs of net excess values	(1,965)	(11,597)
Equity and translations adjustments	(1,760)	(832)
Balance 31 December	9,439	14,186
Of which investments carried with a negative value (classified as provisions)	50	60
Total associated companies and joint ventures	9,489	14,246

Associated companies and joint ventures are carried at negative values where Telenor has a corresponding liability above and beyond the capital contributed.

[1] Specification of gains and losses on disposal:

(in NOK millions)	2002	2001
VIAG Interkom	-	10,705
Esat Digifone	-	10,740
Ephorma AS	-	100
European Medical Solutions Group AS	-	41
Extel	40	-
Other	(4)	(7)
Total	36	21,579

Specifications of investments in associated companies and joint ventures:

(in NOK thousands) Company	Share owned in %	Book value 31.12.01	Investments/ disposals during 2002	Share of net income[1,2,6]	Amortization and write-downs of net excess values[6]	Equity and translation adjustments	Book value 31.12.02	Net excess values 31.12.02
Sonofon Holding A/S [3,6]	53.5	5,555,930	-	139,177	(1,489,189)	(458,627)	3,747,290	3,828,304,
VimpelCom [8,13]	29.0	1,806,770	-	313,714	(41,673)	(445,365)	1,633,447	209,232
VimpelCom-Region [9]	17.5	-	432,442			(41,368)	391,074	-
COSMOTE S.A.[12,13]	18.0	803,179	(2,115)	358,115	(4,959)	(143,371)	1,010,847	94,892
DTAC [6,10,13]	40.3	1,849,365	-	34,862	(950,172)	(380,058)	553,998	338,052
UCOM [6,13]	24.9	385,761	-	(709)	(89,432)	(76,621)	218,999	255,007
Connect Austria GmbH & Co [12]	17.5	821,910	-	(6,636)	-	(70,145)	745,128	-
European Telecom S.A (ProMonte) [5]	44.1	144,831	406	57,520	-	(31,008)	171,749	-
StavTeleSot J.S.C [11]	49.0	(894)	-	38,336	-	(5,346)	32,095	-
OniWay[6]	20.0	267,423	217,231	(459,984)	-	(24,670)	-	-
Kyivstar G.S.M. JSC	-	554,131	(645,796)	171,994	(31,672)	(48,657)	-	-
Extel Kaliningrad J.S.C. [11]	-	(7,017)	(44,376)	36,509	(712)	(4,404)	-	-
Pannon GSM [7]	-	729,137	(740,284)	14,934	(3,787)	-	-	-
ZebSign	50.0	26,900	-	(7,392)	-	-	19,509	-
Wireless Matrix Corporation	25.3	173,188	-	(64,835)	(66,283)	(20,682)	21,388	67,030
Nordialog Oslo AS	48.0	8,427	-	1,693	-	-	10,120	-
Triggerduck	33.5	7,777	-	(445)	(4,122)	-	3,210	1,050
Oslo Lufthavn Tele & Data	50.0	6,779	-	2,475	-	-	9,254	-
Glocalnet AB [13]	37.2	-	104,064	-	-	-	104,064	50,284
Canal Digital Group [4]	-	144,721	7,734	(143,778)	(8,677)	-	-	-
A-pressen ASA [13]	29.1	497,844	-	16,591	(30,828)	-	483,607	238,950
Otrum Electronics ASA [13]	33.1	184,481	-	(4,836)	(83,831)	-	95,814	-
BitCom AB	49.0	4,322	3,974	395	(335)	306	8,051	2,781
AXON AS	-	7,733	(6,700)	(557)	(476)	-	-	-
TIBE Reklame Holding AS	34.0	12,346	-	-	(2,856)	-	9,490	7,120
Logan-Orviss Int Inc.	44.0	8,793	-	(908)	(306)	-	7,579	322
World Wide Mobile Communications AS	40.0	61,474	-	6,318	-	(25,102)	42,690	-
Bravida ASA	46.4	135,693	90,825	(76,711)	-	-	149,808	-
TeleVenture Management AS	23.9	12,638	-	884	-	(2,016)	11,505	-
Doorstep AS	50.0	7,537	-	(2,395)	-	-	5,143	-
TN Renhold & Kantine AS	50.0	538	-	2,650	-	-	3,188	-
Ajourit AS	-	9,423	19,236	(28,659)	-	-	-	-
Other	-	(34,753)	25,987	(41,339)	(18,148)	18,206	(50,047)	5,990
Total		14,186,387	(537,373)	376,983	(2,827,457)	(1,759,541)	9,438,999	5,099,014

[1] Includes pretax gains on disposal and Telenor's share of the companies' net income after taxes.

[2] Share of net income after taxes are partly based on preliminary results for some of the companies. Actual figures may deviate from the preliminary figures.

[3] Jointly controlled according to a shareholders agreement.

[4] With effect from 30 June 2002, the Canal Digital Group was consolidated as a wholly-owned subsidiary of Telenor.

[5] European Telecom S.A. has an ownership share of 91.1% in ProMonte GSM and Telenor owns 44% of European Telecom.

[6] In 2002 the following significant write-downs were recorded; Sonofon NOK 1,000 million, DTAC NOK 829 million, UCOM NOK 52 million. Furthermore, the engagement in OniWay was written down by NOK 316 million to zero based on an evaluation of the values in the com-

pany and Telenor has no longer significant influence in the company. The write-downs were triggered by a significant fall in the market values for telecommunication companies. For DTAC and UCOM the write-downs were made to the quoted market price as of 31 December 2002. The fair value for Sonofon was estimated based on estimates of future cash flows and comparison to similar companies.

[7] On 4 February 2002 Pannon GSM became a wholly-owned subsidiary of Telenor.

[8] Telenor had a voting interest of 25% plus 13 shares in VimpelCom as of 31 December 2002.

[9] In addition to Telenor's direct ownership of 17.5%, VimpelCom has an ownership interest in VimpelCom-Region of approximately 65%.

[10] The ownership interest in DTAC includes the direct ownership interest of 29.9% and Telenor's indirect ownership through Telenor's 24.9% ownership share in UCOM.

[11] Telenor's ownership interests in Extel was sold in December 2002, and StavTeleSot was sold in January 2003 to VimpelCom-Region.

[12] Accounted for as associated companies due to significant influence in the companies based on shareholders' agreements and representation in the Boards of Directors.

[13] Market values as of 31 December 2002 for listed associated companies: VimpelCom: NOK 3,475 million, Cosmote: NOK 4,063 million, DTAC: NOK 554 million, UCOM: NOK 219 million, A-pressen ASA: NOK 298 million, Otrum Electronics ASA: NOK 44 million, Glocalnet AB: NOK 131 million.

[14] Net excess values at the date of acquisition are the differences between Telenor's acquisition cost and Telenor's share of equity of the associated companies.

17. CURRENT RECEIVABLES

(in NOK millions)	2002	2001
Accounts receivables		
Accounts receivables	6,481	6,579
Provision for bad debt	(585)	(501)
Total accounts receivables	5,896	6,078
Other current receivables		
Interest-bearing		
Receivables from associated companies and joint ventures	16	170
Receivables on employees	3	-
Receivables from others	17	115
Non-interest-bearing		
Receivables from associated companies and joint ventures	182	85
Receivable on employees	27	36
Other short-term receivables	330	1,300
Provision for bad debt	(54)	(32)
Total other current receivables	521	1,674
Prepaid expenses and accrued revenues		
Prepaid expenses	772	539
Accrued revenues	1,679	1,410
Total prepaid expenses and accrued revenues	2,451	1,949
Total current receivables, etc	8,868	9,701

Due to the large volume and diversity of the Group's customer base, concentrations of credit risk with respect to trade accounts receivables are limited.

18. SHORT TERM INVESTMENTS

(in NOK millions)	2002	2001
Bonds/Commercial paper	260	159
Shares[1]	272	316
Total short term investments	532	475

[1] Specification of shares classified as current assets as of 31 December 2002.

(in NOK thousands)	No. of shares owned by Telenor	Share owned in %	Book value
Incatel AS	144,082	77.5	54,769
Telenostra AS	91,157	35.5	34,721
Blue Chip Communication AS	3,926,466	53.6	25,718
Data Respons ASA	2,000,000	7.5	16,679
North Node AB	586,984	44.7	16,168
Locus Holding ASA	15,212,119	60.4	13,246
Viva Technologies AS	33,266,009	25.2	12,367
Q-Free ASA	2,500,850	5.5	11,890
Virtual Garden AS	2,009,820	16.9	10,535
Maritech AS	4,652,481	9.4	8,625
Nordisk Språkteknologi AS	3,221,793	25.8	7,650
Roxen AB	2,224,420	22.6	6,649
Voice Provider AB	45,217	25.9	5,972
Sonat AB	52,063	27.6	5,682
Travel Intelligence Group AS	3,933,270	43.6	5,033
Melody Interactive Solutions AB	283,408	4.1	3,854
Seven Mountains Solutions AS	37,500	12.7	3,000
Trøndelag Vekst AS	19,355	2.9	3,000
MRT Micro ASA	723,511,597	50.9	2,275
Proseq AS	240,333	70.0	2,000
Direct Distribution Center AB	15,000	93.8	1,205
Crest Computer Sweden AB	8,624,486	93.0	1,085
Other shares etc.[1]			19,727
Total shares classified as current assets			271,850

[1] Includes companies where Telenor owns more than 10% with insignificant book values.

The above shares are mainly owned by Telenor Venture AS and Telenor Venture II ASA. Q-Free ASA and Data Respons ASA are listed companies. The market value as of 31 December 2002 for Telenor's shareholdings was NOK 12 million and NOK 10 million respectively. Mutual funds are included in other shares with a market value of NOK 16 million as of 31 December 2002.

19. PROVISIONS

(in NOK millions)	2002	2001
Provisions for pensions	191	64
Deferred tax liabilities	516	495
Workforce reductions etc.[1]	264	85
Negative values associated companies	50	60
Other provisions	155	57
Total provisions	1,176	761

[1] Provisions for workforce reduction, loss contracts, exit from activities and legal disputes.

20 INTEREST-BEARING LIABILITIES

(in NOK millions)	Limit	2002	2001
Euro Commercial paper program (ECP)	USD 500	-	-
U.S. Commercial paper program (USCP)	USD 1,000	-	-
Norwegian Commercial paper	-	1,105	1,930
EMTN program	USD 6,000	17,563	10,891
Japanese Private Placements	-	-	412
Norwegian Bonds	-	3,142	700
Capital discount related to bonds	-	(40)	(30)
Derivatives related to long-term interest-bearing liabilities[1]	-	(300)	(722)
Revolving credit facility USD	USD 1,000	-	-
Revolving credit facility EUR	EUR 1,000	-	-
Total long-term interest-bearing liabilities Telenor ASA		21,470	13,181
Long-term interest-bearing liabilities subsidiaries[2]		7,335	5,316
Total long-term interest-bearing liabilities Telenor Group		28,805	18,497
Short-term interest-bearing liabilities subsidiaries		3,591	672
Total interest-bearing liabilities Telenor Group		32,396	19,169

[1] Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency.

[2] Specified below.

Long-term interest-bearing liabilities Telenor ASA

The USD revolving credit facility matures in 2005. The EUR revolving credit facility matures in November 2003, but Telenor has a one year term-out option for the outstanding amount as of November 2003. The EUR-facility includes a financial covenant in the term-out period. If Telenor's rating falls to BBB or Baa2, the relationship between net debt and EBITDA must be equal to or lower than 3.5:1.

According to Telenor's Finance Policy, these committed credit facilities should at any time serve as refinancing source for all outstanding commercial paper. Commercial paper is classified as long-term, irrespective of the actual maturity date.

The majority of commercial paper (ECP, USCP and Norwegian), Euro Medium Term Notes and Norwegian bonds were originally issued by Telenor Communication AS (now Telenor Eiendom Holding AS). In relation to the reorganization of the Telenor Group the borrowings were transferred to Telenor ASA with consent from the creditors as of 15 April 2002. All borrowings in Telenor ASA are unsecured. The financing agreements except commercial paper, contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain covenants limiting disposals of significant subsidiaries and assets.

The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

(in millions)	Average interest rate 31.12.02	Amount in currency 31.12.02	Amount in NOK 31.12.02	Amount in NOK 31.12.01
Norwegian commercial paper				
NOK	7.01%	1,105	1,105	1,930
EMTN programme				
AUD	4.45%	37	146	170
CHF	3.21%	798	4,002	4,292
EUR	5.69%	1,235	9,001	1,460
JPY	2.26%	31,000	1,818	1,785
SEK	4.60%	150	119	-
USD	5.50%	350	2,437	3,154
Norwegian bonds				
NOK	7.73%	3,142	3,142	700
Japanese Private Placements				
JPY	-	-	-	412
Total Telenor ASA			21,770	13,903

The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency- or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

(in millions)	Average interest rate 31.12.02	Amount in currency 31.12.02	Amount in NOK 31.12.02	Amount in NOK 31.12.01
Norwegian commercial paper				
NOK	7.01%	1,105	1,105	1,930
EMTN programme				
CZK	4.17%	461	107	-
EUR	4.01%	848	6,183	5,093
GBP	5.38%	13	146	-
NOK	7.69%	6,497	6,498	2,469
SEK	4.74%	1,187	944	658
USD	2.44%	491	3,422	1,932
Domestic bonds				
EUR	3.86%	135	981	699
GBP	4.86%	20	224	-
NOK	7.74%	1,860	1,860	-
Japanese Private Placements				
NOK	-	-	-	400
Total Telenor ASA			21,470	13,181

Long-term interest-bearing liabilities in subsidiaries

(in NOK millions) Company	Debt instrument	Currency	Average interest rate 31.12.02	31.12.02	31.12.01
DiGi.Com	Borrowings from financial institutions	USD	3.08%	226	410
DiGi.Com	Borrowings from financial institutions	MYR	7.66%	1,191	1,197
GrameenPhone	Borrowings from financial institutions	USD	6.90%	262	429
GrameenPhone	Borrowings from financial institutions	NOK	4.76%	75	75
Kyivstar	Vendor financing	USD	7.30%	113	-
Kyivstar	Bonds	USD	12.75%	696	-
Pannon	Bonds	HUF	13.78%	1,040	-
EDB Business Partner	Borrowings from financial institutions	NOK	7.50%	500	719
EDB Business Partner	Borrowings from financial institutions	SEK	4.00%	147	201
EDB Business Partner	Finance lease	NOK	8.03%	64	-
Business Solutions	Finance lease	NOK	7.00%	200	-
Business Solutions	Vendor financing – SW licenses	NOK	8.00%	656	879
Satellite Services AS	Finance lease[1]	NOK	7.25%	1,114	1,228
Canal Digital	Finance lease[2]			550	-
Telenor Eiendom Holding AS	Norwegian Commercial Paper	NOK	7.01%	435	-
Miscellaneous				66	178
Total long-term interest bearing liabilities in subsidiaries				7,335	5,316

[1] Satellite leases (Thor II and III). This financing is guaranteed by Telenor ASA

[2] This financing is guaranteed by Telenor ASA. Denominated in DKK, EUR, NOK, SEK and USD.

The interest bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants. The covenant required a minimum interest coverage. The lender had at 31 December 2002 vaiwed this breach, which does not trigger cross default according to Telenor ASA's loan agreements.

Telenor entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile telephone network in 1998 and 1999. Telenor has prepaid all amounts due to financial institutions under these agreements. The leasing obligations and the prepayments are netted in the balance sheet, and are not reflected in the tables. See note 15 and 31.

Short-term interest-bearing liabilities in subsidiaries

(in NOK millions)		Average interest rate 31.12.02	31.12.02	31.12.01
Telenor Eiendom Holding AS	Provision tax claim	12.00%	2,409	-
Telenor Mobile Communication AS	Provision court case	12.00%	530	-
DiGi.com	Vendor financing and term loans	8.00%	362	-
Kyivstar	Bonds and vendor financing	8.44%	144	-
Miscellaneous			146	672
Total short-term interest-bearing liabilities			3,591	672

At the end of 2002 Telenor increased short-term interest-bearing liabilities by NOK 2.4 billion related to a tax claim regarding the sale of Sonofon Holding A/S and NOK 0.5 billion related to the court case in Greece.

Telenor has provided a guarantee for the tax claim of NOK 2.4 billion. As a result of Telenor's decision to expense the tax claim at the end of 2002, 12% interest in arrears on the tax claim is expensed as long as the guarantee is provided. The Tax Authority can initiate collection of the claim if Telenor ASAs credit worthiness becomes materially weaker.

Maturity profile of interest-bearing liabilities as of 31 December, 2002

(in NOK millions)	Total as of 31.12.02	2003	2004	2005	2006	2007	2008	2009	2010	After 2010
Norwegian commercial paper	1,105	1,105	-	-	-	-	-	-	-	-
EMTN program	17,300	1,688	1,099	1,320	3,131	2,917	1,003	2,220	-	3,922
Domestic bonds	3,065	-	-	1,006	-	1,861	-	-	-	198
Telenor ASA, total	21,470	2,793	1,099	2,326	3,131	4,778	1,003	2,220	-	4,120
Subsidiaries, short-term	3,591	3,591	-	-	-	-	-	-	-	-
Subsidiaries, long-term	7,335	889	1,986	2,238	844	725	294	231	128	-
Subsidiaries, total	10,926	4,480	1,986	2,238	844	725	294	231	128	-
Telenor Group	32,396	7,273	3,085	4,564	3,975	5,503	1,297	2,451	128	4,120

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Telenor's group treasury function (Telenor Finans) is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.

Telenor has limited activity related to interest rate and currency trading. As of 31 December 2002 Telenor did not have any outstanding open trading positions.

Interest rate risk

Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affects the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.

The objective for interest rate risk management is to minimize interest cost and at the same time hold the volatility of future interest payments within acceptable limits. To achieve this Telenor use a simulation model that takes into account market variables and the portfolio composition. The duration band of the portfolio is 0.5 - 2.5 years.

Telenor applies interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used in certain situations.

Below is a sensitivity analysis that shows the change in fair value due to a one percentage point increase in interest rates. The matrix is divided into time intervals. The interest rate risk is allocated to the next rate fixing date for floating rate instruments, and to the maturity date for fixed rate instruments. Consequently, the matrix shows the interest rate risk distribution of the portfolio.

The table below includes cash, short-term interest bearing investments, interest rate derivatives, currency derivatives and interest bearing liabilities.

(in NOK millions equivalent as of 31 December 2002				Decrease in fair value due to 1% increase in interest rates							
Currency	Value face	Average years to maturity	Average duration in years	0–1 years	1–2 years	3–4 years	4–5 years	6–7 years	7–8 years	8–9 years	Beyond 9 years
CZK	250	3.44	0.45	0.48	-	-	-	-	-	-	-
DKK	65	4.48	1.66	-	-	-	-	1.06	-	-	-
EUR	7,241	3.71	1.27	10.85	(6.98)	24.11	33.71	21.32	-	-	-
GBP	425	5.56	0.35	1.34	-	-	-	-	-	-	-
HUF	1,409	1.58	1.38	-	25.64	-	-	-	-	-	-
MYR	1,543	4.97	0.72	7.88	-	-	-	-	-	3.07	-
NOK	9,124	5.66	2.32	24.30	10.28	32.27	11.81	75.68	8.93	24.68	100.84
SEK	1,441	3.46	1.48	2.79	-	4.13	-	5.38	-	8.45	-
USD	5,374	4.04	1.00	18.44	-	18.82	1.73	13.06	-	-	-
Net interest bearing liabilities	26,872	4.47	1.67	65.08	28.94	79.33	47.25	116.50	8.93	36.20	100.84

Exchange rate risk

Telenor is exposed to changes in the value of the Norwegian kroner relative to other currencies. Telenor has invested in companies that have other functional currencies than Norwegian kroner. In addition, companies that mainly operate in Norwegian kroner will have transactions denominated in currencies other than Norwegian kroner.

The book value of Telenor's net investments in foreign entities varies with changes in the value of Norwegian kroner compared to other currencies. The net income of the Group is also affected by changes in exchange rates, as the profit and loss contributions of foreign entities are translated to Norwegian kroner using the average exchange rate for the period. If these companies pay dividends, it will typically be done in their local currency. Management's strategy to handle exchange rate exposures related to net investments is to issue financial instruments in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose.

Norwegian entities will also be exposed to exchange rate risk rising from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by Telenor.

Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically using options or forward contracts. Hedge accounting is often not permitted for these kinds of hedging relationships, which leads to gains and losses on the transactions being charged directly to profit and loss. Exchange rate risk related to debt instruments in foreign entities is also a part of the risk exposure of the Telenor Group.

Hedging as described above is only carried out in currencies that have well-functioning capital markets.

The table below shows the currency distribution of the Group's interest bearing liabilities and derivatives in other currencies than Norwegian kroner as of 31 December, 2002:

Face value in millions, local currency	AUD	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	USD
Interest bearing liabilities	(37)	(798)	-	(66)	(1,370)	(99)	-	(31,000)	(853)	(745)	(570)
Currency swaps	37	798	(461)	-	376	66	(31,000)	31,000	-	(1,037)	(141)
Forward contracts	-	-	(620)	-	-	(5)	(10,000)	-	-	(30)	(60)
Total	-	-	(1,081)	(66)	(994)	(38)	(41,000)	-	(853)	(1,812)	(771)

Credit risk

Credit risk is the loss which the Group would suffer if a counterpart failed to perform its financial obligations.

There is limited credit risk related to the account receivables due to the high number of customers.

Telenor has entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile network. The agreements called for prepayments of all amounts due by Telenor. Prepayments as of 31 December 2002 of NOK 3.5 billion is deposited in creditworthy financial institutions. The amount is not included in the balance sheet, see note 20.

Telenor invests surplus liquidity in short-term interest bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent credit risk.

Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a default situation with 15 of the 16 banks that are counterparts in derivative transactions. As of 31 December 2002 Telenor ASA has collateral agreements with two banks that frequently are counterparts in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk.

Fair value of derivatives with positive replacement value for Telenor ASA was equivalent NOK 1,498 million as of 31 December 2002, taking into account netting agreements. Credit exposures for Telenor ASA is monitored on a daily basis.

Liquidity risk

Liquidity risk is the risk that companies in the Group do not have liquidity available to pay their obligations on time.

The Group has established Group account systems in Norway, Sweden, Denmark, Hungary and the United Kingdom to manage the cash flows in the Group as efficient as possible. Efficient cash management also involves using currency swaps when appropriate.

Surplus liquidity within the Group account systems is invested in interest bearing instruments with short time to maturity and low default risk. Telenor ASA has also established two credit facilities to minimize the Group's liquidity risk, see note 20.

Management emphasizes financial flexibility. An important part of this is to minimize liquidity risk through ensuring access to a diversified set of funding sources.

Other market risks

Telenor is exposed to equity market risk through investments in equity instruments.

Fair values of financial instruments

The estimated fair values of the company's financial instruments are based on market prices and the valuation methodologies described below. However, prudence is recommended in interpreting market data to arrive at an estimated fair value. Accordingly, the estimates presented herein may only be indicative of the amounts the company could realize at this date.

Fair values of debt instruments issued by Telenor ASA and Telenor Eiendom Holding AS have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of 31 December 2002. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. Fair value of other floating rate instruments in subsidiaries is assumed to be equal to the book value.

For all other interest bearing liabilities fair values have been estimated using the Telenor ASA credit curve described above.

Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of 31 December 2002. Options are revalued using appropriate option pricing models.

Fair values for listed shares are based on quoted prices at the end of the relevant years. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

The table below shows book value and fair value of financial instruments as of 31 December 2002 and 2001:

(in NOK millions)	Book value 2002	Fair value 2002	Book value 2001	Fair value 2001
Financial assets				
Listed shares	296	275	428	466
Cash and short-term money market investments	5,524	5,524	5,711	5,711
Financial liabilities				
Long-term interest bearing liabilities[1]	(29,105)	(29,813)	(19,219)	(19,422)
Short-term interest bearing liabilities	(3,591)	(3,591)	(672)	(672)
Instruments used for interest rate and exchange rate risk management				
Gain interest rate swaps	-	205	-	83
Loss interest rate swaps	-	(214)	-	(112)
Loss forward rate agreements	-	-	-	-
Gain interest rate options	2	1		1
Loss interest rate options	-	(4)	-	-
Gain cross currency interest rate swaps[1]	1,153	1,528	1,200	1,373
Loss cross currency interest rate swaps[1]	(853)	(697)	(478)	(385)
Gain foreign currency forward contracts	34	34	13	13
Loss foreign currency forward contracts	(167)	(167)	(96)	(96)

[1] These items are included in long-term interest-bearing liabilities in the balance sheet.

22. NON-INTEREST-BEARING LIABILITIES

(in NOK millions)	2002	2001
Accounts payable	3,072	2,762
Government taxes, tax deductions etc	2,199	2,002
Dividends payable	799	621
Current taxes	2,717	3,421
Accrued expenses	5,315	4,731
Prepaid revenues	2,647	1,701
Provision for workforce reductions etc.[1]	977	590
Other current liabilities	399	794
Total current non-interest-bearing liabilities	**18,125**	**16,622**
Long-term non-interest-bearing liabilities	473	388
Total non-interest-bearing liabilities	**18,598**	**17,010**

[1] The provisions are related to workforce reductions, loss contracts, exit from activities and legal disputes.

23. MORTGAGES AND GUARANTEES

(in NOK millions)	2002	2001
Mortgages		
Inventories, receivables, tangible assets, etc	9,892	5,000

As of 31 December 2002 NOK 3,278 million of the interest-bearing liabilities of the Group was secured by pledged assets, with a book value of NOK 9,892 million. The mortgages and the liabilities related mainly to DiGi.Com, Kyivstar, GrameenPhone and the satellite leases (Thor II and Thor III).

(in NOK millions)	2002	2001
Guarantees	**2,515**	**2,719**

Guarantees provided, where the related liability is included in the balance sheet are not shown in the table. Furthermore, guarantees related to unused drawing rights in Group companies and purchased bank guarantees are not included. Guarantees as of 31 December 2002 are described below.

In 2000, when Bravida was still a subsidiary, Telenor provided a performance (fulfillment) guarantee in connection with Bravida's deliveries to the project Södra Länken in Sweden, with an original project limit for Bravida of NOK 515 million. The project is expected to be completed in 2004/2005.

In 2001, Telenor provided a guarantee to Intelsat of USD 117 million (NOK 815 million as of 31 December 2002) for the fulfillment of the committed investment of NOK 1.052 million in satellite capacity in 2004, included as contractual investments in note 25.

In 2002, Telenor's previous contractual commitment to contribute capital to the associated company Connect Austria was replaced with a guarantee for up to approximately EUR 68 million (NOK 493 million as of 31 December 2002). The guarantee is in favour of the lenders of interest-bearing financing to Connect Austria, and payment may be required if the financial covenants in these loan agreements are breached.

Telenor has provided a guarantee of USD 25 million (NOK 174 million) for a termination fee of the Cross Border Tax Benefit Lease-agreement for GSM mobile networks, see note 15. The leasing period ends in 2015.

Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 171 million. The leasing periods end in 2008 and 2010.

As of 31 December 2002, Telenor had provided a guarantee of USD 10 million (NOK 70 million) for the liabilities in the associated company StavTeleSot. StavTeleSot was sold in the beginning of 2003, and Telenor was relieved from the guarantee.

Telenor has provided a guarantee up to NOK 165 million for potentially future capital contribution to Telenor pension fund.

In addition, Telenor has provided performance and payment guarantees for subsidiaries of an aggregate amount of approximately NOK 110 million.

24. COMMITMENTS AND CONTINGENCIES

Telenor is involved in a number of legal proceedings, including among others those described below, concerning matters arising in connection with the conduct of Telenor's business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against Telenor are of such a nature that provisions cannot be estimated. While acknowledging the uncertainties of litigation Telenor believes that, based on the information available to date, these matters will be resolved without any material negative effect on Telenor's financial position.

In January 2003, Telenor initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from an intra-group sale of shares in Sonofon Holding A/S. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. The Oslo District Court has not yet set a date for the court proceedings.

In April 2001, the company S&A Telecom Cyprus Ltd., on behalf of WR Com Enterprises Ltd., initiated legal proceedings against Telenor before the civil court of Athens, Greece, claiming approximately NOK 444 million plus interest related to disputes under several agreements entered into in connection with ownership interests in Cosmote. In January 2003, the court ruled that Telenor is obliged to pay WR Com Enterprises Ltd. approximately NOK 444 million plus interest. Telenor will appeal the ruling. WR Com Enterprises Ltd. had also commenced arbitration proceedings in Oslo based on similar grounds in the same complex of cases, but withdrew the arbitration case in October 2002.

In July 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated in legal proceedings against Telenor before a court of arbitration. The claimants are asking for compensation of 36.65% of the market value (to be determined in a separate arbitration to take place later based on the assumption of joint ownership of the earth stations) of the "INMARSAT earth stations at Eik and associated activities" as per 31 December 2002. The arbitration panel has been established, and the hearing is scheduled for October and November 2003.

In August 2001, the Norwegian State Railways (Norges Statsbaner, NSB) initiated legal proceedings against Telenor before the Oslo District Court claiming that an agreement previously entered into between the parties concerning the allocation of costs related to contamination of a site used for the treatment of telephone poles with creosote is not binding for NSB. NSB's claim is for NOK 122 million plus interest. The hearing was held in March 2003.

In 1997, Teletopia AS initiated legal proceedings against Telenor before the Oslo District Court claiming, among other things, that the termination of agreements entered into with Teletopia in 1995 was invalid and that Telenor should be ordered to pay compensation as determined by the court. In April 2001, the Oslo District Court ruled that Telenor was to pay compensation of NOK 23.5 million to Teletopia. Telenor appealed the decision and Teletopia cross-appealed requesting additional compensation. Teletopia has now estimated its claim to be up to NOK 250 million plus interest. The main hearing before the Court of Appeal is scheduled to be held during ten weeks starting September 2003.

Tele2 has initiated several proceedings against Telenor relating to Telenor's allegedly delayed implementation of carrier preselection, a requirement which the Norwegian Post and Telecommunications Authority (Post-og teletilsynet, PT) introduced in 1999.The most substantial proceedings still pending is the proceeding filed at Oslo District Court in May 2002, in connection with which Tele2 claims NOK 102 million plus interest in damages. As a result of an arbitration based on similar grounds on 11 April 2002, Song Networks was awarded compensation of NOK 15 million of a claim of NOK 52 million.

25. CONTRACTUAL OBLIGATIONS

The Group has entered into agreements with fixed payments in the following areas as of 31 December 2002:

(in NOK millions)	2003	2004	2005	2006	2007	After 2007
Rent of premises	746	546	425	372	332	931
Rent of cars, office equipment, etc.	107	56	29	11	4	9
Rent of satellite capacity, etc.	945	173	605	53	32	37
IT-related agreements	420	231	101	15	1	-
Other contractual obligations	679	186	160	9	-	-
Committed investments						
Associated companies	4	19	-	-	-	-
Properties and equipment	348	2	2	2	2	-
Other contractual investments	269	1,056	-	-	-	-
Total contractual obligation	3,518	2,269	1,322	462	374	977

The table does not include agreements under which Telenor has no binding obligation to purchase, or future investments due to the UMTS license in Norway. Rent of satellite and networks capacity includes payments for a MVNO-agreement (Mobile Virtual Network Operator) with NOK 358 million and NOK 517 million for 2003 and 2005, respectively.

Other contractual investments for 2004 include NOK 1,052 million for investment in satellite capacity. This investment has been postponed to 2004 as a result of delayed launch.

26. RELATED PARTIES

Telenor ASA is 77.7% owned by the Norwegian state (including treasury shares).

The Norwegian telecommunications market is governed by the Telecommunications Act and other regulations issued pursuant to this Act, as well as by concessions (licenses) for certain activities. According to the concession on fixed network and the public telephony service, Telenor must provide and maintain Universal Service Obligations (USO) — PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services — and Special Service Obligations (SSO) — the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances — at a certain level. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2002, 2001 and 2000 Telenor received NOK 82 million, NOK 80 million and NOK 78 million, respectively, under this agreement. Telenor paid NOK 200 million to the Norwegian state for a UMTS license in 2000.

In addition, Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions and installation and IT operations/services to the state in the normal course of business and at arm's-length prices. In 2000 Telenor sold its headquarters for NOK 550 million to Entra Eiendom AS, a Norwegian government-owned entity, and Selmer ASA. Telenor leased back the administrative premises pending the completion of our new headquarters at Fornebu.

Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority ("PT") for delivering telephony and mobile services. The fee was NOK 81 million in 2002, NOK 81 million in 2001 and NOK 61 million in 2000, respectively.

Canal Digital is a wholly-owned subsidiary of Telenor, performing satellite Broadcasting. The company was owned 50% by Telenor up to 30 June 2002, when Telenor completed the acquisition of the remaining 50% of the company and started consolidating the company. Canal Digital has agreements to sell products and services to other Telenor companies, mainly satellite broadcasting and cards for TV-decoders. The total amount invoiced for these products and services was NOK 223 million in 2002 (half year), NOK 475 million in 2001 and NOK 282 million in 2000, respectively. The transactions were based on arm's-length agreements.

Associated companies abroad hire personnel from Telenor. A total of NOK 21 million, NOK 29 million and NOK 24 million was invoiced for these services in 2002, 2001 and 2000, respectively.

Bravida has been an associated company from 1 November 2000, when Bravida was merged with BPA AB. Telenor's ownership share was 46.4% as of 31 December 2002. According to a shareholders agreement entered into at the time of the merger, Telenor shall decrease its ownership share in event of a listing of Bravida, and Telenor's ownership share may increase if certain specified assets ("referred to as "non-core assets") of the former BPA show a shortfall in value compared to the value that was estimated in the merger. In 2002, Group companies purchased goods and services for NOK 2,256 million from Bravida, NOK 2,536 million in 2001 and NOK 491 million for two months in 2000, mainly for installation and other services. NOK 85 million, NOK 450 million and NOK 173 million in 2002, 2001 and 2000, respectively, were invoiced from Group companies to Bravida for sale of customer equipment and administrative services. Bravida also has agreements which ensures that Bravida is awarded a certain share of the purchases Telenor Networks will make related to installation and other services until the end of 2005. The transactions are based on arm's-length prices. Telenor had provided guarantees related to Bravida of NOK 515 million as of 31 December 2002 related to a fulfillment guarantee regarding Södra Länken, which is a project in Sweden. Telenor had outstanding loans of NOK 442 million to Bravida as of 31 December 2002, of which approximately NOK 430 million was long-term. As of 31 December 2002, Telenor had outstanding liabilities to Bravida of NOK 20 million. In February 2003, Telenor provided a short-term convertible loan of NOK 150 million to Bravida. In February 2003 Telenor provided a financial guarantee to Svensk Eksportkreditt of SEK 331 million plus interest related to the Bravida engagement, in connection with which external parties have provided collateral security in the form of mortgages of shares.

The associated company TeleVenture Management AS performs management services for Telenor Venture and Telenor Venture II. TeleVenture Management AS invoiced NOK 20 million in 2002, NOK 17 million in 2001 and NOK 32 million in 2000.

Zebsign, established in 2001 with 50% ownership by Telenor, delivers services for electronic identification and signature. In 2002 Zebsign had revenues for sale to other Telenor companies of NOK 41 million and NOK 43 million in 2001. As of 31 December 2002, Telenor had a purchase commitment of NOK 45 million.

[illegible]

With the exception of certain companies, the Group has established tax deduction guarantees for payment of the employees' tax deductions. The Group has established Group bank accounts with two banks. Under these agreements, Telenor ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks can set off balances in their favor against deposits, so that the net position represents the net balance between the bank and the Group account holder.

Restricted bank accounts (in NOK millions)	2002	2001	2000
For employees' tax deduction	88	114	24
Other	45	179	52
Total	133	293	76

Material non-monetary transactions (in NOK millions)	2002	2001	2000
Investments in businesses	105	678	-
Financial leases	346	-	-
Purchase of software licenses	-	-	1,006
Total	451	678	1,006

[illegible]

Jon Fredrik Baksaas was appointed as President and Chief Executive Officer and Tormod Hermansen withdrew as President and Chief Executive Officer on 21 June 2002. Some other changes in the Group management have also been implemented during the year. The new Group management from 6 December 2002 consists of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Berit Svendsen, Jan Edvard Thygesen, Stig Eide Sivertsen and Morten Karlsen Sørby (new).

Aggregate remuneration for the board of directors and the corporate assembly for 2002 was NOK 1,475,000 and NOK 407,000, respectively. The members of the board of directors do not have any agreements which entitles them to extraordinary remuneration in the event of termination or change of office, or agreements for bonus, profit sharing, options or similar.

The annual salary for the President and Chief Executive Officer Jon Fredrik Baksaas was NOK 3,200,000 in 2002. Telenor paid pension premiums of NOK 734,223 (from 21 June 2002), and other compensation of NOK 51,479. Jon Fredrik Baksaas has no annual bonus agreement, but was granted 100,000 share options on 21 February 2002, 150,000 share options on 22 June 2002, and 250,000 share options on 21 February 2003. The pension plan gives the right to retire at the age of 60 with a supplementary pension, making the pension 66% of NOK 3,000,000, adjusted annually with the Consumer Price Index. Jon Fredrik Baksaas has the right to receive salary for 24 months if Telenor terminates the employment, under the condition that he does not take other employment (in such case, the payment is reduced by 75% of the salary of the new employment). The termination payment does not qualify for holiday allowance. The agreed period of notice is six months.

The annual salary for Tormod Hermansen was NOK 3,153,000 in 2002. Telenor paid pension premiums of NOK 726,984 and other compensation of NOK 52,136 (until 21 June 2002). Furthermore, an end payment equivalent to 6 months salary (NOK 1,576,000) was paid, and this amount also qualifies for holiday allowance. The end payment was set based on an agreement at the time of withdrawal between the Board of Directors and Tormod Hermansen, and covers annual bonus for 2001, plus compensation for not participating in bonus programs for 2002. Tormod Hermansen also has an agreement requiring him to be available for Telenor ASA one year after withdrawal from the CEO position, agreed upon prior to the date of withdrawal. During this year, the salary and other work conditions are upheld. During this period, Tormod Hermansen is not allowed to take other employment. Furthermore, he cannot take on tasks (or duties) for Telenor competitors. Tormod Hermansen had earned full pension rights at the date of withdrawal (66% of salary at the time of withdrawal), and a "top-up" of NOK 536,010 was paid in addition to the pension payments for the period in 2002 after withdrawal, according to the above-mentioned agreement of upholding of full salary conditions.

The table below shows information attached to each member of the Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

Name/title	Agreed period of notice	Severance Pay	Pension benefits[5]	Annual Bonus 2002[1]	Share Options 2002[3]
Senior Executive Vice President Arve Johansen[2]	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus frame is 61% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	100,000 + 100,000
Senior Executive Vice President and CFO, Torstein Moland[2]	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus frame is 33.3% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	100,000 + 100,000
Executive Vice President and CTO, Berit Svendsen	6 months	-	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 16.7% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 62.5%.	100,000 + 75,000
Executive Vice President Stig Eide Sivertsen	6 months	-	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	75,000 + 75,000
Executive Vice President Morten Karlsen Sørby (from 6 December 2002)	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62.[4]	The bonus frame is 33.3% of annual salary	70,000 + 75,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	75,000 + 75,000

[1] If the budget is reached (for any given bonus criteria), 50% of the bonus frame is paid. Bonus targets are stretched and overperformance can result based on financial targets or adjustments (up or down) based on non-financial targets. In the table, both these effects are referred to as overperformance, showing maximum bonus attainable. Overperformance may only result from exceptional performance. Arve Johansen, Stig Eide Sivertsen and Jan Edvard Thygesen had their salary reduced in 2002 in exchange for an increase of the yearly bonus frame.
In 2003, the possibilities to obtain bonus based on overperformance based on financial targets will be withdrawn.

[2] Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.

[3] The table shows the share options granted in 2002 and 2003 respectively. The share option programs for 2002 and 2003 are described in note 29.

[4] The Pension-qualifying income will be equal to the salary of 31 December 2002, with an annual regulation according to the consumer price index.

[5] Pension-qualifying income will be adjusted in 2003 for the Group Management. Morten Karlsen Sørby has already the pension term that will be effective for the rest of the Group Management as of 1 January 2003.

Total loans to employees were NOK 50 million as of 31 December 2002. The loans were mainly provided to finance cars purchased by the employees as an alternative to company cars and loans were provided in connection with the purchase of shares in the employee stock ownership program in December 2002 (NOK 15 million). The loans for purchase of shares were limited to NOK 5,979 per employee after discount. Loans for purchase of shares are non-interest bearing and have terms of one year. As of 31 December 2002, the three employee representatives on the board of directors each have such loans of NOK 5,979, respectively.

The number of shares owned by the members of the board of directors, the corporate assembly and the Group management as of 31 December 2002 is shown below. Shares owned by the board of directors and the Group management includes closely related parties.

The Board of Directors	*Number of shares as of 31.12.2002*
Thorleif Enger (chairman from March 2003)	2.000
Åshild Marianne Bendiktsen	682
Harald Stavn	3,268
Per Gunnar Salomonsen	1,436
Irma Tystad	754

The Corporate Assembly	*Number of shares as of 31.12.2002*
Ragnar Klevaas	682
Eystein Gjelsvik	275
Stein Erik Olsen	754
Berit Kopren	275
Jan Riddervold	1,579
Arne Jensen	407

The Group Management	*Number of shares as of 31.12.2002*
Jon Fredrik Baksaas	20,276
Torstein Moland	11,640
Arve Johansen	24,556
Berit Svendsen	4,297
Jan Edvard Thygesen	30,702
Stig Eide Sivertsen	28,189
Morten Karlsen Sørby	3,218

Fees to auditors

The table below summarizes suggested audit fees for 2002 and fees for audit related services, tax services and other services invoiced to Telenor during 2002. Fees include both Norwegian and foreign subsidiaries.

(in NOK million excluding VAT)	*Audit fees*	*Audit related fees*	*Fees for tax services*	*Other fees*
Telenor ASA				
Group Auditor	2.5	5.4	1.5	0.9
Other Group companies				
Group Auditor	16.1	6.7	3.0	0.7
Other Auditors	8.1	2.4	1.8	7.1

28. SHARE OPTION PLANS

In the Telenor Group there are three share options programs: One for shares in Telenor ASA, one for the listed subsidiary company EDB Business Partner ASA and one for the listed subsidiary Utfors AB.

Option program for shares in Telenor ASA

In 2002, 85 managers and key personnel were granted options, and 110 managers and key personnel were granted options in 2003.

For options granted in 2002: One third of the options are vested each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, increasing with an interest per commenced month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank interest rate). The options may only be exercised four times a year, during a ten-day period after the publication of the company's quarterly results. Latest possible exercise price is NOK 50.96 for options granted on 21 February 2002 and NOK 42.12 for options granted 21 June 2002.

For options granted in 2003: One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant (NOK 26.44). The options may only be exercised four times a year, during a ten-day period after the publication of the company's quarterly results.

	Share options	Exercise price at the end of option life[1]	Remaining option life	Options exercisable as of 31 December 2002
Options granted in 2002 (21 February)	2,520,000	50.96		
Options granted in 2002 (21 June)	150,000	42.12		
Options exercised in 2002	-	-		
Options forfeited in 2002	55,000	50.96		
Balance as of December 2002	2,465,000	50.96	6 years	[2]
	150,000	42.12	6 years	[3]
Options granted 21 February 2003	2,850,000	26.44	7 years	[4]

[1] Exercise prices for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (20 February and 20 June each year, respectively). For the share option program of 2003, the exercise price is fixed throughout the options' term, and is NOK 26.44.

[2] First possible exercise was February 2003 for 1/3 of the options.

[3] First possible exercise is July 2003 for 1/3 of the options.

[4] First possible exercise is February 2004 for 1/3 of the options.

Option program for shares in EDB Business Partner ASA

The subsidiary EDB Business Partner ASA has stock compensation plans for its employees. The exercise price is based on the share price when the option was granted and is increased by 1% for each subsequent month until the date of exercise. Most of the options that are not exercised according to the plan can be carried forward to the next year. Options granted had one to four year terms, where one-third of vested options become exercisable each year. Options vest over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire.

The share option plan has the approval of the shareholders of EDB Business Partner to grant options for the year ended 31 December 2002. The continuation of the plan for 2003 and 2004 requires, and is subject to, additional shareholders approval. Norwegian law requires shareholder approval of share issues, and the board of directors cannot obtain power of attorney to execute such plan due to the longevity of the exercise period. For the purpose of the financial statements these grants should be considered effective.

	Options	Weighted average exercise price
Balance at 31 December 1999	9,360,560	54.46
Options granted in 2000	6,277,134	179.07
Options exercised in 2000	2,722,448	30.79
Options forfeited in 2000	590,768	53.45
Balance at 31 December 2000	12,324,478	121.63
Options granted in 2001	699,070	106.33
Options exercised in 2001	1,400,594	62.90
Options forfeited in 2001	1,667,104	134.00
Balance at 31 December 2001	9,955,850	126.72
Options granted in 2002	269,445	67.01
Options exercised in 2002	-	-
Options forfeited in 2002	528,620	129.59
Balance at 31 December 2002	9,696,675	124.9

The table below details EDB Business Partner's options outstanding by related option exercise price as of 31 December 2002 and is based on the final exercise dates. Some options under the new plan may be exercised prior to the termination of the plan.

Weighted Average Exercise Price (in NOK)	Options Outstanding	Weighted Average Remaining Life in years	Options Exercisable as of 31 December 2002
62	3.876,203	1.3	-
183	4.561,286	1.3	-
137	389,271	1.3	-
106	627,670	1.3	-
67	242,245	1.3	-
124.9	9.696,675		-

Option program for shares in Utfors AB

Utfors AB had a share option program. The program is now closed. The following options was outstanding as of 31 December 2002.

Weighted Average Exercise Price (in SEK)	Options Outstanding	Weighted Average Remaining Life (in months)	Options Exercisable as of 31 December 2002
138	216,666	0.5	216,666
300	60,000	6	60,000
25	1,120,000	2.5	1,120,000
173	216,667	12.5	216,667
82	200,000	12.5	200,000
31	840,000	14.5	840,000
89	200,000	24	200,000
217	216,667	24.5	216,667
38	840,000	26.5	840,000
106	200,000	36.5	200,000
1,199	4,110,000		4,110,000

[illegible]. NUMBER OF SHARES, SHAREHOLDERS ETC.

Telenor ASA had as of 31 December 2002 a share capital of NOK 10,820,557,032, divided into 1,803,426,172 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of 31 December 2002, the company had remaining 28,103,172 treasury shares of the total of 30,000,000, which were issued to Telenor as treasury shares to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On 4 December 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted an authority to the Board of Directors that the remaining shares could be used for other purposes.

At the general meeting held on 8 May 2002, it was resolved to grant a authority to the board of directors to increase the share capital with an amount up to NOK 1,064,776,488 through issuance of up to 177,462,748 ordinary shares of NOK 6 nominal value each. Such authority lasts until 1 July 2003. The Board of Directors may waive the pre-emptive rights of shareholders to such shares. The authority includes the issuance of shares against consideration other than cash and the issuance of shares in a merger. The purpose of the authority is to place the company in a better position for future growth. Such an increase in share capital may also be used in share option plans for managers and key personnel and stock ownership programs for employees. An employee stock ownership program took place in 2001 and 2002, under which 695,520 shares at a nominal value of NOK 6 each were subscribed for in December 2002. Telenor ASA established a share option plan on 21 February 2002, see note 29. At the general meeting in May 2002 approval was given for the Board of Directors to acquire up to 90,136,532 own shares with a nominal value totaling NOK 540,819,192. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. Such authority lasts until 1 July 2003.

The following shareholders had 1% or more of the total number of 1,775,323,000 outstanding shares (excluding the 28,103,172 million treasury shares) as of 31 December 2002.

Name of shareholders	Number of shares	%
Ministry of Trade and Industry	1,400,000,000	78.86
National Insurance Scheme Fund	44,524,000	2.51
State Street Bank (nominee)	21,512,077	1.21

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group's consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from US GAAP. The principal differences between the Group's accounting principles under Norwegian GAAP and US GAAP are set out below:

Reconciliation of net income (loss) from Norwegian GAAP to US GAAP

(in NOK millions, except per share amounts)	Note	2002	2001	2000
Net income (loss) in accordance with Norwegian GAAP		(4,298)	7,079	1,076
Adjustments for US GAAP:				
Depreciation of capitalized interest associated companies	1	(3)	(38)	(4)
Pensions	2	(24)	(25)	(25)
Amortization of license costs and related goodwill	3	(2)	(27)	(3)
Temporary investments in entities	4	12	43	(38)
Gains on subsidiaries equity transactions and disposal of shares in subsidiary	5	-	-	393
Stock compensation	7	-	52	(194)
Sale and lease back of properties	8	49	36	(153)
Derivative financial instruments	9	47	171	-
Goodwill amortization	10	1,631	39	-
Goodwill impairment	10	(390)	-	-
Measurement date	11	12	-	-
Sale of software	12	(345)	-	-
Tax effect of US GAAP adjustments	13	(68)	(56)	(48)
Minority interests	7	(279)	(270)	78
Net income (loss) in accordance with US GAAP		**(3,658)**	**7,004**	**1,082**
Net income from continuing operations (excluding Telenor Media)		-	**1,889**	**854**
Net income (loss) per share				
– From continuing operations (excluding Telenor Media)		-	1.066	0.599
– Cumulative effect on prior years of change in accounting principle		-	0.033	-
– In accordance with US GAAP (basic)		(2.061)	3.952	0.759
– In accordance with US GAAP (diluted)		(2.061)	3.948	0.759
Revenues in accordance with US GAAP		**47,879**	**40,581**	**36,481**

Reconciliation of shareholder's equity from Norwegian GAAP to US GAAP

(in NOK millions)	Note	2002	2001
Shareholder's equity in accordance with Norwegian GAAP		33,685	42,144
Adjustments for US GAAP:			
Dividends	14	799	621
Capitalized interest associated companies	1	25	28
Pensions	2	116	140
Amortization of license costs and related goodwill	3	20	22
Temporary investments in entities	4	(98)	(110)
Gains on subsidiaries' equity transactions and disposal of shares in subsidiary	5	700	700
Marketable equity securities net of tax	6	(17)	27
Stock compensation	7	(172)	(172)
Sale and lease back of properties	8	(68)	(117)
Derivative financial instruments	9	(114)	(30)
Goodwill amortization	10	1,670	39
Goodwill impairment	10	(390)	-
Measurement date	11	683	-
Sale of software	12	(345)	-
Minimum pension liability	2	(34)	-
Tax effect of US GAAP adjustments	13	(223)	(188)
Minority interests	5	(438)	(160)
Shareholder's equity in accordance with US GAAP		**35,799**	**42,944**
Total assets in accordance with US GAAP		97,511	90,129
Long-term interest-bearing liabilities in accordance with US GAAP		33,957	24,758

The following table reflects the components of comprehensive income under US GAAP

(in NOK millions)	2002	2001	2000
Net income (loss) in accordance with US GAAP	(3,658)	7,004	1,082
Other comprehensive income			
– Unrealized gain (loss) on available for sale securities, net of tax	(42)	99	(210)
– Translation adjustment	(2,818)	47	(349)
Minimum person liability, net of tax	(24)	-	-
Total other comprehensive income	(2,884)	146	(559)
Comprehensive income	(6,542)	7,150	523

(1) Capitalized interest

Under Norwegian GAAP the Group has expensed interest incurred in connection with the financing of associated companies.

Under US GAAP interest incurred on equity funds, loans and advances to associated companies, under a period which the associated company is undergoing activities necessary to start its planned principal operations and such activities include the use of funds to acquire qualifying assets for its operations, shall be capitalized.

(2) Pensions

In 1995 the Group began to account for pensions according to the accounting standard which is substantially consistent with US GAAP. The change in accounting principle was offset directly against shareholder's equity.

Under US GAAP the effect of adopting SFAS 87 would be amortized over the remaining average service period.

In accordance with US GAAP a provision is recorded directly against shareholders equity where the accumulated benefit obligation (ABO) exceeds plan assets. This is not in accordance with Norwegian GAAP.

(3) Amortization of license costs and related goodwill

Up to the end of 1997 the Group amortized license costs and goodwill related to acquired licenses over a period not exceeding 10 years. With effect from 1998 the amortization period has been changed to the term of the license. In accordance with Norwegian GAAP this change has been accounted for as a change of estimate, with no retroactive restatement of prior periods.

Under the US GAAP reconciliation, this revision in the amortization period was accounted for retroactively.

(4) Temporary investment in entities

Investments in entities in which the Group has an ownership that is considered to be temporary in nature are recorded at cost or written down to fair value. The Group invests periodically in companies for the purpose of making profits.

Under US GAAP, all temporary investments with an ownership greater or equal to 20% are accounted for under the equity method or consolidated. The effect on the financial statements of temporary investments consolidated under US GAAP are immaterial.

Total assets accounted for under the equity method for US GAAP was NOK 14,389 million for the year ended 31 December 2001 and NOK 9,627 million for the year ended 31 December 2002.

Total assets accounted for under the cost method for US GAAP was NOK 95 million for the year ended 31 December 2001 and NOK 64 million for the year ended 31 December 2002.

(5) Gain from subsidiaries equity transactions, disposal of shares in a subsidiary and minority interest

Under Norwegian GAAP, no gains from subsidiary's equity transactions and disposal of shares in a subsidiary are recognized.

Under US GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

Under Norwegian GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.

This allocation is not consistent with US GAAP.

The following information relates to the issuance of subsidiary shares in 2000, 2001 and 2002 under US GAAP:

Telenor reduced its ownership stake in EDB Business Partner ASA when EDB Business Partner ASA issued shares to minority shareholders for cash in two transactions in February and May 2000, reducing Telenor's ownership by 7.3%. In particular, EDB

Business Partner ASA issued 6.9 million shares in February 2000 at a price per share of NOK 137. Telenor did not participate in this issue, and Telenor's ownership was reduced from 59.6% to 54.2%. EDB Business Partner ASA issued another 10 million shares in May 2000 at a price per share of NOK 100. Also during May 2000, 2.7 million share option subscriptions by employees took place at an average price per share NOK 37.73. Telenor's ownership was thereby reduced from 54.2% to 52.6%. Total consideration received from minority shareholders was NOK 1,449 million and recognized gain under US GAAP was NOK 393 million. In May 2001 1.4 million shares were issued by the employees share option subscriptions at an average price of NOK 48.26 per share. Taxes have been accrued in the tax effect line item of US GAAP adjustments.

(6) Marketable equity securities

For investments in marketable equity securities classified as current assets that are managed as a portfolio, adjustment in the book value are only made if the aggregate holdings have a lower estimated fair value than the original cost. Other marketable shares are valued at the lower of cost or fair market value. Investment in marketable equity securities classified as long-term are valued at historical cost or possibly fair value if the decline in value is not temporary.

Under US GAAP, marketable equity securities are valued at their fair value for each security. For marketable equity securities classified as available for sale, unrealized gains and losses after tax are recorded directly to shareholder's equity. All listed shares are classified as available for sale in accordance with SFAS 115.

As of 31 December 2001 and 2002, available for sale securities at cost amounted to NOK 384 million and NOK 280 million, respectively, with unrealized holding gain of NOK 38 million for 31 December 2001 and NOK 21 million for 31 December 2002, respectively. For the years ended 31 December 2001 and 2002, proceeds from the sale of available for sale securities was NOK 94 million and NOK 19 million, respectively. The gross realized loss from such sales was NOK 238 million in for the year ended 31 December 2001 and NOK 5 million for the year ended 31 December 2002, respectively.

(7) Stock compensation

In 2002, Telenor introduced a share option program granting options to 85 managers and key personnel to subscribe up to 2,670,000 of Telenor's shares

The subsidiary EDB Business Partner ASA also has a stock compensation plans for its employees.

In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

In accordance with US GAAP, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known.

When Telenor ASA granted the stock options the number of shares was known at the grant date, however, the exercise price to be paid was not known when the employee would exercise the option. Accordingly, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of Telenor's stock, would be calculated and recorded as compensation expense over the vesting period.

When EDB Business Partner ASA granted stock options, the number of shares was known at the grant date, however, the exercise price to be paid was not known because it was not known when the employee would exercise the option. Accordingly, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of EDB Business Partner's stock, would be calculated and recorded as compensation expense over the vesting period.

Options for EDB Business Partner ASA are vested over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire. Of the total options outstanding at year-end, options for 1.7 million shares have been accounted for as fixed plan awards. In fixed plan awards, the measurement date occurs on the grant date when both the number of shares of stock that may be acquired and the price to be paid by the employee are known. The options for the remaining 8.0 million shares of stock are considered variable plan grants because terms do not define the ultimate exercise price of the options.

Telenor and EDB Business Partner have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. However, pro forma information regarding net income and earnings per share is required by FASB Statement No. 148, "Accounting for Stock-Based Compensation" (SFAS 123), and has been determined as if Telenor and EDB Business Partner had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. The assumptions for 2002 were risk-free interest rates of 5.85%; dividend yield of 2% for Telenor and of zero for EDB Business Partner; volatility factor of the expected market price of 32% for Telenor's common shares and 30% for EDB Business Partner's common shares; and a weighted-average expected life of the options of 6.3 years for Telenor and 1.3 years for EDB Business Partner. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for these plans been determined consistent with SFAS 123, the Group's net income (loss) according to US GAAP would have been the following:

In NOK million (except per share amounts)	2002	2001	2000
Net income (loss) as reported	(3,658)	7,004	1,082
Deduct stock based employee compensation expense included in reported net income, net of tax effects	-	(52)	194
Add stock based employee compensation expense determined under fair value based method for all awards, net of tax	(34)	(94)	(133)
Pro forma net income (loss) in accordance with US GAAP	(3,692)	6,858	1,143
Net income (loss) per share in accordance with US GAAP			
Basic as reported in accordance with US GAAP	(2.061)	3.952	0.759
Basic proforma in accordance with US GAAP	(2.081)	3.870	0.802
Diluted as reported in accordance with US GAAP	(2.061)	3.948	0.759
Diluted pro forma in accordance with US GAAP	(2.081)	3.866	0.801

The stock options may have a dilutive effect.

A summary of Telenor's and EDB Business Partner's stock option programs and related information for the years ended 31 December are given in note 29.

(8) Sale and lease back of properties

Under Norwegian GAAP the Group recognized gains from sale and lease back of properties when the lease back agreement is an operating lease agreement.

Under US GAAP only gain from sale and lease back of properties that exceed the net present value of the lease back agreement can be recognized as gains. The remaining gains must be deferred over the lease periods.

(9) Derivative financial instruments

Effective 1 January 2001, US GAAP introduced Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. This accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships for which hedge accounting is applied.

Interest rate derivatives not held for trading purposes are carried at cost under Norwegian GAAP. Under US GAAP all derivatives are now recorded marked-to-market and recognized on the balance sheet at fair value.

Under Norwegian GAAP Telenor may combine more than one instrument in hedging of net investments. Under US GAAP there are more stringent requirements of what instruments can be designated as hedging instruments, and foreign exchange gains or losses are to a greater extent reported through earnings under US GAAP than Norwegian GAAP. Telenor's policy is to use instruments that may be used as hedging under both Norwegian GAAP and US GAAP, as long as this is cost effective.

The following information relates to derivative financial instruments under SFAS 133:

Derivative (and nonderivative) instruments designated as fair value hedging instruments

A significant portion of the debt issued by Telenor is fixed rate bonds (88% of outstanding bonds as of 31 December 2002). Fixed rate bonds with long maturities impose a greater interest rate risk – in terms of mark-to-market risk – than management wishes to take on. As such the interest rate exposure on these bonds is often altered through entering into a derivative instrument that allows Telenor to receive a fixed interest and pay a specified floating interest rate. Telenor has designated these derivatives as fair value hedging relationships.

A common strategy for Telenor is to issue a fixed rate bond in the currency in which funding is to be raised and consequently *enter into a "receive fixed/pay floating" interest rate swap. These fair value hedging relationships typically qualify for short cut* treatment, as the requirements set out in paragraph 68 of SFAS 133[1] are met.

A second hedging strategy for Telenor is to hedge a fixed rate bond issued in currency other than Norwegian Kroner with a receive "fixed non base/pay floating" base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates[2]. The swap would be the hedging instrument and the bond would be the hedged object in the fair value hedging relationship. In certain cases a combination of swaps are designated as the hedging instrument. Short cut treatment would not be applicable using this strategy. Still the hedging effectiveness for these hedging relationships has proven to be close to 100%, which has been in line with management's expectations given the cash flows of the transactions involved.

Derivative instruments designated as cash flow hedging instruments
Telenor has not designated any cash flow hedging relationships during the fiscal year 2002.

Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation
As described in Note 21 to the financial statements Telenor hedges net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2002 the instruments involved have been bonds and forward contracts. To the extent these hedging relationships have proven to be effective, translation adjustments on these hedging instruments have been reported in the Cumulative Translation Adjustment section of equity.

Derivatives not designated as hedging instruments
Telenor has a duration-based target for interest rate risk management. Interest rate swaps are used to periodically rebalance the portfolio in order to be in line with the duration target. These derivatives do not qualify as hedging instruments, and are marked-to-market-through earnings.

Foreign currency swaps are frequently used for liquidity management purposes. No hedging relationships are designated in relation to these derivatives, and any changes in fair value are recognized through earnings.

Quantitative information

Fair value hedging relationships:	in NOK millions
Net loss recognized in 2002 earnings hedged items:	124
Net gain recognized in 2002 earnings hedging instruments	(129)
Amount of hedge ineffectiveness	(5)

No components of the derivative instruments' gain or loss have been excluded from the assessment of hedge effectiveness.

Hedges of foreign currency exposure of a net investment in a foreign operation;
Net amount of gains on hedging instruments included in the cumulative translation adjustment during 2002 was NOK 1,139 million.

For forward contracts the forward points have been excluded in determining hedge effectiveness. The hedge ineffectiveness charged to profit and loss in this context is immaterial.

Cash flow hedging relationships;
Not applicable.

(10) Goodwill amortization and impairment of goodwill
Effective 1 July 2001, Telenor adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and effective 1 January 2002, Telenor adopted the full provision of Statement 141 and Statement No. 142 (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after 30 June 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after 30 June 2001.

[1] A number of requirements are outlined in this paragraph. Among others; the notional amount of the swap matches the principal amount of the interest-bearing asset or liability, the fair value of the swap at its inception is zero, the formula for computing net settlements under the interest rate swap is the same for each net settlement.
[2] The benchmark interest rates in this instance would be the swap rates.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determine the fair value of goodwill by assigning the unit's fair value to each assets and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Telenor completed its first phase impairment analysis during the fourth quarter of 2002 and found one reporting unit with a carrying value in excess of the fair value based on the public quoted stock price adjusted to reflect a control premium. Accordingly, the second testing phase was necessary and was performed with assistance of external valuation experts. This resulted in impairment loss of goodwill of NOK 2,252 million recorded under US GAAP.

In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes," the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure according to US GAAP, as if the change had been retroactively applied, is as follows:

(in NOK millions, except per share amounts)	2001	2000
Reported net income	7,004	1,082
Goodwill amortization, net of tax and minority interests	1,840	1,179
Adjusted net income	8,844	2,261
Earnings per share		
Reported earnings per share	3.952	0.759
Goodwill amortization per share net of tax and minority interests	1.037	0.826
Adjusted earnings per share	4.989	1.585

Under Norwegian GAAP goodwill is amortized. At year end 2002 goodwill was also considered to be impaired for the reporting entity based on the same valuation as under US GAAP. An impairment loss of NOK 2.1 billion was recorded as the difference between the carrying value and the fair value based on the quoted market share price adjusted to reflect a control premium. The second step of the goodwill impairment test is not consistent with Norwegian GAAP.

(11) Measurement date

Under US GAAP the measurement date is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which is consistent with the date of consolidation

Under Norwegian GAAP the measurement date is the date the risk for the company's results of operations is transferred. The acquired company's results, amortization of net excess values and calculated financing expenses have been recorded directly against the Group's shareholders' equity in the period between the date for transfer of risk and the date of consolidation. The date of consolidation is consistent with US GAAP. This has resulted in a charge directly to shareholder's equity under Norwegian GAAP that is not consistent with US GAAP and a different valuation of tangible and intangible assets under Norwegian GAAP compared to US GAAP and therefore also differences in subsequent depreciation and amortization.

(12) Sale of software

Telenor is a provider of full service application and IT operating systems services. Under Norwegian GAAP, revenue from sale of software licenses and software upgrades. Is recognized upon the delivery of the software licenses and software upgrades under US GAAP, revenue from sale of software lisences and software upgrades is deferred and recognized as revenue over remaining software maintenance period as the customer does not have access to the software unless Telenor provides software maintenance. In addtion, in conjuction with these contracts, the Company may develop additional applications that are not essential to the use of the software. Under Norwegian GAAP, the fees for the development of the additional software are recognized based on the percentage of completion method of accounting. Under US GAAP, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

(13) Taxes

The income tax effects of US GAAP adjustments are recorded as deferred taxes.

(14) Dividends

Under Norwegian GAAP, dividends payable reduce shareholder's equity for the year in which they relate.

Under US GAAP, dividends payable are recorded as a reduction of shareholder's equity when approved.

(15) Cross border tax benefit leases

The Group has offset the future lease obligations under the digital telephone switches and the GSM Mobile telephone network cross border tax benefit lease transaction against the unused prepayments on deposits at financial institutions.

Both under Norwegian GAAP and under US GAAP Telenor have deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or other contingencies.

Under US GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The legal right to offset the prepaid lease amount against the future lease obligations does not legally exist. Therefore, under US GAAP, the prepaid lease amounts and the Group's future obligations under the sales-leaseback transactions are recorded gross on the consolidated balance sheet as financial assets and long-term interest-bearing liabilities in the amount of approximately NOK 4,830 million for the year ended 31 December 2001 and financial assets and long-term interest-bearing liabilities of NOK 3,557 million for the year ended 31 December 2002. This does not affect the profit and loss statement or shareholder's equity.

At 31 December 2002 future minimum annual rental commitments under capital lease liabilities are as follows under US GAAP:

(in NOK millions)	As of 31 December 2002
2003	517
2004	639
2005	641
2006	658
2007	814
Later years through 2006	2,894
Total minimum lease payments	6,163
Less amount representing interest	662
Capital lease obligation under US GAAP	5,501
Capital lease obligation under Norwegian GAAP	1,928
Deferred gain (both Norwegian and US GAAP)	208

Capital lease property is included in tangible assets as follows (at net book value):

(in NOK millions)	2002	2001
Switches	221	355
GSM mobile telephony network	478	737
Satellites	732	790
Set top boxes	334	-
Other	105	-
Total	1,870	1,882

(16) Revenue recognition

Under Norwegian GAAP gains on the sale of fixed assets and operations are included in total revenues. Under US GAAP such gains would be included below other operating income.

Under Norwegian GAAP revenue from telecommunications installation fees and connection fees are recognized in revenue at the time of the sale and all initial direct costs are expensed as incurred. Under US GAAP, such connection and installation fees that do not represent a separate earnings process should be deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial direct costs to the extent of the deferred revenue should also be deferred over the same period that the revenue is recognized. The effect on net income of this difference is not material.

SAB 101

The Company has considered the effect of SAB 101 and determined that it would not have a material effect on net income for any period presented.

New U.S. Accounting Standards

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after 15 June 2003 with early adoption permitted. Telenor has not determined the impact that the statement will have on revenues or operating result.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for financial statements where exit or disposal activities are initiated after 31 December 2002. This statement nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity," which allowed recognition of a liability for exit and disposal activities upon management's intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Telenor will adopt this statement for exit or disposal activities initiated from 1 January 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Standard are effective for fiscal years ending after 15 December 2002 and have been incorporated into these financial statements and accompanying footnotes.

STATEMENT OF PROFIT AND LOSS

Telenor ASA

1 January – 31 December for 2002 and 2001. 21 July - 31 December for 2000

(in NOK millions)	Note	2002	2001	2000
Revenues		605	270	-
Gains on disposal of operations		63	5,158	-
Total revenues		668	5,428	-
Operating expenses				
Salaries and personnel costs	2, 3	350	148	8
Other operating expenses	4	671	381	24
Losses on disposal of operations	5	1,390	-	-
Depreciation and amortization		39	6	-
Total operating expenses		2,450	535	32
Operating profit (loss)		(1,782)	4,893	(32)
Net financial items	6	(3,494)	5,954	5,565
Profit (loss) before taxes		(5,276)	10,847	5,533
Taxes	7	2,650	(4,947)	(1.549)
Net income (loss)		(2,626)	5,900	3,984
Proposed dividends		799	621	532
Group contribution distributed, net after taxes		137	9,363	2,342

BALANCE SHEET

Telenor ASA at 31 December

(in NOK millions)	Note	2002	2001
Assets			
Deferred tax assets	7	2,265	-
Other intangible assets		205	223
Tangible assets		46	41
Financial assets	8	85,495	18,706
Total fixed assets		88,011	18,970
Interest-bearing receivables on Group companies		-	23,006
Non-interest-bearing receivables on Group companies		258	137
Receivable Group Contribution		-	16,336
Non-interest-bearing receivables external		102	131
Cash and cash equivalents		-	396
Total current assets		360	40,006
Total assets		88,371	58,976
Equity and Liabilities			
Equity		39,202	42,608
Provisions		-	6
Long-term interest-bearing liabilities	9	21,470	-
Long-term non-interest-bearing liabilities		195	212
Total long-term liabilities		21,665	212
Short-term interest-bearing liabilities	9	25,583	-
Short-term non-interest-bearing liabilities	10	1,921	16,150
Total short-term liabilities		27,504	16,150
Total equity and liabilities		88,371	58,976
Mortages		-	-
Guarantee liabilities	11	6,934	1,871

Oslo, 19 March 2003

Thorleif Enger
Chairman of the Board of Directors

Åshild M. Bendiktsen
Vice-chairman of the Board of Directors

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Bjørg Ven
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

CASH FLOW STATEMENT

Telenor ASA

1 January – 31 December for 2002 and 2001. 21 July – 31 December for 2000

(in NOK millions)	2002	2001	2000
Profit before taxes	(5,276)	10,847	5,533
Taxes paid	(1,303)	(507)	-
Net (gain) loss	1,341	(5,158)	-
Depreciation and amortization	39	6	-
Group contribution	-	(16,336)	(5,487)
Write-down of shares	5,893	11,705	-
Currency gain not relating to operating activities	(457)	-	-
Changes in accruals etc.	(63)	(51)	(46)
Net cash flow from operating activitites	174	506	-
Purchase of tangible and intangible assets	(12)	(39)	-
Cash receipts from sale of subsidiaries	16	5,326	-
Cash payments on establishing new companies	(2,250)	(52)	-
Cash payments on establishing receivables on Group companies	(3,754)	(7,550)	(15,378)
Purchase of other investments	(753)	(93)	-
Net cash flow from investment activities	(6,753)	(2,408)	(15,378)
Proceeds from long-term liabilities	11,012	-	-
Proceeds from short-term liabilities	1,081	598	-
Payments of long-term liabilities	(6,935)	-	-
Payments of short-term liabilities	(300)	-	-
Proceeds from issuance of shares	19	21	15,583
Paid costs in connection with capital increase	-	(54)	(205)
Payments of dividend	(621)	(532)	-
Proceeds from Group contribution	5,682	5,485	-
Payments of Group contribution	(3,702)	(3,220)	-
Net cash flow from financing activities	6,236	2,298	15,378
Effect on cash and cash equivalents of changes in foreign exchange rates	(53)	-	-
Net change in cash and cash equivalents	(343)	396	-
Cash and cash equivalents at 1 January	396	-	-
Cash and cash equivalents at 31 December	-	396	-

STATEMENT OF SHAREHOLDER'S EQUITY

Telenor ASA

	Number of shares	Nom Amount (NOK)	Share Capital (NOK mill.)	Other paid capital (NOK mill.)	Other equity (NOK mill.)	Treasury shares (NOK mill.)	Total (NOK mill.)
Equity at establishment considering contribution in kind 3 October, 2000	1,400,000,000	6	8,400	5,600	4,611	-	18,611
Shares dividend issue 10 November, 2000	30,000,000	6	180	(180)	-	-	-
Treasury shares	-	6		180	-	(180)	-
Shares issue December 2000	372,151,899	6	2,233	13,013	-	-	15,246
Net income for 2000 (21.07–31.12)	-	-	-	-	3,984	-	3,984
Dividends	-	-	-	-	(532)	-	(532)
Balance as of 31 December, 2000	1,802,151,899	6	10,813	18,613	8,063	(180)	37,309
Net income for the year 2001	-	-	-	-	5,900	-	5,900
Dividends	-	-	-	-	(621)	-	(621)
Employee share issue	578,753	6	3	17	-	-	20
Distribution of own shares	-	6	-	(11)	-	(11)	-
Balance as of 31 December, 2001	1,802,730,652	6	10,816	18,619	13,342	(169)	42,608
Net income for the year 2002	-	-	-	-	(2,626)	-	(2,626)
Dividends	-	-	-	-	(799)	-	(799)
Employee share issue	695,520	6	4	15	-	-	19
Balance as of 31 December, 2002	1,803,426,172	6	10,820	18,634	9,917	(169)	39,202

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND GENERAL

Telenor ASA is a holding company and contains the Group Management and corporate functions. As of 15 April 2002, Telenor's internal bank (Telenor Finans), among other entities, was transferred from Telenor Communications AS (now Telenor Eiendom Holding AS) with assets and liabilities, including guarantee liabilities. Furthermore, in 2002 Telenor ASA started some strategic Group projects, mainly Telenor's program for improving the efficiency of operations, Delta 4. Consequently the figures for 2002 are not directly comparable to 2001. The Group Management was transferred from Telenor Communications AS as of 1 January 2001, and corporate functions as of 1 July. In the first six months of 2001, Telenor ASA paid a service fee to Telenor Communications AS for corporate functions.

In 2001, Telenor ASA owned shares in Telenor Communications AS, and Telenor Communications AS owned shares in a number of subsidiaries. As a part of the reorganization of the Telenor Group a number of holding companies were established in 2001. In 2002, the shares in Telenor Communications AS were demerged and distributed to the holding companies.

Revenues are mainly management fee from the Telenor Group and sale of consultancy services to other Group companies. Purchases from other companies within the Group consist mainly of consultancy fees in strategic Group projects, property lease, IT-operations and maintenance.

Telenor ASA conducts the main part of the external debt financing in Telenor, and provides loan to, and receives placements of liquid assets from Group companies. See note 20 to the consolidated financial statements.

Shares in subsidiaries and loans provided to these are evaluated at cost. Investments in subsidiaries are evaluated as a whole, and adjustments in the book value are only made if the aggregated holdings have a lower estimated fair value than the original cost or a loss in value for a separate investment is other than a temporary decline. The value of the investments in subsidiaries must be viewed together with the values in the consolidated accounts. Write-downs of the values of Telenor ASAs investments in subsidiaries have been performed to better reflect the values in the consolidated financial statements. The write-downs are classified as financial items in the profit and loss statement.

Telenor ASA's accounting principles are similar to the accounting principles for the Telenor Group, as described. Where the notes for the parent company are substantially different from the notes for the Group, these are shown below. Otherwise refer to the notes to the consolidated financial statements for the Group. All profit and loss figures for 2000 covers the period from 21 July through 31 December.

2. SALARIES AND PERSONNEL COSTS

The Group's Chief Executive Officer and the Board of Directors have the same position in Telenor ASA. We refer to note 28 to the consolidated financial statements for the Group for further information on the compensation to the Board of Directors, management, auditor etc. for the year 2002.

Salaries and Personnel costs	2002	2001	2000
Salaries and holiday pay	213	98	-
Social security tax	36	14	-
Pension cost including social security tax	58	24	-
Other personnel costs	43	12	8
Total salaries and personnel costs	350	148	8

3. PENSION OBLIGATIONS

(in NOK millions)	2002	2001
Change in benefit obligation		
Benefit obligation at the beginning of the year	170	-
Service cost	29	19
Interest cost	24	6
Actuarial gains and losses	8	14
Transfer of businesses	216	131
Benefits paid	(81)	-
Benefit obligations at the end of the year	366	170
Change in plan assets		
Fair value of plan assets at the beginning of the year	129	-
Actual return on plan assets	(6)	16
Transfer of business	141	91
Pension contribution	42	22
Benefits paid	(12)	-
Fair value of plan assets at the end of the year	294	129
Funded status	72	41
Unrecognized prior service costs[1]	(118)	(2)
Unrecognized net actuarial losses[1]	(104)	(35)
Accrued social security tax	(20)	1
Net accrued (prepaid) benefit cost	(170)	5

Assumptions as of 31 December, see note 7 in the consolidated financial statements for the Group

Components of net periodic benefits costs	2002	2001
Service cost	29	19
Interest cost	24	6
Expected return on plan assets	(20)	(5)
Amortization of prior service costs	13	-
Amortization of actuarial gains and losses	4	1
Social security tax	6	3
Net periodic benefit costs	56	24
Contribution plan costs	2	-
Total pension costs charged to the year's result	58	24

[1]The substantial part of unrecognised prior service costs and net actuarial losses arose from transferring employees from other Telenor companies in the years 2002 and 2001. The change in scheme (unrecognised prior service costs) is related to implementation of the early retirement scheme (AFP scheme) as of 1 January 1997 for wholly owned subsidiaries. The implementation effect is expensed over the estimated remaining service period. Change in scheme that is not expensed as of 31 December 2002 amounted to NOK 131 million. This amount is included in financial assets, see note 8 below.

4. OTHER OPERATING EXPENSES

(in NOK millions)	2002	2001	2000
Cost of premises, vehicles, office equipment etc.	56	13	-
Operation and maintenance	47	14	-
Travel and travel allowances	38	24	-
Marketing, representation and sales commission	33	17	-
Consultancy fees and rent of personnel	326	276	-
Workforce reductions	27	-	-
Bad debt	18	-	-
Other	126	37	24
Total other operating expenses	671	381	24
Of which internal within Group companies	195	152	-

5. LOSSES ON DISPOSAL OF OPERATIONS

Losses on disposal of operations in 2002 were mainly related to the simultaneous liquidation of Nye Telenor Communications I AS, and Digifone Holding AS, see note 7 below.

In connection with the liquidations a deferred tax asset arose, recorded as tax income, which more than compensated for the liquidation loss.

6. FINANCIAL INCOME AND EXPENSES

(in NOK millions)	2002	2001	2000
Interest income from Group companies	3,614	1,301	78
Group contribution from Group companies[1]	(66)	16,336	5,487
Total financial income	3,548	17,637	5,565
Interest expenses external	(923)	-	-
Other financial expenses	(8)	-	-
Interest expenses to Group companies	(661)	-	-
Write-downs[2]	(5,863)	(11,705)	-
Total financial expenses	(7,455)	(11,705)	-
Net foreign gains	457	-	-
Net gains (losses) on financial assets	(44)	22	-
Total Financial income and expenses	(3,494)	5,954	5,565

[1] Negative Group contribution 2002 is a correction of received Group contribution 2001.

[2] Write-downs of the values of Telenor ASAs investments in subsidiaries have been performed to better reflect the values in the consolidated accounts. Group contribution distributed (net after taxes) has initially increased the book values of subsidiaries. The book values have been written down in 2001 as the Group contributions in 2001 and 2000 are distributed to cover losses in the relevant subsidiaries.

7. TAXES

(in NOK millions)	2002	2001	2000
Profit before taxes in Norway	(5,276)	10,847	5,533
Current taxes in Norway	3	4,941	1,549
Deferred taxes in Norway	(2,653)	6	-
Total income tax expense (income)	(2,650)	4,947	1,549

(in NOK millions)	2002	2001	2000
Effective tax rate			
Expected income taxes according to statutory tax rate (28 %)	(1,477)	3,037	1,549
Non-taxable income	-	(1,368)	-
Non-deductable expenses	1,667	3,278	-
Liquidation of Nye Telenor Communications I AS	(2,843)	-	-
Insufficient taxes calculated earlier years	3	-	-
Tax expense (income)	(2,650)	4,947	1,549
Effective tax rate in %	N/A	45.6%	28%

Deferred taxes

(in NOK millions)	Assets 2002	Liabilities 2002	Assets 2001	Liabilities 2001
Long-term assets	14	(3)	-	(5)
Current assets	-	-	-	(1)
Long-term liabilities	-	(678)	5	-
Short-term liabilities	10	-	-	-
Tax losses carried forward	2,922	-	-	-
Deferred taxes	**2,946**	**(681)**	**5**	**(6)**
Valuation allowances	-	-	-	-
Net deferred taxes	**2,265**	-	-	(1)

In 2002, operations were transferred to Telenor ASA with a deferred tax liability in the balance sheet in the amount of NOK 388 million. This was mainly related to unrealized exchange gains on long-term liabilities in Telenor Finans. In 2002 a tax loss of approximately NOK 11.5 billion corresponding to a deferred tax asset of approximately NOK 3.2 billion, was realized in connection with the liquidation of Nye Telenor Communication I AS and Digifone Holding AS, see note 13 to the consolidated financial statements. In 2002 an accounting loss before taxes on the same shares of NOK 1.3 billions also was realized. In 2002, no Group contributions have been provided to Telenor ASA to cover the tax loss, as taxable income in subsidiaries in the tax Group in Norway have been utilized to cover tax losses in other subsidiaries in the tax Group. It is expected that Group contributions in future years will entail utilization of tax losses carried forward in Telenor ASA, and is therefore reported as a deferred tax asset in the financial statements for 2002. Tax losses carried forward as of 31 December 2002, was NOK 10,437 million, and expire in ten years.

In 2001, income of NOK 4,885 million was not taxable, mainly related to the gain on the sale of Telenor Media. No deferred tax asset was calculated on the write-downs of investments in subsidiaries in 2002 and 2001. The current taxes in the balance sheet for 2001 and 2000 were reduced with taxes on Group contribution distributed.

8. FINANCIAL ASSETS

(in NOK millions)	2002	2001
Shares in subsidiaries[1]	15,714	18,584
Receivables on associated companies	440	-
Interest bearing receivables on Group companies[1]	69,079	-
Other long-term shares and other investments	90	13
Changes in pension plan scheme	131	-
Net plan assets	39	-
Other receivables	2	109
Total financial assets	**85,495**	**18,706**

[1] See note 12.

[2] Interest bearing receivables on Group companies are loans from Telenor Finans.

9. INTEREST-BEARING LIABILITIES

(in NOK millions)	2002	2001
Short-term interest-bearing liabilities to Group companies	24,499	-
Drawing on Group bank account	1,081	-
Other short-term interest-bearing liabilities	3	-
Total short-term interest-bearing liabilities	**25,583**	-
Long-term interest-bearing liabilities	21,470	-
Total interest-bearing liabilities	**47,053**	-

Long-term interest bearing liabilities are external. See note 20 to the consolidated financial statements.

10. SHORT-TERM NON-INTEREST-BEARING LIABILITIES

(in NOK millions)	2002	2001
Accounts payable	10	14
Government taxes, tax deductions etc.	45	32
Dividends payable	799	621
Accrued expenses	540	41
Current taxes	-	1,301
Liabilities to Group companies	160	995
Group contribution	190	13,005
Other liabilities	177	141
Total short-term non-interest-bearing liabilities	1,921	16,150

11. GUARANTEE LIABILITIES

in NOK millions	2002	2001
Guarantee liabilities	6,934	1,871

The table does not include purchased bank guarantees or guarantees where the corresponding liabilities are recorded in the company's balance sheet. The increases in the gurarantee liabilities exceeding new guarantees in 2002 is due to transfer of activities from subsidiaries to Telenor ASA. Reference is made to note 23 in the consolidated financial statements for the Group regarding guarantee liabilities for Bravida with NOK 515 million, Intelsat with NOK 815 million and the termination fee for the Cross Border Tax Benefit Lease of NOK 174 million and a guarantee towards Telenor Pensjonskasse of NOK 165 million. Telenor ASA has provided guarantees for NOK 2.458 million in 2002 in connection with a tax claim, see note 13 to the consolidated financial statements for the Group. Telenor ASA has submitted guarantees of NOK 1,420 million for the satellite-leases Thor II and Thor III, including termination fees of NOK 171 million. The leasing agreements end in 2008 and 2010. The leasing liability as of 31 December 2002 recorded in subsidiaries was NOK 1,114 million. Telenor ASA has submitted guarantees, limited up to NOK 968 million for financial leasing liabilities of NOK 550 million in Canal Digital. These leasing agreements end in the period of 2003 – 2007. In 2000, a fulfillment guarantee for deliveries between subsidiaries of NOK 333 million was provided. The guarantee ends in 2007. Furthermore, fulfillment guarantees of approximately NOK 90 million for deliveries and payments by subsidiaries to external parties have been provided.

12. SHARES IN SUBSIDIARIES

The table below sets forth Telenor ASA' ownership interest in its subsidiaries. These subsidiaries will mainly be holding companies and their directly owned subsidiaries. Several of the subsidiaries named in the second part, own shares in other subsidiaries as described in their respective annual reports.

(in NOK thousands)	Office	Share owned in %	Book value
Telenor Networks Holding AS	Norway	100.0	1,268,207
Telenor International Centre AS	Norway	100.0	100
Telenor Management Partner AS	Norway	100.0	20,000
Telenor Intercom Holding AS	Norway	100.0	1,278,992
Telenor Key Partner AS	Norway	100.0	19,000
Telenor Communication II AS	Norway	100.0	124,000
Telenor Satellite Mobile Holding AS	Norway	100.0	262,086
Telenor Mobile Holding AS	Norway	100.0	7,352,200
Telenor Satellite Networks Holding AS	Norway	100.0	246,579
Itworks Holding AS	Norway	100.0	-
Telenor Installasjon Holding AS	Norway	100.0	85,767
Telenor Business Solutions Holding AS	Norway	100.0	-
Dansk Mobil Holding II AS	Norway	100.0	-
Telenor Inma Holding AS	Norway	100.0	110
Telenor Business Partner Invest AS	Norway	100.0	870,000
Telenor Teleservice Holding AS	Norway	100.0	27,452
Telenor Plus Holding AS	Norway	100.0	-
Telenor Eiendom Holding AS	Norway	100.0	4,159,523
Telenor KB AS	Norway	100.0	100
Telenor Struktur II AS	Norway	100.0	120
TOTAL			15,714,236

Shares in subsidiaries owned through subsidiaries

	Office	Share owned in %
Telenor Networks Holding AS		
Telefonselskapet AS	Norway	100.0
Telenor Global Services AS	Norway	100.0
Telenor Svalbard AS	Norway	100.0
Telenor Privat AS	Norway	100.0
Telenor Telecom Solutions AS	Norway	100.0
Telenor International Centre AS		
Telenor Magyarorszag KFT	Hungary	99.3
Telenor Russia AS	Norway	100.0
Telenor Bruxelles SA	Belgium	100.0
Telenor Intercom Holding AS		
Nye Telenor Mobile Communications AS	Norway	100.0
Telenor Communication II AS		
Authorization Centre Slovakia j.s.c	Slovakia	59.3
Digitania RT	Hungary	99.99
Digitania Czech Republic a.s.	Czech	100.0
TN Satellite Services AB	Sweden	100.0
Argos Maroc S.A	Morocco	99.9
CIMECOM S.A.	Morocco	99.7
TTYL AS	Norway	100.0
Telenor Venture III AS	Norway	100.0
Telenor Forsikring AS	Norway	100.0
Telenor Venture II ASA	Norway	50.1
Telenor Venture AS	Norway	63.7
Telenor Kapitalforvaltning ASA	Norway	100.0
Telenor Irland AB	Sweden	100.0
Gintel AS	Norway	60.0
Telenor Satellite Mobile Holding AS		
Telenor Satellite Services AS	Norway	100.0
Telenor Mobil Holding AS		
Nye Telenor Satellite Mobile I AS	Norway	100.0
Nye Telenor Mobile Communications III AS	Norway	100.0
Telenor Mobile Communications AS	Norway	100.0
Telenor East Invest AS	Norway	100.0
Telenor Mobile Sverige AS	Norway	100.0
Telenor Greece AS	Norway	100.0
Nye Telenor Mobile Communications II AS	Norway	100.0
Telenor Mobil AS	Norway	100.0
Wireless Mobile International AS	Norway	100.0
Telenor Mobile USA AS	Norway	100.0
Telenor Satellite Networks Holding AS		
Telenor Satellite Networks AS	Norway	100.0
Telenor Satellite Networks II AS	Norway	100.0
Telenor Satellite Networks Holding II AS	Norway	100.0
Telenor Business Solutions Holding AS		
Telenor Business Solutions AS	Norway	31.7
Telenor Bedrift AS	Norway	100.0
Nextra Russia Invest AS	Norway	100.0
IT Drift AS	Norway	99.8
Edisys AS	Norway	51.0
Telenor Link Holding AS	Norway	100.0

	Office	Share owned in %
TBS Infrastructure AB	Sweden	100.0
Nye Telenor East Invest AS	Norway	100.0
Infonet Telecom AS	Norway	80.0
Nextra Active AS	Norway	100.0
Nextra Messaging AS	Norway	100.0
Dansk Mobil Holding II AS		
Dansk Mobil Holding AS	Norway	100.0
Telenor Inma Holding AS		
Telenor Inma AS	Norway	100.0
Telenor Business Partner Invest AS		
EDB Business Partner ASA	Norway	51.8
Telenor Teleservice Holding AS		
Kalix Tele 24 AB	Sweden	100.0
Telenor Teleservice AS	Norway	100.0
Telenor Plus Holding AS		
Telenor UK Ltd.	Great Britain	100.0
Telenor Bulgaria o.o.d.	Bulgaria	100.0
Telenor Satellite Broadcasting AS	Norway	100.0
Telenor Plus AB	Sweden	100.0
Canal Digital AS	Norway	100.0
Nordic Satellite Distribution AS	Norway	100.0
Telenor Avidi AS	Norway	100.0
Telenor CTV AS	Norway	100.0
Norkring AS	Norway	100.0
Telenor Vision International AB	Sweden	100.0
Telenor Satellite Services 2 AS	Norway	100.0
Pecheur AS	Norway	100.0
ICanal AS	Norway	100.0
ABC Startsiden AS	Norway	83.3
Conax AS	Norway	90.0
Salsamedia AS	Norway	85.0
Telenor Internett AS	Norway	100.0
Telenor Online AS	Norway	100.0
Frisurf AS	Norway	100.0
Telenor Direkte AS	Norway	100.0
Nordic Satelllite Broadcasting S.A.	Luxembourg	100.0
Telenor Eiendom Holding AS		
Telenor Eiendom Fornebu AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 2 AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 3 AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 4 AS	Norway	100.0
Telenor Eiendom Drift AS	Norway	100.0
Telenor Eiendom Fornebu Fjordpark Syd AS	Norway	100.0
Telenor Eiendom Fornebu Fjordpark Nord AS	Norway	100.0
Telenor Eiendom Midt-Norge AS	Norway	100.0
Telenor Eiendom Hareløkken AS	Norway	100.0
Telenor Eiendom Sør AS	Norway	100.0
Telenor Eiendom Vest AS	Norway	100.0
Telenor Hellas SA	Greece	99.0
Telenor Business Solutions AS	Norway	68.3

AUDITOR'S REPORT FOR 2002

To the Annual Shareholders' Meeting of
Telenor ASA

Auditor's report for 2002

We have audited the annual financial statements of Telenor ASA as of 31 December 2002, showing a loss of NOK 2,626 million for the parent company and a loss of NOK 4,656 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements, included on pages 72–130, have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway

- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

- the information in the Directors' report, included on pages 10–17, concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss is consistent with the financial statements and comply with law and regulations.

Oslo, March 19, 2003

ERNST & YOUNG AS

Olve Gravråk (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

STATEMENT FROM THE CORPORATE ASSEMBLY OF TELENOR

The Corporate Assembly of Telenor ASA decided 27 March 2003 the following:

The Corporate Assembly recommends that the General Meeting approves the Board of Directors proposed profit and loss statement and balance sheet for Telenor ASA and for the Group for 2002, and recommended that the General Meeting approves the suggested appropriation of the net loss for the year 2002.

Shareholder information is a central part of Telenor's communication with its owners. Telenor shares were among the most actively traded on the Oslo Stock Exchange in 2002, and performed better than relevant industry indexes. For further information on Telenor shares please visit our website at www.telenor.com/ir

SHAREHOLDER INFORMATION

Telenor is committed to building a close and trusting relationship with its shareholders. Comprehensive information through a number of channels shall ensure that the stock market is kept informed of important developments in the group.

SHAREHOLDER POLICY

Telenor ASA's long-term primary objective is to give shareholders a return on their investment that is at least equal to alternative investments with a corresponding risk profile. The return shall be made in the form of a cash dividend in addition to the added value of the share. The Telenor share shall appear as a liquid and attractive investment opportunity.

OWNERSHIP STRUCTURE

Telenor had 55,840 shareholders at the end of 2002. Of these, 54,180 were private individuals. Non-Norwegian investors owned approximately 9.4% of the total stock. The Norwegian State, through the Ministry of Trade and Industry, is the largest individual owner with 77.6% of the shares.

AUTHORISATION TO ISSUE NEW SHARES

Until the Annual General Meeting in 2003, the Board of Directors has the authority to increase the share capital by up to NOK 1,064,776,488, divided between a maximum of 177,462,748 shares. The Board can determine whether the shareholders' priority for the share subscriptions may be deviated from. From these shares, 695,520 new shares were issued as part of the implementation of the Share Programme for employees in December 2002.

SHARE PROGRAMME FOR EMPLOYEES

To encourage long-term shareholding among Telenor employees, all permanent employees in Telenor ASA and Norwegian subsidiaries where Telenor ASA's ownership share directly or indirectly is greater than 90%, were given the opportunity to buy shares for up to NOK 7,500, with a 20% cash discount. Where the average share price in the last 30 days of trade, up to and including 16 December 2002 (share price NOK 31.16), is at least 12% higher than a corresponding average price up to and including 16 December 2002 (NOK 27.82), those who subscribed for shares in this offer will be allocated "profit bonus shares" for NOK 2,500, provided that they still hold the allocated shares and are still employees of Telenor.

Around 22% of the employees who were offered shares took advantage of the offer. They were allocated 276 shares each at a price of NOK 27.08, which was the average quoted price during the last five days of trade up to and including 16 December 2002. After taking account of the discount, the effective price is NOK 21.65.

SHARE CAPITAL AND OWN SHARES

As of 31 December 2002 Telenor ASA had a share capital of NOK 10.8 billion, divided into 1,803,426,172 shares, each with a nominal value of NOK 6. The company holds 28,103,172 shares. As part of the stock dividend issue decided at the Shareholders' meeting of 10 November 2000, the company received 30 million shares to be allocated as bonus shares to private individuals who bought shares in connection with the stock exchange introduction in December 2000. 1,896,828 bonus shares were allocated on 4 December 2001 to those private individuals who still held the shares they were allocated at the time of the stock exchange introduction, with one bonus share for every tenth share held. At the Shareholders' meeting in May 2001, the company was authorised to dispose of any excess shares in a manner to be decided by the Board.

Breakdown of shares per shareholder as of 31 December 2002

Interval	Number of shareholders	Percentage of all shareholders	Number of shares	Percentage of share capital
1–1,000	49,673	89.0%	19,530,074	1.1%
1,001–100,000	5,893	10.6%	31,760,311	1.8%
100,001–1,000,000	199	0.4%	67,306,306	3.7%
1,000,001–10,000,000	71	0.1%	190,690,232	10.6%
10,000,001–1,400,000,000	4	0.0%	1,494,139,249	82.9%
Total	**55,840**	**100.00%**	**1,803,426,172**	**100.00%**

Share price performance in NOK Telenor, compared with the development of the Dow Jones European Index in 2002


— Telenor — Index
100
80
60
40
02.01.02
03.06.02
30.12.02

DIVIDENDS
It is Telenor ASA's policy to pay a share of the year's profits as dividend to the shareholders. Telenor's aim is to share out an annual dividend corresponding to 20-30% of the net income after tax and minority interests, with adjustments being made for any non-recurring gains and losses. The amount of the dividend can however vary from year to year.

The Board of Directors proposes that a dividend of NOK 0.45 per share be paid out for 2002. The dividend approved at the Shareholders' meeting will be paid on 23 May 2003 to the shareholders on the date of the Shareholders' meeting. The shares will be listed on the Oslo Stock Exchange exclusive of dividends, from 9 Friday May 2003.

SHARE PRICE PERFORMANCE
At the start of 2001, the Telenor share was quoted at NOK 38.50. The highest price during the year was NOK 39.30, and the lowest was NOK 22.50. At the end of the year, the price was NOK 26.50. At the end of the year, the price quoted on Nasdaq was USD 11.020. The market value as of 31 December 2002 was NOK 47.8 billion, which makes Telenor ASA the third largest company quoted on the Oslo Stock Exchange.

TRADE
The Telenor share is listed on the Oslo Stock Exchange under the ticker code TEL. The share is also listed the Nasdaq in the US under the ticker code TELN, where it trades through Telenor's ADR programme. One ADR share corresponds to three Norwegian shares. The depot bank is Morgan Guaranty Trust Company of New York.

In 2002, 691 million Telenor shares at a total value of NOK 20.8 billion were traded on the Oslo Stock Exchange. The average trading volume for Telenor shares on the Oslo Stock Exchange for the year was 2.8 million shares per day of trading. A round lot for the Telenor share on the Oslo Stock Exchange is 200 shares.

VOTING RIGHTS AND OWNERSHIP
Telenor has one class of shares and each share carries one vote. The company does not have any ownership restrictions beyond those that are stipulated in the Norwegian concession laws. The Norwegian Public Limited Companies Act regulates the exercising of shareholder rights. Pursuant to Norwegian law, only shares registered in the owner's name can be used for voting. Voting rights can be exercised no earlier than two weeks after shareholding has been reported to the Norwegian Central Securities Depository (VPS).

INFORMATION TO THE STOCK MARKET
Contact with the Norwegian and international stock markets has high priority in Telenor, and the company wishes to have an open dialogue with its shareholders and other players in the stock market. The objective is for the financial markets at any given time to have sufficient information on the company in order to form the basis for an accurate share valuation. Information that may be important to shareholders and other players in the Norwegian and international markets is provided in the form of notices to the Oslo Stock Exchange and through press releases. Telenor presents its results at its headquarter at Fornebu outside Oslo every quarter. In addition, regular meetings are held with investors in Europe and the US. Leading stockbrokers in Norway and abroad follow Telenor's progress.

RISK ADJUSTMENT
In accordance with Norwegian tax regulations, shareholders who are subject to taxation in Norway must make a downward or upward adjustment of the cost price of the shares with a "RISK" amount (adjustment of original cost of shares by taxed profits), when calculating sales gains. The RISK amount is calculated annually based on the change in Telenor's retained, assessed capital, divided by the number of issued Telenor shares. The RISK amount for 2001 was NOK 5.39 per share, and the preliminary corresponding figure for 2002 has been calculated at NOK -0,56 per share. The final RISK amount for 2002 will be available from 1 January 2004. Shareholders who are not subject to taxation in Norway are not affected by the Norwegian RISK regulations.

RATING
In March 2003 Telenor was rated by Moody's at A2/P1 for long and short-term financing respectively. In March 2003 Telenor was rated by Standard & Poor's at A-/A2 for corresponding long and short-term financing.

More – continuously updated – information on shareholder-related matters may be found on the Telenor IR web site:
www.telenor.com/ir

FINANCIAL CALENDAR 2003

7 May	Results first quarter 2003
7 May	Telenor ASA – Capital Markets Day
8 May	AGM
23 July	Results second quarter 2003
30 October	Results third quarter 2003

20 major external shareholders as of 31 December 2002

Names of shareholders	Nominee Account	Number of shareholders 31.12.02	Ownership in percentages 31.12.02
Ministry of Trade and Industry		1,400,000,000	77.63%
National Insurance Scheme Fund		44,524,000	2.47%
Telenor ASA		28,103,172	1.56%
State Street Bank	*	21,512,077	1.19%
Phildrew Nominees	*	9,908,011	0.55%
Royal Trust Corporation	*	8,881,728	0.49%
Vital forsikring ASA v/DnB Asset Management		8,625,800	0.48%
JP Morgan Chase Bank	*	7,151,777	0.40%
JP Morgan Chase Bank	*	5,785,952	0.32%
UBS		5,394,501	0.30%
DnB Norge		4,839,700	0.27%
State Street Bank	*	4,710,690	0.26%
Clearstream Banking	*	4,605,278	0.26%
KAS Depositary Trust Company	*	4,474,791	0.25%
The Northern Trust	*	4,382,584	0.24%
Gjensidige NOR		4,228,225	0.23%
Skandinaviska Enskilda Banken	*	4,220,000	0.23%
Deutsche Bank		4,172,348	0.23%
Storebrand Livsforsikring AS		4,114,300	0.23%
Euroclear Bank	*	3,887,773	0.22%
Sum		**1,583,522,707**	**87.81%**
Sum other		**219,903,465**	**12.19%**
Total number of shares		**1,803,426,172**	**100.00%**
Total number of shareholders (31.12.02)		**55,840**	



Annual reports on the Web

Telenor's annual reports since 1994 have been published on the company's website:
www.telenor.com/ir/annual_reports

Social report on the Web

Telenor's social report for 2002 is available on the Internet along with previous social reports:
www.telenor.com/ir/annual_reports

Design and production: Gazette › Photo: Morten Krogvold, Linda Cartridge, Bo Mathiesen › Print: PK Grafisk

GLOSSARY AND DEFINITION OF TERMS

ADR program: American Depositary Receipts program; an ADR program is characterized by a company signing an agreement with a bank for the depositing of the company's shares in the bank. In the USA, it is ADR securities that are traded, not shares.

ADSL: Asymmetrical Digital Subscriber Line; method of transmission that uses existing copper cable networks for services that require a higher capacity in one direction than the other, e.g. video on demand.

AMPS: Advance Mobile Phone Service; the original standard specification for analog mobile networks, AMPS divides a geographic area into cells in order to optimize the use of a limited number of frequencies.

Analog: term for radio transmission where the radio waves very continuously in synchronization with the voice.

ARPU: Average Revenue Per User; average revenue a service provider has per GSM subscription.

ASP: Application Service Provider; manage and distribute software over networks from a central location.

Broadband: transmission capacity with sufficient broadband to transmit, for example, voice, data and video simultaneously.

CPA: Content Provider Access; enables content providers to charge users for content services supplied to them via a mobile operator's customers, where the mobile operator handles all end-user invoicing.

D-AMPS: Digital Advanced Mobile Phone Service (also known as the IS-136 TDMA standard); a further development of the AMPS standard, comparable to GSM.

Digital: term for radio transmission where the voice signal is measured at regular intervals, and where these measured values are transmitted by the radio signal as numerical values (0 and 1).

EBITDA: Earnings before interest, taxes, depreciations and amortization.

GPRS: General Packet Radio Services; packet switch service that transfers data as packets, each with its own address.

GSM: Global System for Mobile communications; common European standard for digital mobile telephone systems.

ICT: Information and Communications Technology.

IP: Internet Protocol; the protocol (standard) that the internet is based on.

ISDN: Integrated Services Digital Network; term for digital networks that integrate a number of different services – voice, text, data and images.

MMS: Multimedia Messaging Service; a standard that enables the transfer of formatted text, and live pictures and sound, to and from mobile telephones.

MVNO: Mobile Virtual Network Operators; are mobile operators without physical network infrastructure, possessing all systems necessary to provide combined services and roaming to other network operators. May offer subscriptions (SIM-cards) and services to end-users.

NMT: Nordic Mobile Telephone; standard for the analog mobile telephone system developed in the Nordic region.

PKI: Public Key Infrastructure; is a standardised system for electronic signatures and identification for use with internet and content services via the mobile phone and digital TV. PKI will be an important factor in the development of electronic trade as well as public services to both private individuals and businesses.

PSTN: Public Switched Telephone Network; term for the normal, analog telecoms network.

RISK: adjustment of original cost of shares by taxed profits. The taxable cost price on the purchase of shares is adjusted with retained and taxed profit in the company. This is used to avoid double taxation on the added value.

SIM card: Subscriber Identity Module card; a small printed circuit board that needs to be installed in a GSM terminal before use. The card contains subscription details, security information and a memory for a personal telephone number register.

SMATV: Satellite Master Antenna Television; joint antenna installations.

SMS: Short Messaging Service; the text message system in GSM.

UMTS: Universal Mobile Telecommunications System; term for the third generation mobile network.

US GAAP: United States Generally Accepted Accounting Principles

VPN: Virtual Private Network; service for corporate communication where geographically spread organizations with private exchanges and Centrex solutions are linked together in one corporate network via switched connections in the public telecoms network.

WLAN: Wireless Local Area Network; a LAN (Local Area Network) that is linked by means of wireless technology.

ELECTED OFFICERS AND MANAGEMENT

CORPORATE ASSEMBLY

Members elected by the shareholders

Chairman: Mona Røkke, Tønsberg
Vice-chairman: Gisle Handeland, Fedje
Bjørg Simonsen, Andfiskå
Brit Seim Jahre, Oslo
Eystein Gjelsvik, Langhus
Hilde Kinserdal, Bergen
Jan Erik Korssjøen, Kongsberg
Randi Braathe, Rygge
Ragnar Klevaas, Sandvika
Ove Andersen, Kolbjørnsvik

Alternate elected by the employees

Inger-Grethe Solstad, Stavanger

Members elected by the employees

Berit Kopren, Stavanger
Jan Riddervold, Lillehammer
Astri Skare, Bergen
Stein Erik Olsen, Flaktveit
Arne Jenssen, Trondheim

Alternates elected by the employees

Erling Hjertnes, Bergen
Esther M. Strømme, Oslo
Francisco M. Rasmijn, Nesoddtangen
Ragnhild Holm, Bardu

Observers for the employees

Grethe Elin Henriksen, Oslo
Brit Østby Fredriksen, Drøbak

BOARD OF DIRECTORS

Members elected by the shareholders

Board chairman: Thorleif Enger, Oslo
Vice-chairman: Åsnild M. Bendiksen, Sjøvegan
Hanne de Mora, Switzerland
Einar Førde, Oslo
Jørgen Lindegaard, Copenhagen
Bjørg Ven, Oslo

Members elected by the employees

Harald Stavn, Kongsberg
Per Gunnar Salomonsen, Skien
Irma Tystad, Trysil

Alternates elected by the employees

Ragnhild Laura Hundere, Sel
Marianne Losnegaard Jensen, Oslo
Ragnhild Broen, Trondheim
Roger Rønning, Eidskog
Helge Enger, Kongsvinger
Hjørdis Henriksen, Sortland

GROUP MANAGEMENT

President and Chief Executive Officer:
Jon Fredrik Baksaas
Senior Executive Vice President and CEO of Telenor Mobile:
Arve Johansen
Senior Executive Vice President and Chief Financial Officer:
Torstein Moland
Executive Vice President and CEO of Telenor Broadcast:
Stig Eide Sivertsen
Executive Vice President and CEO of Telenor Networks:
Jan Edvard Thygesen
Executive Vice President and CEO of Telenor Norge:
Morten Karlsen Sørby
Executive Vice President and Chief Technical Officer:
Berit Svendsen

This report contains statements regarding the future prospects of Telenor, involving growth initiatives, profit figures, strategies and objectives. The risks and uncertainties inherent in all statements regarding the future can lead to actual profits and developments deviating substantially from what has been expressed or implied. The risk factors associated with Telenor's business activities are also described in form 20-F, which has been submitted to the Securities and Exchange Commission. (Available on: www.telenor.com/ir/annual_reports)

"Telenor will emerge from the challenges of 2003 as a less complex company, simplifying the workday of our customers."

Jon Fredrik Baksaas, President and CEO of Telenor

For news and investor information please visit our website: www.telenor.com